SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 5, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

MANAGEMENT PROPOSAL

AGM 2020

MARCH 5TH, 2020

TIMP3 NOVO MERCADO

TIM

Summary

01 – Call Notice

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

CALL NOTICE – ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING

The Shareholders of TIM Participações S.A. ("Company") are called upon, as set forth in Section 124 of the Brazilian Law No. 6,404/1976, to attend the Company's Annual and Extraordinary Shareholders' Meeting to be held on April 7th, 2020, at 2.30pm, at Avenida João Cabral de Mello Neto, No. 850, South Tower, Ground Floor - Auditorium, Barra da Tijuca, in the City and State of Rio de Janeiro, in order to resolve on the following Agenda:

<u>On Annual Shareholders' Meeting</u>:

(1) To resolve on the management's report and the financial statements of the Company, dated as of December 31st, 2019; **(2)** To resolve on the management's proposal for the allocation of the results related to the fiscal year of 2019 and the distribution of dividends by the Company; **(3)** To ratify the appointments of the Company's Board of Directors' Members, previously appointed at the Board of Directors' Meetings held on July, 30th, 2019 and February, 11th, 2020, under the terms of Section 150 of Law No. 6,404/1976 and Section 20, Paragraph 2 of the Company's By-laws; **(4)** To resolve on the composition of the Fiscal Council of the Company; **(5)** To elect the effective and alternate members of the Fiscal Council of the Company; and **(6)** To resolve on the compensation proposal for the Company's Administrators, members of the Committees and the members of the Fiscal Council of the Company, for the year of 2020.

<u>On Extraordinary Shareholders' Meeting</u>:

(1) To resolve on the proposal for the extension of the Cooperation and Support Agreement, through the execution of its 13th amendment, to be entered into between Telecom Italia S.p.A., on the one

hand, and the Company and its controlled Company, TIM S.A., on the other hand; **(2)** To resolve on the proposal of capital stock increase by means of capitalization of statutory reserve; and **(3)** To resolve on the amendment proposal of the Company's By-laws and its consolidation.

General Instructions:

1. All documents and information regarding the subjects to be analyzed and resolved on at the Shareholders' Meeting are at the Shareholders' disposal at the Company's head office, as well as on the websites www.tim.com.br/ri, www.cvm.gov.br and http://www.b3.com.br/pt_br/.

2. The Shareholder may participate either in person or represented by a duly constituted proxy, as provided by Section 126 of Law No. 6,404/1976 and by the sole paragraph of Section 12 of the Company's By-laws, as well as by distance voting ballot, following the detailed guidelines below:

a. **In person**: The Shareholder who chooses to participate in person must send a copy of the identity document and of the respective shareholding statement, issued at least five (5) business days prior to the Shareholders' Meeting, within two (2) business days prior to the Shareholders' Meeting;

b. **By proxy**: The Shareholder to be represented at the Shareholders' Meeting must send to the Company's head office the respective supporting documentation of its representation, including the power of attorney and/or the articles of incorporation related to the appointment, as the case may be, and the identification document of the representative, within two (2) business days prior to the Shareholders' Meeting; and

c. **By distance voting ballot**: The Shareholder that, pursuant to CVM Instruction No. 481/2009, chooses to participate by distance voting ballot, must send the instructions for filing the form to its respective custodian agents or to the depositary institution of the Company's shares, or must send the form directly to the Company and, in any case, the ballot must be received up

to seven (7) days prior to the Shareholders' Meeting, as informed in the management's proposal.

3. The documents mentioned herein shall be forwarded as follows: TIM Participações S.A., attention to the Investor Relations Officer, Mr. Adrian Calaza, Avenida João Cabral de Mello Neto, 850, North Tower, 12nd floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

Rio de Janeiro (RJ), March 5th, 2020.

Nicandro Durante

Chairman of the Board of Directors

02 – Management's report and Consolidated Financial Statements of the Company, dated as of December 31st, 2019

TIM PARTICIPAÇÕES S.A.

MANAGEMENT REPORT, FINANCIAL STATEMENTS AND THE OPINION OF INDEPENDENT AUDITOR AND STATUTORY AUDIT COMMITTEE, FOR THE YEAR OF 2019

Dear Shareholders,

In compliance with the Circular Letter CVM/SEP/Nº02/2020, and as set forth in the CVM Instruction Nr. 481/2009, TIM Participações S.A. informs that the Fiscal Council's Report is available on the website of the Brazilian Securities and Exchange Commission (CVM) filed in the category "Administration Meeting", type "Fiscal Council", type "Minute", subject "Opinion on Financial Statements".

In addition, the Financial Statements, the Independent Auditors' Report and the DFP Form for the year 2019, as well as the Participation Manual of the Meeting, are available on the CVM website and on the Investor Relations website of the Company, at the following electronic addresses:

www.cvm.gov.br/

www.tim.com.br/ir

Rio de Janeiro, March 5th, 2020.

Nicandro Durante
Chairman of the Board of Directors

03 – Item 10 from the Reference Form

10.1. Officers should comment on:

The financial information included in this Reference Form, except when expressly provided for, refers to our consolidated financial statements for the fiscal years ended December 31, 2017, 2018 and 2019.

The information in this item 10 of the Reference Form must be read and analyzed together with the consolidated financial statements, available on our website (www.tim.com.br/ri) and on the website of the Brazilian Securities and Exchange Commission (www.cvm.gov.br).

a. general financial and equity conditions

The Directors of TIM Participações understand that the Company has a healthy financial and equity condition to implement its strategic plan and comply with its short and long term obligations.

In 2019, the Company maintained a comfortable financial and equity situation, presenting (i) an increase of 112.4% in cash and securities positions; (ii) gross debt increased by 2.7% compared to 2018, (iii) reduction in net debt, gross debt discounted from the cash and securities position, and (iv) reduction in the level of indebtedness, Net Debt / EBITDA. EBITDA increased 30.7% in 2019, driven by the expansion of revenue and strict cost control.

Financial Condition	2019	2018	2017
In million reais			
Cash and Equivalent Cash[1]	2,285	1,076	3,726
EBTIDA	8,328	6,372	5,947
Gross Debt	3,415	3,325	6,423
Net Debt	1,130	2,249	2,697
Net Debt / EBTIDA	0.14	0.35	0.45

[1] In addition to Securities

TIM's debt is concentrated in long-term contracts (59% of the total), consisting mainly of BNDES financing and debentures. Approximately 11% of total debt is denominated in foreign currency (USD) and is fully protected by local currency hedge. The average cost of debt excluding leasing was 5.7% pa in 2019, compared to 8.2% pa in 2018.

Accompanied by its solid cash position, the company also has stable liquidity ratios, showing overall ability to meet its short- and long-term obligations. Regarding the liquidity ratios, the Company presented: General Liquidity ((Current Assets + Long-Term Assets) / (Current Liabilities + Non-Current)), considering the Company's Non-Current Assets as Long-Term Assets, for the years 2017, 2018 and 2019 of 2.26, 2.63 and 2.91, respectively, and Current Liquidity (Current Assets / Current Liabilities), of 1.05, 0.85 and 1.16, respectively.

Regarding the debt profile, the Company has been keeping the concentration of its short-term obligations under control, having presented in the years 2017, 2018 and 2019 the Debt Composition Index, (Current Liabilities / (Total Liabilities - Shareholders' Equity), 50%, 58% and 62%, respectively.

b. capital structure

The directors believe that the current capital structure of the Company presents conservative leverage levels. The Leverage Ratio, (Gross Debt / Equity) ended the years 2017, 2018 and 2019 at 35%, 17% and 15%, respectively.

The General Indebtedness Index evidences the Company's balance in the sources of asset financing, equity vs. third party capital. Additionally, the Company's concern in maintaining a capital structure that supports the business' needs is reflected in the debt profile, indicated by the Indebtedness Composition Index.

Capital Structure Ratios	2019	2018	2017
General Indebtedness (Current Liabilities + Non-Current Liabilities)/ Total Liabilities	34.3%	38.1%	44.3%
Composition of Indebtedness (Current liabilities /(Current liabilities + Non-Current liabilities))	61.8%	58.2%	50.0%

In parallel, the Company is capable of generating sufficient cash to meet its obligations, presenting a net debt / EBITDA ratio significantly below the average for the telecommunications industry.

c. *payment capacity in relation to financial commitments undertaken*

The Directors of TIM Participações believe that the Company has sufficient liquidity and capital resources to cover investments, operating expenses and debts incurred. It is understood that the working capital is sufficient for the current requirements, as well as the resources from cash and loans from third parties, are sufficient to meet the financing of its activities. The Company believes also be able to contract new loans to finance investments that accompany the opportunities of the sector.

The liquidity ratios, which indicate the company's financial capacity to honor its commitments to third parties, have controlled levels and are compatible with the strategic movements adopted by the Company, as shown in the table below.

Liquidity Ratios	2019	2018	2017
Immediate liquidity (Available/Current liabilities)	40.4%	26.4%	51.6%
Current Liquidity (Current Asset/Current liabilities)	116.0%	84.8%	105.3%
Quick Ratio ((Current Asset-Stock)/Current liabilities)	113.2%	82.2%	103.6%

In addition, other indicators, based on the cash generation capacity, EBITDA, are used to measure the coverage of financial expenses and gross debt and both point to a comfortable situation for the Company, as reported below:

- EBITDA in 2017 totaled R $ 5,947 million, while financial expenses for the same period totaled R$ 1,010 million and total gross debt at the end of the period was R $ 6,423 million. Thus, the level of financial expense coverage, which measures EBITDA's ability to cover the payment of net financial expense (EBITDA / Net Financial Expense), was 11.95 times and the debt coverage level, which measures the level gross debt in relation to EBITDA (Gross Debt / EBITDA) was 1.08 times.

- EBITDA in 2018 totaled R $ 6,372 million, while financial expenses for the same period totaled R $ 951 million and total gross debt at the end of the period was R $ 3,325 million. Thus, the level of financial expense coverage, which measures EBITDA's ability to cover the payment of net financial expense (EBITDA / Net Financial Expenses), was 12.22 times and the level of

debt coverage, which measures the level gross debt in relation to EBITDA (Gross Debt / EBITDA) was 0.52 times.

- EBITDA in 2019 totaled R $ 8,328 million, while financial expenses for the same period totaled R $ 816 million and total gross debt at the end of the period was R $ 3,315 million. Thus, the level of financial expense coverage, which measures EBITDA's ability to cover the payment of net financial expense (EBITDA / Net Financial Expenses), was 9.79 times and the debt coverage level, which measures the level of gross debt in relation to EBITDA (Gross Debt / EBITDA) was 0.41 times.

d. sources of financing for working capital and for investment in non-current assets used

The main source of funding is the operating cash flow, supplemented by short-term credit lines with local and international banks of long-term financing with national and international funding agencies.

e. sources of financing for working capital and for investment in non-current assets to be used for liquidity disability coverage

The Executive Board intends to use operating cash generation, renegotiation of debts due in the short term and new financing for eventual coverage of future liquidity deficiencies.

f. levels of indebtedness and characteristics of such debts, also describing:

i. relevant loan and financing contracts

ii. other long-term relationships with financial institutions

iii. degree of debt subordination

iv. any restrictions imposed on the issuer, in particular, in relation to debt limits and contracting new debt, distribution of dividends, disposal of assets, issuance of new securities and the sale of corporate control

The Parent Company TIM Participações does not have loans and financing as of December 31, 2019.

At the end of 2019, the Company had a debt level of 0.14 times (Net Debt / EBITDA). The table below shows the characteristics of the loans and financing considered relevant:

Description	Currency	Chargers (p.y)	Expiration	Guarantees	2019	2018	2017
					Consolidated		
In thousand reais							
BNDES	URTJLP	TJLP à TJLP + 3,62%	Jul/19 a Jul/22	Guarantee from TIM Part. and receivables from TIM Celular	240,008	578,312	1,945,140
BNDES	UM143	SELIC+2,52%	Jul/22	Guarantee from TIM Part. and receivables from TIM Celular	374,461	489,421	1,911,383
BNDES (PSI)	R$	2,50% a 3,50%	dec/19 a Jan/21	Guarantee from TIM Part. and receivables from TIM Celular	18,071	56,804	263,972
KFW	USD	Libor 6M + 1,35%	Apr/19	Guarantee from TIM Part.	-	43,420	110,937
Debentures	BRL	104,1% CDI	Jul/20	-	1,025,965	-	-
Cisco Capital	USD	1,80% a 2,50%	Nov/19 a Dec/20	-	40,366	116,465	198,990
KFW Finnvera	USD	Libor 6M + 0,75%	Dec/25	Guarantee from TIM Part.	330,217	378,595	260522.17
Total:					2,029,088	1,663,017	4,690,944
Current:					1,384,180	698,728	1,351,860
Non-Current:					644,908	964,289	3,339,084

Credit Lines

Type	Currency	Opening date	Deadline	Total amount	Remaining amount	Amount used until 31 of December of 2019
In thousand reais						
BNDES (1)	TJLP	May/18	Dec/19	1,090,000	-	-
BNDES (2)	TJLP	May/18	Dec/19	20,000	-	-
FINAME (3)	TJLP	Mar/19	Dec/20	390,000	390,000	-
Total	R$			1,500,000	390,000	0

Aim:

1) Fund material investments, engineering services and information technology systems for the years 2018, 2019 and 2020.
2) Finance the acquisition of national equipment for the years 2018, 2019 and 2020.
3) Finance investments in social projects within the community for the years 2018, 2019 and 2020.

TIM Celular's financing, contracted with BNDES, was obtained for the expansion of the mobile telephone network and has restrictive contractual clauses that provide for the fulfillment of certain financial indexes calculated every six months. The Controlled Company TIM Celular has been met the defined financial ratios.

The subsidiary TIM Celular has swap operations in order to protect itself from the risks of devaluation of the real against the U.S. dollar in its loan and financing operations. However, it does not apply hedge accounting.

Loans and financing on December 31, 2019 due on long-term is in accordance with the following schedule:

Maturity	Consolidated
In thousand reais	
2020	1,384,180
2021	305,171
2022	206,324
2023	33,434
2024	78,694
2025	21,286
	2,029,088

On December 31, 2019, the Company had the obligation to meet every six months the following financial ratios, which act as restrictive covenants of the loans mentioned in item F.

a) Capitalization Index (PL / AT): equal to or greater than 0.25;
b) EBITDA / Net Financial Expenses: equal to or greater than 2.50;
c) Total Financial Debt / EBITDA: equal to or lower than 4.00;
d) Net Financial Debt in Short-Term / EBITDA: equal to or lower than 0.50;

The Company is comfortably meeting the defined financial ratios. In addition there are also restrictive covenants which include:

i. Sale, purchase, merger, spin-off or any other act that matters or may import in changes in the Company's current corporate structure, except those within the same economic group; and Disposals and exchanges of assets by the Company and its subsidiaries.

None of the financial debts of the Company and its subsidiaries existing on December 31, 2019 have a specific subordination contractual clause, so that there is no preference relationship between them. Thus, the degree of subordination between the financial debts of the Company and its subsidiaries follows as determined by the legislation in force and the guarantees provided.

g. limits of contracted financing and percentage already used

In May 2018, the Company obtained a new credit line in the amount of R $ 1,500 million from BNDES to finance investments in fixed assets (*Capex*) for the 2017-2019 three-year period with a term of use until December 2019. As of March 2019, with the contracting of Finame Direto, the Company replaced sub-credit "B" of this contract (equivalent to R $ 390 million). This new credit line in the amount of R $ 390 million with Finame, a company in the BNDES system, aimed at improving the conditions of one of the sub-credits, of equal value, contracted with BNDES in May 2018, both in terms of term and cost. The cost of this line is TLP (Long-Term Rate) plus interest of up to 1.44% per year and its availability extends until December 2020, without any disbursement obligations.

In January 2019, the Company, through its subsidiary TIM SA, issued R $ 1.0 billion in Unsecured Debentures, non-convertible into shares, with additional guarantee from the Company, for public distribution with restricted efforts in terms of CVM Instruction 476. The funds will be used to increase working capital and will be remunerated at 104.10% of the CDI for a period of 18 months.

h. significant changes in each item of the financial statements

Consolidated Financial Statements

We prepared our consolidated financial statements in accordance with accounting practices used in Brazil and with IFRS, issued by IASB, and our financial statements in accordance with BR GAAP. The accounting practices used in Brazil comprise those included in the Brazilian corporate law, rules and regulations of the Brazilian Securities and Exchange Commission and the pronouncements, guidelines and interpretations issued by the CPC and approved by the Brazilian Securities and Exchange Commission and the CFC. The financial statements have been revised to ensure that they represent information related to the economic conditions of the Company's business environment.

Description of Key Income Statement Lines

Gross Revenue from Services: Represents the revenue from the provision of services, including telecommunication services in the mobile and fixed segments.

Gross Product Revenue: Represents revenue from the sale of cell phones, accessories and others.

Taxes and Discounts: Represents expenditures incurred with taxes, fees, contributions and discounts on services provided and product sales.

Net Service Revenue: Represents revenue from service provision less taxes and discounts.

Net Product Revenue: Represents revenue from the sale of cell phones, accessories and others, less taxes and discounts.

Costs of Operation: Represents the costs incurred in maintenance, operation and other activities directly related to the production of service revenues and product revenues, in addition to the consumption of goods and/or services to produce and sell products and/or services, manage the Company, finance its operations and perform other related activities.

EBITDA: Earnings before interest, taxes, depreciation and amortization represent the Company's cash generation, that is, how much the company generates in resources only in its operating activities without taking into account the financial and tax effects.

Net Financial Result: It represents the balance between the return on capital obtained from financial operations and the expenses incurred on the return on loans and financing obtained from third parties.

Income before taxes: Represents the Company's net income before income tax and social contribution on profit for the period, calculated on an accrual basis, as well as on the addition of temporary differences between accounting profit and actual profit.

Net Income: Represents the operating profit less financial income and expenses, and income tax and social contribution. It is the calculation of revenue after costs and expenses of operation, depreciation and amortization, interest, taxes and other expenses.

General Result Analysis

TIM Participações' Executive Board analyzes the income statements for the year based on the Company's organic performance, excluding non-recurring effects. The Board believes that this method better demonstrates the Company's financial condition in view of the development of the business strategy. In this way, when applicable, the adjusted indicators will be signaled under the indicative of normalized and will be accompanied by an explanatory note detailing the corresponding effects.

In addition, the Executive Board understands that the comments on the results, presented below, must be accompanied in conjunction with the Company's consolidated financial statements, available at the CVM and on the Investor Relations website of TIM Participações.

Consolidated Income Statement for the years ended December 31, 2019, 2018 and 2017

	Description	2019	A.V.	A/A%	2018	A.V.	A/A%	2017	A.V.
	In thousand reais								
Reported	**Net Revenues**	17,377,194	-	2.3%	16,981,329	-	4.6%	16,233,959	-
	Services Revenues	16,597,155	95.5%	2.4%	16,206,238	95.4%	4.7%	15,474,142	95.3%
	Mobile Service	15,648,232	94.3%	1.9%	15,353,970	94.7%	4.5%	14,687,055	94.9%
	Client Generated	14,372,159	91.8%	2.3%	14,043,524	91.5%	5.0%	13,379,590	91.1%
	Interconnection	477,294	3.1%	-33.0%	712,194	4.6%	-14.7%	835,198	5.7%
	Other Revenues	798,779	5.1%	33.5%	598,252	3.9%	26.7%	472,267	3.2%
	Fixed Service	948,922	5.7%	11.3%	852,268	5.3%	8.3%	787,087	5.1%
	Products Revenues	780,040	4.5%	0.6%	775,091	4.6%	2.0%	759,817	4.7%
	Operating Expenses	(9,049,041)	-	-14.7%	(10,609,486)	-	3.1%	(10,286,935)	-
	Personnel	(1,070,730)	11.8%	3.8%	(1,031,569)	9.7%	7.9%	(956,416)	9.3%
	Commercial	(3,427,681)	37.9%	-5.5%	(3,625,918)	34.2%	3.8%	(3,494,192)	34.0%
	Network and Interconection	(3,509,705)	38.8%	-4.1%	(3,661,037)	34.5%	-4.3%	(3,825,912)	37.2%
	General and Administrative	(636,357)	7.0%	9.9%	(578,878)	5.5%	5.5%	(548,481)	5.3%
	Cost of Good Sold (COGS)	(931,818)	10.3%	5.4%	(883,912)	8.3%	4.4%	(846,839)	8.2%
	Bad Debts	(748,291)	8.3%	37.3%	(544,861)	5.1%	72.2%	(316,387)	3.1%
	Other Operational Revenues (Expenses)	1,275,541	-14.1%	-550.3%	(283,289)	2.7%	-5.2%	(298,709)	2.9%
	EBITDA	8,328,153	-	30.7%	6,371,843	-	7.1%	5,947,023	-
	EBITDA Margin	47.9%	-	10.4 p.p.	37.5%	-	0.9 p.p.	36.6%	-
	Depreciation & Amortization	(4,188,837)	-	5.9%	(3,954,321)	-	-1.5%	(4,013,671)	-
	Depreciation	(2,312,575)	55.2%	2.8%	(2,250,226)	56.9%	3.2%	(2,180,247)	54.3%
	Amortization	(1,876,262)	44.8%	10.1%	(1,704,095)	43.1%	-7.1%	(1,833,424)	45.7%
	EBIT	4,139,316	-	71.2%	2,417,522	-	25.0%	1,933,352	-
	EBIT Margin	23.8%	-	9.6 p.p.	14.2%	-	2.3 p.p.	11.9%	-
	Net Financial Results	613,533	-	-214.2%	(537,333)	-	7.9%	(497,836)	-
	Financial Expenses	(815,730)	-133.0%	-14.3%	(951,439)	177.1%	-5.8%	(1,009,653)	202.8%
	Net Exchange Variance	(906)	-0.1%	-166.2%	1,373	-0.3%	-283.5%	(748)	0.2%
	Financial Income	1,430,171	233.1%	246.5%	412,733	-76.8%	-19.5%	512,565	-103.0%
	Income before Taxes	4,752,849	-	152.8%	1,880,190	-	31.0%	1,435,516	-
	Income Tax and Social Contribution	(987,646)	-	-248.5%	664,911	-	-430.8%	(201,009)	-
	Net Income	3,765,203	-	47.9%	2,545,101	-	106.2%	1,234,507	-
Normalized[1]	**Normalized Operating Expenses**	(10,579,142)	-	-0.3%	(10,610,327)	-	3.2%	(10,284,883)	-
	Personnel	(1,005,444)	9.5%	1.1%	(994,172)	9.4%	4.0%	(956,164)	9.3%
	Commercial	(3,427,681)	32.4%	-5.5%	(3,625,918)	34.2%	3.8%	(3,494,192)	34.0%
	Network and Interconection	(3,509,705)	33.2%	-4.1%	(3,661,037)	34.5%	-4.3%	(3,825,912)	37.2%
	General and Administrative	(628,457)	5.9%	8.6%	(578,878)	5.5%	5.5%	(548,481)	5.3%
	Cost of Good Sold (COGS)	(931,818)	8.8%	5.4%	(883,912)	8.3%	4.4%	(846,839)	8.2%
	Bad Debts	(748,291)	7.1%	37.3%	(544,861)	5.1%	72.2%	(316,387)	3.1%
	Other Operational Revenues (Expenses)	(327,746)	3.1%	1.9%	(321,528)	3.0%	8.3%	(296,908)	2.9%
	Normalized EBITDA	6,798,053	-	6.7%	6,371,002	-	7.1%	5,949,076	-
	EBITDA Margin (Normalized)	39.1%	-	1.6 p.p.	37.5%	-	0.9 p.p.	36.6%	-
	Normalized Net Financial Results	(503,588)	-	-16.6%	(603,507)	-	21.2%	(497,836)	-
	Income Tax and Social Contribution	(56,801)	-	-78.3%	(261,666)	-	30.2%	(201,026)	-
	Normalized Net Income	2,048,826	-	32.1%	1,551,508	-	25.5%	1,236,543	-

[1] Normalized EBITDA according to items mentioned in the Costs section (-R $ 37.1 million in 3Q19, -R $ 1,494 million in 2Q19, -R $ 2.1 million in 4Q18, + R $ 1.1 million in 2Q18 and + R $ 220 thousand in 1Q18). Financial result normalized by the monetary restatement on tax credit and labor, tax and civil contingencies (-R $ 66.4 million in 3Q19, -R $ 1,051 million in 2Q19 and -R $ 66.2 million in 4Q18). Net income normalized by tax credit and other effects (+35.2 million in 3Q19 and + R $ 865 million in 2Q19), due to deferred tax adjustments (+ R $ 30.3 million in 1Q19 and + R $ 23.4 million in 4Q18) and the tax credit due to the merger of TIM Celular into TIM SA (-R $ 950 million in 3Q18).

Net Revenue

Mobile Service Revenue (RSM) increased R $ 294 million or 1.9%, reaching R $ 15,648 million in the fiscal year ended on December 31, 2019. The growth of this line was mainly due to the dynamics of the mobile ARPU (Average Monthly Revenue Per User), influenced mainly by the higher expenditure per customer in prepaid, in addition to the company's continued efforts to monetize its postpaid customer base through migrations to higher value plans.

Customer Generated Revenue (RGC), which is comprised of Local Voice, Long Distance Voice and Data & Content Revenues, grew by 2.3% YoY in 2019, influenced by the migration process between segments and intra-segments, which seeks to increase the penetration of higher value offers.

Interconnection Revenue fell 33.0%, reaching R$ 477 million in the fiscal year ended on December 31, 2019. The result of this line continues to be impacted by the combination of the reduction in VU-M tariffs and a lower growth in incoming traffic.

Other Mobile Revenues ended 2019 with an increase of 33.5% YoY, recording R $ 799 million in the year. The performance of this line continues to be impacted, mainly, by the revenue generated by sharing contracts and *swap* network. The increase in the share volume is in line with the strategy of expanding the fiber transport infrastructure (backbone and *backhaul)* with greater efficiency in the allocation of resources (Capex and *Opex)*.

Fixed Service Revenue totaled R$ 949 million, up 11.3% YoY, driven by the growth of TIM Live (+30.6%) more than offsetting the 3.9% drop in revenue from other businesses in the fixed segment.

In 2019, Live's ARPU stood at R$ 80.9, registering growth of 8.0% YoY, a performance explained by the penetration of higher value offers at higher speeds. In the year, Live's revenue now represents 52% of the total fixed line.

Product Revenue totaled R$ 780 million, an increase of 0.6% compared to 2018, reflecting the better sales mix contributing to the increase in the average price of handsets sold, offsetting a lower sales volume.

Costs and Expenses of Operation

Reported Costs and Expenses in 2019 totaled R$ 9,049 million, an improvement of 14.7% compared to costs reported in 2018. This line was impacted by non-recurring expenses in the amount of R $ 1,530 million, net of the effects related to items explained in the footnote in the table above. Disregarding the non-recurring effects, Total Normalized Costs and Expenses decreased 0.3% in the year, totaling R$ 10,579 million in 2019.

The Efficiency Plan reached approximately 80% of the target established for 2019. Despite efforts to strictly control costs, default was a relevant offender, impacting the achievement of the annual target. Excluding this effect, the achievement would be greater than 110%. In the period, the plan's initiatives generated savings that totaled approximately R$ 600 million.

An analysis of the breakdown of operating expenses for the year is shown below:

Standardized Personnel reached R$ 1,005 million in 2019, an increase of 1.1% in relation to 2018, mainly impacted by the inflation of the previous year, which corrected the base of salaries and benefits.

Commercialization decreased 5.5% YoY, reaching R$ 3,428 million, reflecting the efficiency gains generated through the digitization of processes and the reduction of expenses with FISTEL. Such effects were partially impacted by the right to use the TIM brand 1.

Network and Interconnection, this line decreased 4.1% YoY, when compared to 2018. This result was influenced by (i) a drop in the mobile termination rate (VU-M) and (ii) less pressure from outgoing traffic to other operators. The Rede subgroup had the opposite movement and was negatively impacted by higher costs for sharing and renting infrastructure.

Standardized General and Administrative Expenses (G&A) ended 2019 with a growth of 8.6% compared to 2018, with a slight increase in participation in the total normalized Opex to 5.9%.

The Cost of Merchandise Sold (CMV) was R$ 932 million, an increase of 5.4% when compared to 2018. In the period, despite the reduction in sales volume, there was an increase in *mix* of higher value products.

Provisions for Doubtful Accounts (PDD) in 2019 reached R$ 748 million, an increase of 37.3% compared to the result of 2018, explained by the increase in the revenue base exposed to default, due to the increase in the postpaid base, in addition to a still challenging macroeconomic environment (unemployment, income and household indebtedness). We also had some changes in internal systems and processes during the first half, as well as an increase in the level of PDD resulting from the increase in the number of customers disconnected by the company.

Other Normalized Operating Revenues (Expenses) totaled R $ 328 million, an increase of 1.9% YoY in the year, since the reduction in revenues was offset by the reduction in the contribution from FUST / FUNTEL, leaving its participation over total normalized OPEX by 3.1%, just 0.1 pp higher than 2018.

Customer Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) reached R $ 51.7 per gross addition in 2019, a reduction of 5.1% YoY.

Despite the increase in SAC, the SAC / ARPU ratio, which indicates the *payback* per customer, remained at a level of 2.2 months in 2019, compared to 2.4 months in 2018.

EBITDA & Net Income

Normalized EBITDA totaled R$ 6.8 billion in 2019, an increase of 6.7% YoY. The main drivers that contributed to this performance were: (i) growth in Mobile Service Revenue, (ii) acceleration in the growth of fixed service revenue and (iii) maintenance of strong cost / expense control.

The Standard EBITDA Margin closed 2019 at 39.1%, 1.6 percentage points higher than in the A/A comparison, maintaining the growth path of the last 5 years.

EBITDA exposure to VU-M grew 0.2 p.p. closing 2019 with exposure at 0.03%. The dynamics of this indicator tends to be a little more volatile and linked to the dynamics of off-net traffic (incoming vs. outgoing).

---

[1] On May 17, TIM Participações and Telecom Italia entered into a trademark license agreement, formally granting TIM Part and its subsidiaries the right to use the "TIM" trademark for the payment of royalties in the amount of 0.5 % of the company's net revenue.

Normalized Net Income for the effects described above totaled R$ 2.0 billion, up 32.1% A/A, while Earnings per Share (EPS) was R$ 0.85 compared with R$ 0.64 in the previous year.

Reported Net Income totaled R$ 3.8 billion, up 47.9% A/A with EPS of R$ 1.56 versus R$ 1.05 in 2018.

Consolidated Balance Sheet for the fiscal years ended December 31, 2019, 2018 and 2017

Description	2019	A.V.	YoY %	2018	A.V.	YoY %	2017	A.V.
In thousand reais								
Assets	**34,389,839**	**-**	**7.6%**	**31,896,238**	**-**	**-2.0%**	**32,600,366**	**-**
Current Assets	**8,464,127**	**24.6%**	**40.9%**	**5,996,718**	**18.8%**	**-21.2%**	**7,607,388**	**23.3%**
Cash and Cash Equivalents	2,284,810	27.0%	112.4%	1,075,530	17.9%	-63.7%	2,960,718	38.9%
Short-term investments	654,479	7.7%	-16.6%	784,841	13.1%	2.5%	765,614	10.1%
Accounts Receivable	3,169,639	37.5%	11.7%	2,984,862	47.3%	11.7%	2,540,856	33.4%
Inventories	203,278	2.4%	11.0%	183,059	3.1%	47.9%	123,786	1.6%
Indirect Recovareble Taxes	420,284	5.0%	50.0%	280,254	4.7%	-27.4%	386,001	5.1%
Direct Recovareble Taxes	1,395,193	16.5%	301.5%	347,505	5.8%	7.6%	323,040	4.2%
Prepaid Expenses	191,009	2.3%	-29.8%	124,598	4.5%	61.7%	168,366	2.2%
Derivatives Contracts	16,602	0.2%	-67.3%	50,769	0.8%	-5.8%	53,875	0.7%
Leasing	4,931	0.1%	-78.1%	22,491	0.4%	13.7%	19,773	0.3%
Other Assets	113,903	1.3%	-20.2%	142,809	2.4%	-46.2%	265,361	3.5%
Non Current	**25,916,612**	**76.4%**	**-0.2%**	**25,898,617**	**81.2%**	**3.9%**	**24,992,978**	**76.7%**
Non Current Asses	**4,614,306**	**17.8%**	**13.3%**	**4,008,499**	**16.7%**	**43.4%**	**2,841,963**	**11.4%**
Long-term investments	3,849	0.1%	-	5,229	0.1%	-	2,997	0.1%
Accounts receivable	103,075	2.2%	-20.9%	129,241	3.2%	397.2%	26,207	0.9%
Indirect recovarable Taxes	823,349	17.8%	-9.8%	912,511	22.4%	-3.9%	949,586	33.4%
Direct recovarable Taxes	2,367,608	51.3%	324.3%	558,016	13.7%	166.4%	209,503	7.4%
Deferred Income and Social Contribution Taxes	(0)	0.0%	-	762,995	19.7%	-	-	0.0%
Judicial Deposits	1,006,899	21.8%	-25.1%	1,345,113	33.0%	-1.6%	1,366,576	48.1%
Prepaid expenses	69,656	1.5%	-6.4%	48,786	1.8%	88.5%	39,466	1.4%
Derivatives Contracts	29,909	0.6%	-2.4%	30,639	0.8%	13.8%	26,915	0.9%
Leasing	151,447	3.3%	-18.4%	185,558	4.6%	0.0%	185,558	6.5%
Other Assets	58,513	1.3%	92.4%	30,411	0.7%	-13.5%	35,154	1.2%
Permanent Assets	**21,301,206**	**82.2%**	**-2.7%**	**21,990,018**	**84.3%**	**-1.2%**	**22,151,016**	**88.6%**
Investments	-	0.0%	-	-	0.0%	-	-	0.0%
Property, plant and equipment	11,632,880	54.6%	3.8%	11,203,622	51.2%	3.4%	10,838,488	48.9%
Intangibles	9,668,326	45.4%	-9.5%	10,786,396	48.8%	-5.6%	11,312,527	51.1%
Liabilities	**34,389,839**	**-**	**7.6%**	**31,896,238**	**-**	**-2.0%**	**32,600,366**	**-**
Current Liabilities	**7,289,969**	**21.2%**	**3.0%**	**7,040,118**	**22.1%**	**-2.1%**	**7,224,437**	**22.2%**
Loans and financing	1,384,180	19.0%	98.1%	698,728	9.9%	-48.3%	1,351,860	18.7%
Derivatives Contracts	858	0.0%	-63.9%	2,373	0.0%	-83.1%	14,044	0.2%
Leasing	45,549	0.6%	-77.8%	205,048	2.9%	15.9%	176,925	2.4%
Suppliers	3,923,035	53.8%	-9.3%	4,323,374	61.1%	8.4%	3,986,557	55.2%
Salaries and Related Charges	218,421	3.0%	3.2%	211,686	3.0%	-19.3%	262,450	3.6%
Indirect taxes, Charges and Contributions	463,606	6.4%	2.8%	451,169	6.4%	47.8%	305,266	4.2%
Direct taxes, Charges and Contributions	296,305	4.1%	-10.8%	332,333	4.7%	27.4%	260,786	3.6%
Dividends Payable	577,837	7.9%	56.1%	370,105	5.2%	157.8%	143,591	2.0%
Athorizations Payable	88,614	1.2%	35.4%	65,464	0.9%	-71.9%	233,173	3.2%
Antecipated Revenues	281,930	3.9%	-30.7%	371,608	5.8%	-15.3%	480,431	6.7%
Others Liabilities	9,625	0.1%	16.9%	8,232	0.1%	-12.0%	9,354	0.1%
Non Assets	**4,504,786**	**13.1%**	**-11.6%**	**5,084,008**	**16.9%**	**-29.6%**	**7,224,746**	**22.2%**
Loans and financing	644,908	14.3%	-33.1%	964,289	19.0%	-71.1%	3,339,084	46.2%
Derivatives Contracts	3,547	0.1%	-61.6%	9,245	0.2%	-	18,419	0.3%
Leasing	1,539,253	34.2%	-11.3%	1,735,026	34.1%	1.4%	1,710,247	23.7%
Athorizations to Pay	237,723	5.3%	-31.8%	348,336	6.8%	27.3%	273,527	3.8%
Indirect taxes, Charges and Contributions	2,997	0.1%	8.1%	2,772	0.1%	9.7%	2,527	0.0%
Direct taxes, Charges and Contributions	212,310	4.7%	1.2%	209,880	4.1%	1.5%	206,788	2.9%
Deferred Income and Social Contributions taxes	121,441	2.7%	-	(0)	0.0%	-100.0%	98,919	1.4%
Provision for Contigencies	840,637	18.7%	-1.0%	849,408	16.7%	60.8%	528,320	7.3%
Pension Plan	5,782	0.1%	102.9%	2,850	0.1%	8.2%	2,635	0.0%
Asset Retirement Obligations	-	0.0%	-	22,803	0.0%	-100.0%	22,803	0.3%
Antecipated Revenues	827,182	18.4%	-8.8%	902,932	17.8%	-8.5%	990,932	13.7%
Other Liabilities	69,005	1.5%	16.4%	59,267	1.2%	94.0%	30,543	0.4%
Shareholders' Equity	**22,574,886**	**65.7%**	**14.0%**	**19,871,112**	**61.9%**	**9.1%**	**18,151,184**	**55.7%**
Capital	9,866,298	43.7%	0.0%	9,866,298	49.8%	0.0%	9,866,298	54.4%
Capital Reserves	410,650	1.8%	-0.3%	412,091	2.1%	-1.0%	416,160	2.3%
Income Reserves	12,301,151	54.5%	29.1%	9,625,465	48.1%	20.8%	7,885,213	43.4%
Accumulated losses	-	0.0%	-	-	0.0%	-	-	0.0%
Stocks In Treasury	(3,204)	0.0%	-62.4%	(8,523)	0.0%	-48.3%	(16,487)	-0.1%
Net Income for the period	-	0.0%	-	-	0.0%	-	-	0.0%

Current Assets

Current assets closed 2019 with an increase of 40.9% YoY, or R$ 2,456 million, mainly explained by the increase in the line of cash and cash equivalents and Taxes and direct contributions to be recovered. Current assets closed 2018 with a 21.2% YoY decrease, or -R $ 1,609 million, mainly explained by the reduction in the cash and cash equivalents line, as a result of the prepayment of debts with higher costs.

Non-Current Assets

In 2019, non-current assets were practically in line with the previous year. In 2018, non-current assets grew 3.9% YoY or + R $ 967 million, mainly explained by the deferred income tax and social contribution line, which accounted for R $ 802 million in 2018.

Current Liabilities

Current liabilities closed 2019 with an increase of 3.0% YoY, or R $ 215 million, mainly explained by the increase in the line of loans and financing, explained by the issue of R $ 1.0 billion in Simple Debentures in the month of January 2019. Current liabilities closed 2018 with a reduction of 2.1% YoY, or -R $ 149 million, mainly explained by the reduction in the loans and financing line.

Non-current liabilities

Non-current liabilities closed 2019 with an 11.5% YoY decrease, or -R $ 583 million. Non-current liabilities closed 2018 with a 29.6% YoY decrease, or -R $ 2,137 million, mainly explained by the early settlement of more expensive debts, which affected the line of loans and financing.

Net Worth

Shareholders' equity ended 2019 with a 14.0% YoY increase or + R $ 2,780 million, mainly explained by the increase in the profit reserve, due to the increase in net income in the year. Shareholders' equity ended 2018 with a 9.1% YoY increase or + R $ 1,644 million, mainly explained by the increase in the profit reserve, due to the increase in net income in the year.

Consolidated Cash Flow Statement for the fiscal years ended December 31, 2019, 2018 and 2017

Description	2019	YoY %	2018	YoY %	2017
In million reais					
Initial Net Financial Position	**1,465**	**-45.7%**	**2,697**	**-0.9%**	**2,721**
EBITDA Normalized[1]	6,798	6.7%	6,371	7.1%	5,949
Capex	(3,853)	0.6%	(3,831)	-7.6%	(4,148)
EBITDA Normalized - Capex	**2,945**	**15.9%**	**2,540**	**41.0%**	**1,801**
Delta Working Capital	**(3,476)**	-	**372**	**-35.9%**	**579**
Non recurring operating items	1,530	181735.3%	1	-	(1.8)
Operating Free Cash Flow Ex-licenses	**999**	**-65.7%**	**2,912**	**22.4%**	**2,379**
Clean UP 700MHZ	-	-	(143)	-	(859)
Operating Free Cash Flow Reported	**999**	**-63.9%**	**2,769**	-	**1,520**
Financial investments	-	-	-	-	-
Asset disposal	2	10.7%	2	-86.5%	15
Net impact of financial interests	576	-183.6%	(689)	-8.1%	(750)
Taxes Payments	(163)	-23.5%	(213)	-28.3%	(297)
Others impacts	345	-733.7%	(54)	-53.0%	(116)
Net Cash Flow before dividends and change in equity	**1,759**	-	**1,815**	**387.8%**	**372**
Dividends	(770)	31.0%	(588)	76.6%	(333)
Change in Equity	0	-	5	-	(15)
Net Cash Flow	**989**	-	**1,232**	**5033.3%**	**24**
Final Net Financial Position	**476**	**-67.5%**	**1,465**	**-45.7%**	**2,697**

[1]EBITDA normalized according to items mentioned in the Costs section (-R $ 37.1 million in 3Q19, -R $ 1,494 million in 2Q19 and + R $ 1.5 million in 1Q19). Working capital normalized according to items mentioned in the Costs section (-R $ 37.1 million in 3Q19, -R $ 1,494 million in 2Q19 and + R $ 1.5 million in 1Q19) and according to items indicated in the Net Financial Result section (+ R $ 66.4 million in 3Q19 and + R $ 1,051 million in 2Q19), which were reallocated under the Cash Flow from non-operating activities.

In 2019, Free Operating Cash Flow, excluding the 700Mhz license, registered a reduction of R $ 1,913 million compared to 2018, as a result of the EBITDA growth, offset by the lower negative working capital of R $ 3,476 million.

In 2018, Free Operating Cash Flow, excluding the 700Mhz license, recorded an increase of R $ 533 million compared to 2017, as a result of the EBITDA growth and CAPEX reduction, offset by the lower positive working capital in R $ 372 million.

10.2. Directors should comment:

a. results of the issuer's operations, especially:

i. description of any important components of revenue

The Company generates its revenues in local currency from the use of telecommunications services with mobile, wireline, and ultra-broadband, and value-added services, which also include the transmission of data. Another component of the revenue is the use of network or interconnection revenue, from the amount charged to other operators for terminating traffic on our network. The devices revenues also includes the group of revenues from the sale of mobile devices and accessories.

In 2019, the results of the annual variations represent a significant improvement compared to 2018, mainly due to the company's focus on monetizing its customer base, through the migration of customers to higher-value plans in prepaid and postpaid paid out.

In 2018, the results of the annual variations represent a significant improvement compared to 2017, mainly due to the increase in the number of customers who joined the loyal offers, increasing the discounts granted to customers. This mechanic is one of the pillars in the strategy of migrating customers to higher-value plans.

The table presents the main revenue lines for the periods for the years 2019, 2018 and 2017.

Description	2019	A.V.	YoY %	2018	A.V.	YoY %	2017	A.V.
In thousand reais								
Net Revenues	**17,377,194**	**-**	**1.9%**	**17,050,178**	**-**	**5.0%**	**16,233,959**	**-**
Services Revenues	**16,597,155**	**95.5%**	2.4%	**16,205,208**	**95.3%**	4.7%	**15,474,142**	**95.3%**
Mobile Service	**15,848,232**	**94.3%**	2.0%	**15,345,872**	**94.9%**	4.5%	**14,687,055**	**94.9%**
Client Generated	14,372,159	91.8%	2.2%	14,056,512	91.1%	5.1%	13,379,590	91.1%
Voice Local (Usage and Monthly fee)	2,438,432	17.0%	-15.6%	2,890,149	27.8%	-22.4%	3,725,231	27.8%
Voice Long Distance	778,277	5.4%	-18.2%	951,863	7.9%	-9.4%	1,050,511	7.9%
Data and Content VAS	11,155,449	77.6%	9.2%	10,214,500	64.3%	18.7%	8,603,848	64.3%
Interconnection	477,294	3.1%	-33.0%	712,194	5.7%	-14.7%	835,198	5.7%
Other Revenues	798,779	5.1%	38.4%	576,966	3.2%	22.2%	472,267	3.2%
Fixed Service	**948,922**	**5.7%**	10.4%	**859,537**	**5.1%**	**9.2%**	**787,087**	**5.1%**
Products Revenues	**780,040**	**4.5%**	-7.7%	**844,988**	**4.7%**	**11.2%**	**759,817**	**4.7%**

ii. factors that materially affected the operating results

Economic environment

In 2019, the Brazilian macroeconomic scenario was marked by a failure to meet market expectations, despite closing the year with an optimistic climate in the face of factors such as the historical record of the Ibovespa, the main index of B3 - Brasil, Bolsa, Balcão, which closed the year above 115 thousand points, the historical low of the basic interest rate (SELIC), at 4.5% per year, and the recovery of the retail sector, which despite having presented a slower pace throughout the year, showed strong acceleration at the end of the period.

Inflation, as measured by the Broad Consumer Price Index (IPCA), closed 2019 at 4.31%, the highest annual value since 2016. The registered IPCA was higher than the center of the target, which was 4.25% for the year. Inflation was impacted, mainly, by the increase in the price of meat at the end of the year and by the increase in administered prices, such as fuels and electricity.

The great volatility of the macroeconomic scenario, verified in 2018 and caused by the uncertainties of the electoral process added to the external conditions less favorable to emerging countries, directly impacted the Brazilian Gross Domestic Product (GDP), which should close the year with a modest growth of 1.3%, according to the latest FOCUS report, issued by the Central Bank (BACEN), a rate well below that expected by most analysts of 2.7%, in early 2018.

Inflation, as measured by the IPCA, despite having started the year of 2018 under control, fluctuated throughout the year, impacted by the truckers' strike and the rise in administered prices, such as fuel and electricity, having peaked at 4.5%, to close the year at 3.75%, slightly above the previous year, but

still below the target set by the Central Bank. With inflation below the target, but close to it, and with anchored expectations, monetary policy has been characterized by the interest rate stability at 6.5% per year and the expectation of maintaining this level for the next year. The year 2017 marked the inflection of the Brazilian economy with the recovery of GDP, which grew 1.00%, after two years of consecutive decline, driven mainly by domestic consumption and a surplus in the trade balance.

Inflation, as measured by the IPCA, was under strict control and closed 2017 at 2.95%, below the target level established by the Central Bank. The performance is explained mainly by the super harvests, which reduced food prices, and also by the reduction in the price of drinks. SELIC confirmed the downward trend and closed the year at the historic low, 7.00%, a significant reduction of 6.75 percentage points compared to the end of 2016. This movement is explained by the, albeit slight, economic recovery in the country and the lower expectation of inflation.

Telecommunications sector

In 2019 the Brazilian telecommunications market maintained the trend of strong growth in data consumption, requiring operators to adapt their networks, facing the challenge of delivering an increasingly robust infrastructure, in an environment of greater rationality in investments, such as projects such as densification of sites, frequency refarming and the aggregation of carriers in two or three frequencies.

The year of 2018 was marked by the recovery of the economy at a more moderate pace than initially expected by the market in general, and had an impact on the Brazilian telecommunications market, which followed the trajectory identified in previous years of a reduction in the mobile customer base. The mobile market maintained the dynamic of migration from prepaid subscribers to hybrid plans (control plans) and postpaid plans, which, in general, are plans that seek to retain their customers with offers that present recurring consumption and, consequently, revenue, in line with the strategy of offering more for more.

In 2017, the Brazilian telecommunications market maintained its reduction in the customer base, still impacted by the continuous replacement of voice by the use of data, especially messaging applications, contributing to a sharp decline in the use of multiple chips and the reduction of community effect. This dynamic, added to the macroeconomic scenario in gradual recovery and still high unemployment, resulted in a reduction of the total market base by -3.1%, when compared to 2016, with a penetration rate of 113.5%, strongly impacted the prepaid market, which decreased by -9.8% YoY.

Special features of the sector

The telecommunications sector in Brazil is marked by great competition and effective regulation by the National Telecommunications Agency, ANATEL, which has the mission to "promote the development of telecommunications in the country, in order to provide it with a modern and efficient telecommunications infrastructure, capable of offering society adequate, diversified services at fair prices throughout the country.

However, this strategy was impacted by increased competition in the Brazilian market, verified by the presence of more aggressive offers from the point of view of the content available to customers and by a reduction in the level of prices charged by operators in general, which, in a way, limited the Company's ability to pass on cost increases or to propose adherence to higher value offers.

News about 5G technology has sparked discussions around the world. The implementation of this technology will bring very expressive results, enabling the generation of new business models, encouraging an increasingly connected society, in addition to opening the way for the implementation of advances in research and development.

Finally, the growing demand for Fixed Broadband consolidated the view of internet access as an essential asset for the population, which was confirmed by the evolution in the customer base and net adds of TIM Live.

Operating Income

Customer Base

Following TIM ended 2019 with a base of 54.4 million active lines, a reduction of 2.6% YoY. Despite the solid performance in postpaid, the disconnection in prepaid had a negative impact on the total base.

The postpaid customer base totaled 21.5 million users at the end of 2019, an increase of 6.1% in the annual comparison, adding 1.2 million customers to the base, whose main reason for growth was the new activations.

Prepaid customer base totaled 33.0 million at the end of 2019. Net disconnections accumulated 2.7 million lines in the year, as a result of the dynamics of prepaid, characterized by both high volumes of activations and cancellations. The launch of TIM Pre Top proved to be the right strategy, bringing consistency to the offer and translating into an improvement in recurring acquisitions, an increase in costs per recharger and an improvement in customer perception.

Network & Quality

Infrastructure is one of the Company's strategic pillars and TIM reaffirms its investment commitment in 2020, seeking to offer more and better services. The recent changes in the consumption pattern, as well as the growing expectation of the users regarding the quality of the services provided, demand a structured network expansion plan, supported by more robust technical analyzes regarding the consumption pattern and needs of its customers, in addition to a great cultural transformation.

The results of the digitalization initiatives continue to expand and show consistent results. Comprehensive digital transformation depends on acting in accordance with the real needs of customers and with the redesign of processes, in order to impact the entire life cycle. To achieve this goal, we work with three strategic pillars: (i) construction of convergent offers based on the individual needs of our clients; (ii) promotion of the expansion and evolution of our network infrastructure; and (iii) an approach for operating efficiently through integrated sales and service channels.

Within the scope of spectrum usage, TIM continues its successful *refarming* expanding to 2.1 GHz frequency, aiming at more efficiency and better performance. With regard to fiber, the Company continues with the network expansion project, in order to support the converged ultra-broadband network, increasing the availability of FTTH and FTTS.

With regard to corporate culture, new technologies and customer expectations break the traditional model of telecommunications operators. In this scenario, TIM aims to develop, motivate and engage its employees with a view to operating in a dynamic, innovative and collaborative environment, based on an agile and flexible operating model.

The infrastructure of TIM now has a national scope, covering approximately 94% of the Brazilian urban population, with presence in more than 3,500 cities. The Company also has extensive data coverage, maintaining its leadership position in 4G coverage in the country.

Of the total of R $ 3.85 billion invested in 2019, 93% were allocated only in network and information technology, in line with that practiced in previous years and with the objective of meeting the growing evolution of data consumption. The improvement and growth of the infrastructure are supported by different projects, among which the expansion of the fiber optic network stands out (backbone, *backhaul* and FTTH), site densification, *refarming* frequency and aggregation of carriers in two or three frequencies (depending on location). In addition, TIM has been advancing in sharing initiatives focused on 4G and network transport.

The leadership in 4G coverage was maintained by TIM, reaching 3,477 cities, or 94% of the country's urban population at the end of 2019, registering a 36% YoY expansion in network elements in this technology in the period.

Additionally, the use of 700MHz frequency in the development of the LTE network continues to evolve, providing a significant improvement in the use of customers both in terms of performance, with higher download and upload speeds and lower latency, as well as in indoor coverage, greater penetration. .

At the end of the year, TIM had 19,812 sites, 61% of which were connected through *backhaul* high capacity for the same period.

Regarding transportation infrastructure, the Company reached 100 thousand km of *backbone* and *backhaul,* an 11.9% YoY improvement in terms of fiber optic mileage.

Residential fixed broadband coverage continues to evolve, with 2.3 million homes in FTTH, 3.6 million in FTTC, making a total of 5.5 million homes in 25 cities.

Infrastructure development is also in line with the Company's corporate social responsibility values. TIM continues to implement the Biosites installation project, a solution for densification of the mobile access network (antennas/towers) with a very low visual impact. In addition to contributing to harmonization with the environment and urban infrastructure - multifunctionality capable of aggregating beyond the transmission of telecommunications, lighting and security cameras - these structures are cheaper and faster to install. At the end of 2019, TIM reached a total of **1,582** Active biosites.

Currently, the Company has authorization to use more than 110 MHz in spectrum, with 36 MHz in frequencies below 1 GHz, distributed as follows:

b. variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

The Company's revenue is primarily composed of local currency and is therefore not affected by possible exchange rate changes. The same is directly impacted by changes in its customer base, changes in the volume of use and changes in rates charged on new function tariff plan, product launch or introduce promotions. The Company may adjust the prices of their tariff to the public since they met the price limit approved by ANATEL, the maximum value is subject to an annual adjustment as the behavior of inflation. In many cases, despite the ANATEL allow adjustments, the strong competition in the sector is resulting in reductions of tariffs.

Net Revenue in 2019 reached R $ 17,377 million, an increase of 2.3% YoY supported by Net Revenue from Services, which increased 2.4% YoY and by Net Product Revenue which grew by 0, 6% Y / Y, showing the best *mix* sales contributed to the increase in the average price of handsets sold, offsetting a lower sales volume.

Mobile Service Revenue (RSM) increased R $ 294 million or 1.9%, reaching R $ 15,648 million in the fiscal year ended on December 31, 2019. The growth of this line was mainly due to the dynamics of the mobile ARPU (Average Monthly Revenue Per User), influenced mainly by the higher expenditure per customer in prepaid, in addition to the company's continued efforts to monetize its postpaid customer base through migrations to higher value plans.

Customer Generated Revenue (RGC), which is comprised of Local Voice, Long Distance Voice and Data & Content Revenues, grew by 2.3% YoY in 2019, influenced by the migration process between segments and intra-segments, which seeks to increase the penetration of higher value offers.
Interconnection Revenue fell 33.0%, reaching R $ 477 million in the fiscal year ended on December 31, 2019. The result of this line continues to be impacted by the combination of the reduction in VU-M tariffs and a lower growth in incoming traffic.

Other Mobile Revenues ended 2019 with an increase of 33.5% YoY, recording R $ 799 million in the year. The performance of this line continues to be impacted, mainly, by the revenue generated by sharing contracts and *swap* network. The increase in the share volume is in line with the strategy of expanding the fiber transport infrastructure (backbone and *backhaul)* with greater efficiency in the allocation of resources (Capex and *Opex).*

In 2019, Live's ARPU stood at R $ 80.9, registering growth of 8.0% YoY, a performance explained by the penetration of higher value offers at higher speeds. In the year, Live's revenue now represents 52% of the total fixed line.

Fixed Service Revenue totaled R $ 949 million, up 11.3% YoY, driven by the growth of TIM Live (+30.6%) more than offsetting the 3.9% drop in revenue from other businesses in the fixed segment.

c. impact of inflation, changes in prices of major inputs and outputs, foreign exchange and interest rates on the issuer's operating and financial results, when relevant

Inflation: Possible increases in the inflation rate may lead to higher costs for the Company and consequently lower margins. In case of strong inflationary scenario, the government may adopt a more austere monetary policy, such as increasing interest rates, reducing and increasing the supply of credit and, consequently, affecting our consumers of telecommunications services.

Interest rates: The Company's financial expenses are affected by fluctuations in interest rates, such as the TJLP (Long Term Interest Rate) used by the BNDES and the CDI (Interbank Depositary Receipt). The Company maintains its financial resources mainly applied in the Interbank Deposit Certificate (CDI), which substantially reduces this risk.

In 2017, the Company presented cash and cash equivalents in the total amount of R$ 3,729 million and a gross debt of R$ 6,423 million, with a current portion of R$ 1,502 million and a level of net debt in relation to EBITDA (Net Debt / EBITDA) 0.45x.

In 2018, the Company presented cash and cash equivalents in the total amount of R$ 1,076 million and gross debt of R$ 3,325 million, with a current portion of R$ 833 million and a level of net debt in relation to EBITDA (Net Debt / EBITDA) 0.35x.

In 2019, the Company presented cash and cash equivalents in the total amount of R$ 1,130 million and a gross debt of R$ 3,415 million, with a current portion of R$ 833 million and a level of net debt in relation to EBITDA (Net Debt / EBITDA) 0.14x.

Currency: The foreign exchange exposure of the debt in 2019 reduced significantly to the level of 11%. The Company, in order to protect itself from any currency fluctuations, maintains its hedging policy for 100% of its exposure through currency swap contracts.

10.3. Directors should comment on the material effects that the events below have caused or are expected to cause to the issuer's financial statements and its results:

a. introduction or disposal of operating segment

There was no introduction or sale of the operating segment in the fiscal years ended December 31, 2019, 2018 and 2017.

b. constitution, acquisition or disposal of equity interest

There was no incorporation, acquisition or disposal of equity interest in the fiscal years ended on December 31, 2019, 2018 and 2017.

c. unusual events or operations

Corporate Reorganization

In October 2018, the Company completed its corporate reorganization project of the subsidiaries TIM Celular and TIM SA (current name of Intelig Telecomunicações Ltda.), through the merger of TIM Celular into TIM SA With this, the Company recorded the totality of the tax assets deferred in the amount of R$ 952.4 million resulting from the amounts that hold the right to use as tax loss (R$ 702.6 million) and negative basis of Social Contribution on Profit (R$ 249.7 million).

As previously indicated, the Reorganization was aimed at capturing operational and financial synergies through the implementation of a more efficient process structure, as well as for improving accounting and internal control systems. The corporate structure changes are indicated below.



Antes da reestruturação
Telecom Italia S.p.A.
100%
Telecom Italia Finance S.A.
100%
TIM Brasil Serv. e Part. S.A.
Minoritários
67%
33%
TIM Participações S.A.
100%
100%
TIM Celular S.A.
TIM S.A.
Incorporação
Após a reestruturação
Telecom Italia S.p.A.
100%
Telecom Italia Finance S.A.
100%
TIM Brasil Serv. e Part. S.A.
Minoritários
67%
33%
TIM Participações S.A.
100%
TIM S.A.

1st distribution of TIM SA debentures

In January 2019, the Company, through its subsidiary TIM SA, issued R $ 1.0 billion in Unsecured Debentures, non-convertible into shares, with additional guarantee from the Company, for public distribution with restricted efforts in terms of CVM Instruction 476. The funds will be used to increase working capital and will be remunerated at 104.10% of the CDI for a period of 18 months.

Application for registration in category “A” of TIM SA with CVM

On October 28, 2019, the Company’s Board of Directors approved the submission, of an application for registration as a publicly held company in category “A” to TIM SA (“TSA”) before CVM (without offering securities), in the terms of CVM Instruction 480/09, with the due reformulation and consolidation of its Bylaws. The Company and TSA stressed that there will be no application for registration of an Offer of Securities, which is why this event should not be considered as an announcement of a public offering of shares or other securities by the Company or by TSA.

Financing agreement with the bank of Northeast Brazil

In January 2020, TIM SA, the Company’s wholly-owned subsidiary, signed a financing agreement with Banco do Nordeste do Brasil, in the total amount of R$ 752,479, of which: (i) R$ 325,071 at the cost of IPCA + 1, 4386% and subject to a 15% default bonus; and, (ii) R$ 427,408 at the cost of IPCA + 1.7582% and subject to a 15% default bonus.

10.4. Directors should comment:

a. significant changes in accounting practices

Among the new standards and / or interpretations that came into effect as of January 1st, 2019, issued by the Accounting Pronouncements Committee (CPC) and the International Accounting Standards Board (IASB), the following standards and / or interpretations had a significant impact in the Company's financial statements:

IFRS 16 / CPC 06 (R2) – Leasing Operations (Leases)

In July 2014, the IASB issued IFRS 16, which replaces IAS 17, this standard being applicable for annual periods beginning on or after January 1st, 2019 and approved by the CVM on December 21st, 2017.

The new standard establishes the principles for the recognition, measurement, presentation and disclosure of leases, requiring lessees to recognize the assets and liabilities arising from lease contracts, except for short-term contracts, that is, 12 months or less, or contracts in that the underlying asset is of low value. In addition, the new rule provides that the lessee must apply this pronouncement to its leases in two ways:

I. Retrospectively, for each previous period, presented in accordance with IAS 8 / CPC 23 (Accounting Policies, Change in Estimates and Error Correction); or
II. Retrospectively, with the cumulative effect of the initial application of this pronouncement, recognized as an adjustment to the opening balance of retained earnings (or another component of shareholders' equity, as appropriate) on the date of initial application.

The Company decided to adopt IFRS 16 / CPC 06 (R2) retrospectively, with the cumulative effect of the initial application recognized on the date of the initial application, that is, January 1st, 2019. Additionally, the Company decided to apply certain practical expedients allowed in the initial adoption of the standard, such as, (i) non-revaluation of finance lease contracts previously recognized in accordance with CPC 06 (IAS 17) in the initial measurement of the finance lease liability in accordance with the new accounting pronouncement and ICPC 03 (IFRIC 4); (ii) exclusion of lease agreements with maturity in the next twelve months, with no probable intention of renewal by the Company and the exclusion of lease agreements considered to be of low value; (iii) failure to apply this new standard to contracts that were not previously identified as containing leases, using CPC 06 (IAS 17) and ICPC 03 (IFRIC 4); and (iv) applying a single discount rate to the leasing portfolio with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

The Company had a significant number of lease contracts in which it acts as a lessee, and currently part of these contracts are recognized as operating leases, with payments being accounted for on a straight-line basis over the term of the contract. The Company completed the study of the impacts of this new standard on its financial statements, which included: (i) an estimate of the lease term, considering a non-cancellable period and the periods covered by options to extend the contract term, when the exercise it depends only on the Company and this exercise is reasonably certain; (ii) detailed review of the nature of the various lease agreements inherent to the telecommunications industry; (iii) using certain assumptions to calculate the discount rate, which was based on the incremental interest rate for the contract period; among others. Also, due to the relevance of infrastructure lease agreements, specifically, Transmission Towers, the Company decided to separately recognize the lease and non-lease components for this asset class.

The increase in the lease liability due to the recognition of the right to use the assets results in an increase in the Company's net debt, with depreciation and interest being recognized in the income statement as a replacement for operating lease expenses ("rent").

Regarding qualitative aspects, the main transactions that should be impacted by this new standard include: vehicle rental, rental of stores and kiosks in shopping centers, website rental, land and infrastructure sharing.

The table below presents the main effects of adopting IFRS 16 / CPC 06 (R2), on the opening balances in 1st. January 2019.

Consolidated

Description	Originally Reported	Adjust	Balances with IFRS 16
In million reais	January 1, 2019		January 1, 2019
Assets	**31,957,889**	**5,256,114**	**37,214,003**
Current Assets	**5,998,126**	**(8,742)**	**5,989,384**
Accounts Receivable (e)	2,838,808	-	2,838,808
Inventories	183,059		183,059
Prepaid Expenses (a, c)	272,060	(8,742)	263,318
Other Assets	2,704,199	-	2,704,199
Non Current	**25,959,763**	**5,264,856**	**31,224,619**
Non Current Asses	4,074,137	(471)	4,073,666
Accounts receivable	130,308	-	130,308
Prepaid expenses (a, c)	74,381	(471)	73,910
Other Assets	3,869,448	-	3,869,448
Property, plant and equipment	11,203,622	5,265,327	16,468,949
Intangibles (c)	10,682,004	-	10,682,004
Liabilities and Shareholders' Equity	**31,957,889**	**5,256,114**	**37,214,003**
Liabilities	**12,163,052**	**5,256,114**	**17,419,166**
Current Liabilities	**7,075,379**	**785,065**	**7,860,444**
Antecipated Revenues (d)	205,048	785,065	990,113
Other Liabitilies	6,870,331	-	6,870,331
Non Assets	**5,087,673**	**4,471,049**	**9,558,722**
Antecipated Revenues (d)	- 964,289	4,471,049	- 5,435,338
Deferred income and Social Contributions taxes (f)		-	
Other Liabitilies	4,123,384	-	4,123,384
Shareholders' Equity	**19,794,837**		**19,794,837**
Capital	9,866,298	-	9,866,298
Income Reserves	9,928,539	-	9,928,539

During the year ended December 31st, 2019, the application of the new accounting standards generated the following impacts on the result:

			Consolidated
	Balances without IFRS 16	Adjust -	Balances with IFRS 16
Gross Revenues on Services (b, d)	16,597,155	-	16,597,155
Gross Revenues on Products (b, d)	780,039	-	780,039
Net Revenues	**17,377,194**		**17,377,194**
Cost of Good Sold (COGS) and Services	**(4,494,914)**	**1,193,407**	**(3,301,507)**
Operational Revenues (Expenses)	**-**	**-**	**-**
Commercial (a, e)	(4,800,325)	70,934	(4,729,391)
General and Administrative	(1,029,343)	51,343	(978,000)
Other Operational Revenues (Expenses)	1,275,541		1,275,541
Depreciation and amortization (c)	**(4,188,837)**	**(940,144)**	**(5,128,981)**
Financial Revenues (Expenses)	**613,533**	**(592,323)**	**21,210**
Income before Tax and Social Contribution	**4,752,849**	**(216,782)**	**4,536,067**
Income Tax and Social Contribution (f)	(987,646)	73,706	(913,940)
Net Income	**3,765,203**	**(143,076)**	**3,622,127**

There is no material impact on other comprehensive income or on basic and diluted earnings per share.

			Consolidated
Descrição	Balances without IFRS 16	Ajustes	Balances with IFRS 16
In thousand reais			
Net income for the period before income tax and social contribution	**4,752,850**	**(216,783)**	**4,536,067**
Adjustments to reconcile net income to net cash generated by activities	-	-	-
Lease interest payable	229,139	592,324	821,463
Depreciation and amortization	4,188,837	940,144	5,128,981
Net cash from operations	5,749,042	1,315,684	7,064,726
Net cash invested in investment activities	(3,721,742)	-	(3,721,742)
Net cash used in financing activities	(827,120)	(1,315,684)	(2,142,804)
Increase in cash and cash equivalents	1,209,280	-	1,209,280
Cash and cash equivalents at the beginning of the year	1,075,530	-	1,075,530
Cash and cash equivalents at the end of the year	**2,284,810**	**-**	**2,284,810**

The main adjustments resulting from the new standard include:

(a) Reclassification of the onerous and reciprocal assignment contract for optical fiber infrastructure, previously classified as prepaid expenses (note 11) for property, plant and equipment - Right to use on lease;
(b) Recognition of assets - Right to use leases for rentals eligible to the new standard;
(c) Increase in the Company's net debt due to the adoption of the standard;
(d) Leasing - Infrastructure (network, land and optical fiber);
(e) Leasing - Shops & Kiosks and vehicle;
(f) Leasing - Administrative properties and vehicles;
(g) Recognition of the depreciation of the assets mentioned above;
(h) Tax reflex on the adjustments of the new standard.

As of January 1st, 2018, the following standards and / or interpretations had a material impact on the Company's financial statements:

IFRS 9 / CPC 48 - Financial instruments (financial *instruments*)

CVM approved the approval of technical accounting pronouncement CPC 48, equivalent to IFRS 9, on December 22, 2016. The Company decided to adopt this standard retrospectively, with the cumulative effect of the initial application recognized on the initial application date that is, January 1, 2018, recognizing the cumulative effect on the initial application date of the standard as an adjustment to the balance of opening in reserve of profits in shareholders' equity.

This new standard is applicable to financial assets and liabilities and covers issues of classification, measurement, impairment, derecognition of financial assets and liabilities, as well as dealing with criteria for qualification and hedge accounting.

Regarding classification, the standard requires entities to classify their financial assets as measured at amortized cost, at fair value through other comprehensive income or at fair value through profit or loss, based on the assessment of the following assumptions:

(i) The entity's business model for the management of financial assets; and
(ii) The contractual cash flow characteristics of the financial asset.

Regarding the classification of financial liabilities, the standard substantially maintains the requirements established by IAS 39 / CPC 39, and entities must classify most financial liabilities as measured subsequently at amortized cost, except for derivative financial instruments, financial guarantee contracts, and commitments to grant loans with interest rates below the market, among others. There was no material impact in relation to the classification of the Company's financial assets and liabilities due to the adoption of the new standard. The complete information by nature of the Company's financial assets and liabilities, as determined by this new standard, is disclosed in Note 37.

As for impairment, the new standard introduces the concept of recognizing the provision for expected credit loss, in which entities must recognize a provision for expected losses on financial assets measured at amortized cost. The impact of the adoption of the new calculation model to reduce the recoverable value of financial assets resulted in an increase of approximately R $ 130 million in provisions for doubtful accounts in 1 st. January 2018, recorded against the "profit reserve" account, as shown in the table below.

IFRS 15 / CPC 47 - Revenue from contract with customer *(Revenue from Contracts with Customers)*

CVM approved the approval of technical accounting pronouncement CPC 47, equivalent to IFRS 15, on December 22, 2016. The Company adopted IFRS15 (CPC47) retrospectively, with the cumulative effect of the initial application recognized on the initial application date, that is, January 1, 2018. Therefore, as provided for in the standard, the Company recognized the cumulative effect on the date of initial application of the standard as an adjustment to the opening balance in the profit reserve. In accordance with this transition method, the entity applied the pronouncement retrospectively only to contracts that were not concluded until the date of initial application.

Currently, the Company offers commercial packages that basically combine cellular equipment or handsets with fixed or mobile telephony services, with total service revenue recognized separately in accordance with its nature and based on their respective fair values.

Contract identification

The Company carried out an extensive review of all commercial offers in force, in order to identify the main contractual clauses and other elements present in the contracts that could be relevant in the adoption of the new accounting standard.

Performance obligation identification

On the date of adoption and start of the contract, the Company evaluated the goods or services promised in a contract with the client and identified performance obligations based on the promise to transfer to the client:

(i) Good or service (or group of goods or services) that is distinct; or
(ii) Series of different goods or services that are substantially the same and that have the same transfer pattern to the customer.

Good or service promised to the customer is different if both of the following criteria are met:

(a) the customer can benefit from the good or service, either alone or in conjunction with other resources that are readily available to the customer (that is, the good or service is capable of being distinct); and
(b) the Company's promise to transfer the good or service to the customer is separately identifiable from other promises contained in the contract (that is, a commitment to transfer the good or service is different within the context of the contract).

Upon reviewing its contracts, the Company verified that there are practically two performance obligations: (i) sale and / or rental of equipment or cell phones; and (ii) provision of fixed and / or mobile telephony and broadband services (Internet*)*. Therefore, the Company will recognize revenues when, or to the extent that it satisfies the performance obligation when transferring the promised good or service to the customer. The asset is considered transferred when or as the customer gains control of that asset, which is at the time of delivery.

Determination and allocation of the transaction price to performance obligation

The individual selling price was defined internally by the Company based on the individual selling prices practiced by the Company or the market, in addition to the contract price where this price would be similar for other contracts with similar characteristics.

Thus, the adoption of the new revenue standard has in some cases accelerated the recognition of revenue from sales of equipment and / or cell phones, which are generally recognized when transferring control to the customer, basically due to the allocation of the discount. performance obligations in the sale of plans that have service plus equipment / apparatus. The difference between the carrying amounts of the sales of such equipment and / or cell phones and the amount received from the customer is recognized as a contractual asset and / or liability at the beginning of the contract. While revenues from telephone services are recognized in the income statement at their book value after the allocation of the transaction price, and as the service is provided monthly.

Revenue from the sale of handsets to business partners is recorded at the time of physical delivery to the partner, net of discounts, and not at the time of sale to the end customer, as the Company does not have any control over the product sold.

Cost to obtain the contract

According to the standard, the entity must recognize the incremental costs to obtain a contract with a customer as an asset, if the entity expects to recover these costs. During the adoption of the new standard, the Company recorded as an asset in the item "prepaid expenses" the amounts incurred by these concepts, being subsequently recognized in the result, in a manner consistent with the transfer to the customer of the goods or services to which the asset refers. It should be noted that the Company already had as an accounting practice the capitalization of costs with obtaining new contracts, only in the corporate segment, which were measured and recorded, net of any adjustment for *impairment,* as required by CPC04 and / or IAS38, and that with the adoption of IFRS 15 / CPC 47, the Company's management decided to reclassify the accumulated balances from the "intangible" account to "prepaid expenses".

As a result of the above, the Company recognized on January 1st, 2018 an increase in the item "profit reserve" in the amount of R $ 36 million, before deferred taxes.

The table below presents the main effects of the adoption of the IFRS15 / CPC47 standard, including also the effects of the adoption of IFRS9 / CPC48, on the opening balances in 1st. January 2018.

Consolidated

Description	Originally Reported	Adjust	Balances with IFRS 15 and 9
In million reais	January 1, 2018		January 1, 2018
Assets	**32,600,365**	**(58,100)**	**32,542,265**
Current Assets	**7,607,388**	**38,474**	**7,645,862**
Accounts Receivable (e)	2,540,856	(130,137)	2,410,719
Contractual Assets (b)	-	5,397	5,397
Inventories	123,785	-	123,785
Prepaid Expenses (a, c)	168,366	163,214	331,580
Other Assets	4,774,381	-	4,774,381
Non Current	**24,992,977**	**(96,574)**	**24,896,403**
Non Current Asses	2,841,962	32,186	2,874,148
Accounts receivable	26,207	-	26,207
Prepaid expenses (a, c)	39,466	32,186	71,652
Other Assets	2,776,289	-	2,776,289
Property, plant and equipment	10,838,488	-	10,838,488
Intangibles (c)	11,312,527	(128,760)	11,183,767
	-	-	-
Liabilities and Shareholders' Equity	**32,600,365**	**(58,100)**	**32,542,265**
	-	-	-
Liabilities	**14,449,181**	**4.020**	**14,453,201**
Current Liabilities	**7,224,437**	**30,295**	**7,254,732**
Antecipated Revenues (d)	480,431	30,295	510,726
Other Liabitilies	6,744,006	-	6,744,006
Non Assets	**7,224,744**	**(26,275)**	**7,198,469**
Antecipated Revenues (d)	990,932	5,408	996,340
Deferred income and Social Contributions taxes (f)	98,919	(31,683)	67,236
Other Liabitilies	6,134,893	-	6,134,893
Shareholders' Equity	**18,151,184**	**(62,119)**	**18,089,065**
Capital	9,866,298	-	9,866,298
Income Reserves	6,612,819	(62,119)	6,550,700
Others	1,672,067	-	1,672,067

During the year of 2018, the application of the new accounting standards generated the following impacts on the result:

	Originally Reported	Adjust	Balances with IFRS 15 and 9
			Consolidated
	2018		2018
Gross Revenues on Services (b, d)	16,205,208	1,030	16,206,238
Gross Revenues on Products (b, d)	844,968	(69,877)	775,091
Net Revenues	**17,050,176**	**(68,847)**	**16,981,329**
Cost of Good Sold (COGS) and Services	**(4,581,463)**		**(4,581,463)**
Operational Revenues (Expenses)	**(5,905,173)**	**(122,849)**	**(6,028,022)**
Commercial (a, e)	(4,685,128)	(122,849)	(4,807,977)
General and Administrative	(936,756)	-	(936,756)
Other Operational Revenues (Expenses)	(283,289)		(283,289)
Depreciation and amortization (c)	**(4,124,567)**	**170,246**	**(3,954,321)**
Financial Revenues (Expenses)	**(537,333)**		**(537,333)**
Income before Tax and Social Contribution	**1,901,640**	**(21,450)**	**1,880,190**
Income Tax and Social Contribution (f)	657,617	7,294	664,911
Net Income	**2,559,257**	**(14,156)**	**2,545,101**

The main adjustments resulting from the new standard include:

a- Values of costs in obtaining contracts with customers that will be deferred for the period of the contract (loyalty period of 12 to 24 months), net of any adjustment for *impairment*.
b- The contractual asset that is recognized when the Company has completed the performance obligation by selling equipment / apparatus or by providing services to the customer before the customer pays the consideration, or before payment is due.
c- Reclassification to the prepaid expenses item in obtaining contracts that were previously capitalized as intangible.
d- Contractual liability that is recognized when the customer has paid the consideration or the Company is entitled to the consideration amount that is unconditional, before the Company has concluded with the performance obligation, for the provision of services to the customer.
e- Increase in the allowance for loan losses due to the application of the new rule provided for in IFRS 9 / CPC 48, in which the Company must recognize a provision for expected credit losses.
f- Tax reflex on the initial adjustments of the new accounting standards.

Agreements With Customers

As of December 31, 2018, the balance of contractual assets and liabilities is as follows:

	2018
Contractual assets	130
Contractual liabilities	(20,928)

Customer contracts were generated by allocating discounts on combined loyal offers, where the discount can be on equipment and / or service, generating a contractual asset or liability, respectively, according to the offer under analysis.

Summary of the main changes in the period.

	Ativo (passivo) contratual
Balance as at January 1, 2018	(12,305)
Additions	(23,545)
Losses	15,052
Balance as at December 31, 2018	(20,798)

The balances of contractual assets and liabilities are expected to be realized according to the table below:

	2019	2020
Contractual asset (liability)	(17,130)	(3,668)

The Company, in line with paragraph 121 of IFRS15, is not presenting the effects of information on customer contracts with terms of less than 1 year.

b. significant effects of changes in accounting practices

Management believes there are no significant effects of changes in accounting practices.

c. exceptions and emphases present in the auditor's report

Disclaimer

The Company's Executive Board stated that there are no reservations in the independent auditors' reports on the financial statements for the years ended December 31, 2019, 2018 and 2017.

Emphasis

For the year ended on December 31, 2019, there is no emphasis in the report of the independent auditors.

For the year ended on December 31, 2018, there is no emphasis in the report of the independent auditors.

For the year ended on December 31, 2017, there is no emphasis in the report of the independent auditors.

10.5 Directors should indicate and comment on critical accounting policies used by the issuer, in particular accounting estimates made by management on uncertain and relevant issues for the description of the financial position and results that require subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, environmental recovery costs, criteria for testing the recovery of assets and financial instruments.

Critical accounting policies

The critical accounting policies are those significant to the presentation of our financial condition and results of operations and require more subjective and complex judgments by management, often demanding that the board deems the effect of uncertain nature factors. As they increase the number of variables and assumptions affecting the possible future resolution of the uncertainties, these decisions become more complex. The Company's estimates and assumptions are based on historical experience, industry trends and other factors considered appropriate in the circumstances. Actual results may differ from these estimates, and different assumptions or future estimates may change the financial results shown. In order to facilitate the understanding of how the Company's management estimated the potential impact of certain uncertainties, including the variables and assumptions underlying the estimates, we have identified the critical accounting policies discussed below.

The main accounting policies are described, including those discussed below, in the notes to the Company's consolidated financial statements.

(a) Loss from impairment of non-financial assets

A loss for impairment exists when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, which is the highest between the fair value less selling costs and value in use. The calculation of fair value minus selling costs is based on information available of sales transactions of similar assets or market prices minus additional expenses to dispose of the asset. The calculation of value in use is based on discounted cash flow model.

Any reorganization activities to which the Company is not committed as of the reporting date of the quarterly information or significant future investments that could improve the asset base of the cash generating unit being tested are excluded for *impairment* testing purposes.

The main non-financial assets for which this assessment was made are goodwill based on future profitability recorded by the Company (note 15) and its tangible assets.

(b) Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated according to interpretations of the current legislation. This process usually involves complex estimates to determine taxable income and differences. In particular, deferred tax assets on tax losses, negative basis of social contribution and temporary differences are recognized in proportion to the probability that future taxable income will be available and can be used. The measurement of the recoverability of deferred income tax on tax losses, negative basis of social contribution and temporary differences takes into account the history of taxable income, as well as the estimate of future taxable income (note 10).

(c) Provision for judicial and administrative proceedings

The lawsuits and administrative proceedings are analyzed by the Management, together with its legal counsel (internal and external). The Company considers in its analyzes factors such as hierarchy of laws, precedents available, recent court decisions, their relevance in the legal system and payment history. These evaluations involve Management's judgment.

(d) *Fair value of derivatives and other financial instruments*

The financial instruments presented in the balance sheet at fair value are measured using valuation techniques that consider observable data or observable data derived on the market (note 37).

(e) *Unbilled revenue from traffic – "unbilled revenues"*

Since some cut dates for billing occur at intermediate dates within months of the year, at the end of each month there are revenues earned by the Company, but not actually invoiced to its customers. These non-billed revenues are recorded on an estimated basis, which takes into account consumption data, number of days elapsed since the last billing date, among others (note 27).

(f) *Leasing*

The Company has a significant number of lease agreements in which it acts as a lessee, and with the adoption of the accounting standard of IFRS 16 / CPC 06 (R2) - Leasing, as disclosed in Note 2.f., certain judgments were exercised by Company's management in measuring lease liabilities and right-of-use assets, such as: (i) estimate of the lease term, considering a non-cancellable period and the periods covered by options to extend the contract term, when the exercise depends only from the Company and this exercise is reasonably certain; (ii) using certain assumptions to calculate the discount rate.

The Company is not able to readily determine the interest rate implicit in the lease and, therefore, considers its incremental rate on loans to measure lease liabilities. The incremental rate is the interest rate that the Company would have to pay when borrowing, for a similar term and with similar collateral, the resources necessary to obtain the asset with a similar value to the asset with the right of use in a similar economic environment. Accordingly, this assessment requires Management to consider estimates when no observable rates are available. Or when they need to be adjusted to reflect the terms and conditions of a lease. The Company estimates the incremental rate using observable data (such as market interest rates) when available and considers aspects that are specific to the Company (such as the cost of the subsidiary's debt) in this estimate. The Company's average incremental interest rates are 10.55% for an average lease term as described in note 14.

10.6 Directors should describe the relevant items not included in the financial statements of the issuer, including:

a. the assets and liabilities held by the issuer, directly or indirectly, that do not appear in its balance sheet (off-balance sheet items), such as:

- **i. operating leases, assets and liabilities**
- **ii. ii. portfolios receivables written off over which the entity maintains risks and responsibilities, indicating their liabilities**
- **iii. contracts for future purchase and sale of products or services**
- **iv. unfinished construction contracts**
- **v. contracts for future receipt of financing**

There are no commitments of material value that have not been indicated in the financial statements.

b. other items not shown in the financial statements

Not applicable, since the Company has no other material items of other types that are not recorded in the balance sheet.

10.7 With respect to the items not included in the financial statements indicated in item 10.6, directors should comment on:

a. how such items change or may change the revenues, expenses, operating income, financial expenses or other items in the issuer's financial statements

Not applicable.

b. nature and purpose of the operation

Not applicable.

c. nature and amount of the obligations assumed and rights generated in favour of the issuer as a result of the transaction

Not applicable.

10.8 Officers should indicate and comment on the main elements of the issuer's business plan, describing, in particular, the following topics:

a. investments, including:

i. quantitative and qualitative description of investments in progress and planned investments

The Company's investments in 2019 grew by 0.6% YoY, totaling R$ 3,853 million and continue to be allocated to infrastructure (more than 93%), mainly to transport network, IT and 4G technology projects through 700MHZ and of *refarming* 1.8 GHz and 2.1 GHz.

The Company's commitment to the quality of the services provided, as well as to the customer's experience, is reflected in different projects, among which we highlight the expansion of the fiber optic network, densification of sites, expansion of hetnet coverage, radiofrequency refarming and the aggregation of carriers in two or three frequencies, depending on the location. Additionally, the expansion in several fronts allows the Company to offer an innovative and complete portfolio, employing new technologies and offering more to customers, such as fixed broadband through the mobile network, 4G, Wttx technology, and voice over LTE network services, Volte.

On the business development front, among other projects, digitalization initiatives stand out, which aim to accelerate the development and implementation of digital systems, improving the customer experience and providing significant operational and financial efficiencies.

The table below shows the evolution of *Capex* of the Company, detailing the application categories.

Category	2019	2018	2017
In million reais			
Capex	4,292	4,273	4,405
Network	2,824	2,732	2,905
IT	775	721	718
Other	693	820	783

ii. investment financing sources

The Company's investments are financed mainly by its own cash generation and loans from development and commercial banks. Details on loans and financing are available in item 10.1, sub-items "f" and "g".

iii. relevant divestments in progress and expected divestments

There were no relevant divestments in the years 2019, 2018 and 2017.

b. if already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may materially affect the issuer's production capacity

Not applicable.

c. new products and services, indicating:

i. description of ongoing research already disclosed

ii. total amount spent by issuer with research for development of new products or services

iii. projects under development already disclosed

iv. total amounts spent by issuer on development of new products or services

Not applicable, since the Company does not have research already disclosed in progress.

10.9. Comment on other factors that influenced the operating performance relevant way and have not been identified or commented on other items in this section

The Company presents below its comments about the operating costs and expenses reported in Note 28 of the 2019 Financial Statements:

Consolidated								
	2019				2018			
Description	Costs of services and goods sold	Selling expenses	General administrative expenses	Total	Costs of services and goods sold	Selling expenses	General administrative expenses	Total
In thousand reais								
Personnel	(53,392)	(624,353)	(392,984)	(1,070,729)	(36,514)	(637,177)	(357,878)	(1,031,569)
Third party services	(569,242)	(2,041,646)	(512,643)	(3,123,531)	(518,762)	(2,169,624)	(451,990)	(3,140,376)
Connection and interconnection	(1,419,464)	-	-	(1,419,464)	(2,513,176)	-	-	(2,513,176)
Depreciation and amortization	(4,132,223)	(256,898)	(739,860)	(5,128,981)	(3,119,954)	(162,804)	(671,562)	(3,954,320)
Indirect taxes, Charges and Contributions	(32,120)	(817,369)	(18,846)	(868,335)	(31,754)	(866,197)	(18,333)	(916,284)
Rentals and insurance	(291,302)	(121,795)	(20,590)	(433,687)	(591,226)	(146,877)	(67,387)	(805,490)
Costs of good sold	(931,818)	-	-	(931,818)	(883,912)	-	-	(883,912)
Advertising and publicity	-	(355,234)	-	(355,234)	-	(421,588)	-	(421,588)
Allowance for doubtful accounts	-	(748,291)	-	(748,291)	-	(544,881)	-	(544,881)
Other	(4,170)	(20,703)	(32,936)	(57,809)	(6,120)	(21,632)	(41,169)	(68,921)
	(7,433,731)	(4,986,289)	(1,717,859)	(14,137,879)	(7,701,418)	(4,970,780)	(1,608,319)	(14,280,517)

Parent Company								
	2019				2018			
Description	Costs of services and goods sold	Selling expenses	General administrative expenses	Total	Costs of services and goods sold	Selling expenses	General administrative expenses	Total
In thousand reais								
Personnel	-	-	(19,713)	(19,713)	-	-	(25,641)	(25,641)
Third party services	-	-	(4,321)	(4,321)	-	-	(3,392)	(3,392)
Rentals and insurance	-	-	(386)	(386)	-	-	(249)	(249)
Indirect taxes, Charges and Contributions	-	-	(8)	(8)	-	-	(15)	-
Others	-	-	(327)	(327)	-	-	(448)	(448)
	-	-	(24,755)	(24,755)	-	-	(29,745)	(29,745)

Commercialization costs decreased 5.5% YoY, reaching R$ 3,428 million, reflecting the efficiency gains generated through the digitization of processes and the reduction in expenses with FISTEL. Such effects were partially impacted by the right to use the TIM brand

Customer Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) reached R$ 51.7 per gross addition in 2019, a reduction of 5.1% YoY. The drivers of this trajectory still remain the biggest expenses with commissioning (mix higher postpaid in gross additions) and advertising (launch of new campaigns throughout the year).

Despite the increase in SAC, the SAC/ARPU ratio, which indicates payback per customer, remained at a healthy level of 2.2 months in 2019.

04 – Proposal for the allocation of the results related to the fiscal year 2019 and distribution of dividends by the Company

PROPOSAL FOR NET INCOME DESTINATION
(ACCORDING TO ANNEX 9-1-II OF CVM's INSTRUCTION 481/09)

1. Inform the net income for the fiscal year

The net income related to the fiscal year 2019 amounted to R$ 3,622,126,650.28 (three billion, six hundred and twenty-two million, one hundred and twenty-six thousand, six hundred and fifty reais and twenty-eight cents).

2. Inform the total amount of dividends and dividends per share, including anticipated dividends and interest on shareholders' equity (IOE) already declared

Net income for the fiscal year	3,622,126,650.28
Compensation of accumulated losses	-
	3,622,126,650.28
(-) Constitution of the legal reserve	(171,398,258.35)
(-) Non-distributable tax incentives	(194,161,483.24)
Adjusted net income	**3,256,566,908.69**
% of minimum dividends established by statute	25%
Minimum dividends calculated based on adjusted net income	**814,141,727.17**
Dividends and Gross IOE distributed in advance	995,438,235.29
(+) Additional Dividends and Gross IOE	-
(=) Total Dividends and Gross IOE	**995,438,235.29**
(-) Withholding Tax Over IOE	(149,315,735.29)
Total Dividends and Net IOE	**846,122,500.00**
Total Net Dividends and Interest on Equity per share	
Amount attributed to common shares, except treasury shares	**0. 3495**

3. Inform the dividends' payout ratio for the fiscal year

Dividends and Gross Interest on Equity represents 31% of the adjusted net income, while Dividends and Net Interest on Equity represents 26% of the adjusted net income.

4. Inform the total amount of dividends and their value per share regarding to distributions related to previous years' profits

Not applicable.

5. Inform, deducting anticipated dividends and interest on shareholders' equity already declared:

a. The gross amount of dividends and interest on shareholders' equity, segregated by each type and class of shares

According to the table in item 6, all amounts related to IOE were approved and declared during the fiscal year of 2019 and will be submitted to ratification at the Annual General Meeting.

b. The conditions and term for payment of dividends and interest on shareholders' equity

The Board of Directors approved the payment of IOE at meetings held 07/30/2019 (approval of the 1st installment), 09/25/2019 (approval of the 2nd installment) and 12/19/2019 (approval of the 3rd installment), ad referendum of the Annual General Meeting.

The amounts referring to the 1st installment of IOE were paid throughout 2019, while the amounts referring to the 2nd and 3rd installments were paid in early 2020, according to the table in item 6.b.

c. Possible interest and monetary update on dividends and interest on shareholders' equity

There was no correction for interest on equity.

d. Date of the payment of dividends and interest on shareholders' equity considered for the identification of shareholders entitled for their receiving

Not applicable, since the amounts of IOE have already been paid in full.

6. In case the Company had declared dividends or interest on shareholders' equity considering intermediary net income (six-months or less)

a. Inform the amount of dividends and interest on shareholders' equity already declared

The Company decided on the distribution of IOE as detailed below:

	IOE / Dividends	Gross	Gross Value per Share	Withholding Tax	Net	Board of Directors Approval date	Payment date
1st	IOE	368,941,176.47	0,152419292	55,341,176.47	313,600,000.00	07/30/2019	10/08/2019
2nd	IOE	378,750,000.00	0,156471242	56,812,500.00	321,937,500.00	09/25/2019	01/24/2020
3rd	IOE	247,747,058.82	0,102353024	37,162,058.82	210,585,000.00	12/19/2019	01/29/2020

b. Inform the respective payments' dates

The payment dates are indicated in the table in item 6.a above.

7. Present a comparative table showing the following values for each type and class of shares:

a. Net income for the fiscal year and three (3) previous years

	2019	2018	2017
Net income for the fiscal year	3,622,126,650.28	2,545,101,032.01	1,234,507,261.87
Net income per share	1.50	1.05	0.51

b. Dividends and interest on shareholders' equity distributed in the last 3 (three) years

	2019	2018	2017
Minimum Dividends and Gross IOE	995,438,235.29	849,993,807.48	189,991,117.10
(+) Additional Dividends and Gross IOE	-	-	103,325,029.15
(-) Withholding Tax over IOE	(149.315.735,29)	(125,756,807.86)	(28,244,129.30)
(=) Total Dividends and Net IOE	846,112,500.00	724,236,999.60	265,072,016.95
Dividends and IOE – common shares	846,112,500.00	724,236,999.60	265,072,016.95
	846,112,500.00	**724,236,999.60**	**265,072,016.95**
% Dividends and Net IOE over adjusted net income	26%	32%	25%
Dividends and IOE per share			
Common Shares	0. 349488290	0.299240801	0.109559668

8. If there is destination for legal reserve

a. Identify the amount allocated to legal reserve

Pursuant to Section 193 of the Brazilian Law Nr. 6,404/76, it is mandatory the allocation of five percent (5%) of net income for Legal Reserve constitution, in the amount of R$ 171,398,258.35 (one hundred and seventy-one million, three hundred and ninety-eight thousand, two hundred and fifty-eight reais and thirty-five cents).

b. Detail the calculation of legal reserve

	2019	2018	2017
Net income for the fiscal year	3,622,126,650.28	2,545,101,032.01	1,234,507,261.87
(-) Non-distributable tax incentives	(194,161,483.24)	(146,454,562.02)	-
	3,427,965,167.04	2,398,646,469.99	1,234,507,261.87
Constitution of the legal reserve - 5% of net income	(171,398,258.35)	(119,932,323.50)	(61,725,363.09)

9. In case the Company owns preferred shares with fixed or minimum dividends rights

a. Describe the calculation of fixed or minimum dividends

Not applicable

b. Inform whether the net income for the fiscal year is sufficient for the integral payment of the fixed or minimum dividends

Not applicable.

c. Identify whether a possible installment not paid is cumulative

Not applicable.

d. Identify the amount of the total fixed or minimum dividends to be paid to each classe of preferred shares

Not applicable.

e. Identify the fixed or minimum dividends to be paid for each class of preferred shares

Not applicable.

10. In regard to the the mandatory dividends

a. Describe the calculation provided in the Company´s by-laws.

The dividends are calculated according to Company´s by-laws and to the Brazilian Corporate Law.

Pursuant its by-laws, the Company shall distribute as mandatory dividends at each fiscal year ended in December 31, if there are available amounts for this distribution, amount equal to 25% of adjusted net income.

b. Inform if it is being fully paid

The Company approved the distribution of the total of the mandatory minimum dividends, over the year of 2019, via IOE. All amounts referring to the 1st installment of IOE were paid throughout 2019, while the amounts referring to the 2nd and 3rd installments were paid in early 2020, according to the table in item 6.b.

c. Inform the withheld amount

Not applicable.

11. If there is dividends withheld due to the Company's financial conditions

a. Inform the withheld amount

Not applicable.

b. Describe, in details, the financial situation of the Company, approaching also the aspects related to liquidity, working capital and positive cash flows

Not applicable.

c. Justify the retention of dividends

Not applicable.

12. If there is destination of net income to the reserves for contingencies

a. Identify the allocated amount to the reserve

Not applicable.

b. Identify the probable losses and their causes

Not applicable.

c. Explain the reason for the probable of losses

Not applicable.

d. Justity the constitution of the reserve

Not applicable.

13. If there is destination of net income to the reserve of unrealized profits

a. Inform the amount allocated to this reserve

Not applicable.

b. Inform the nature of the unrealized profits that resulted in the reserve

Not applicable.

14. If there is destination of statutory reserves

a. Describe the statutory clauses that established the reserve

The article 46, paragraph 2, of our by-laws previews:

"The net income balance not destined to the payment of the mandatory minimum dividend shall be destined to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization."

b. Identify the amount allocated to this reserve

As aforesaid, till the limit of 80% of the paid-in capital, all amounts not allocated in the distribution of minimum dividends could be registered as statutory reserve.

In 2019, after adjustments to net income and approval by the IOE Board of Directors, the Company's management proposed allocating the amount of R$ 2,226,128,673.40 (two billion, two hundred and sixty-one million, one hundred and twenty-eight thousand, six hundred and seventy-three reais and forty cents) for the social business expansion reserve.

After the allocation proposal, the Company exceeded the limit of 80% of the capital stock and will propose at the next General Shareholders' Meeting the capital increase in the amount of R$ 1,644,012,552.52 (one billion, six hundred and forty-four million, twelve thousand, five hundred and fifty-two reais and fifty-two cents). The amount of R$ 617,116,120.88 (six hundred and seventeen million, one hundred and sixteen thousand, one hundred and twenty reais and eighty-eight cents) will

remain in the social business expansion reserve, which now amounts to R$ 7,893,038,486,99 (seven billion, eight hundred and ninety-three million, thirty-eight thousand, four hundred and eighty-six reais and ninety-nine cents).

c. Describe the calculation

Calculation of allocation of adjusted net income

	2019	2018	2017
Net income for the fiscal year	3,622,126,650.28	2,545,101,032.01	1,234,507,261.87
Compensation of accumulated losses	-	-	-
	3,622,126,650.28	2,545,101,032.01	1,234,507,261.87
(-) Constitution of the legal reserve	(171,398,258.35)	(119,932,323.50)	(61,725,363.09)
Adjusted net income	3,450,728,391.93	2,425,168,708.51	1,172,781,898.78
(-) Total Dividends and Gros IOE distributed	(995,438,235.29)	(849,993,807.48)	(293,316,146.25)
(-) Amount distributed to the capital reserve	(194,161,483.24)	(146,454,562.02)	(112,493,830.98)
Amount distributed to the statutory reserve	2,261,128,673.40	1,428,720,339.01	766,971,921.55
80% of the share capital	7,893,038,486.99	7,893,038,486.99	7,893,038,486.99

Calculation of the limit and proposed capital increase amount

	2019	2018	2017
Net income for the fiscal year	3,622,126,650.28	2,545,101,032.01	1,234,507,261.87
Compensation of accumulated losses	-	-	-
	3,622,126,650.28	2,545,101,032.01	1,234,507,261.87
(-) Constitution of the legal reserve	(171,398,258.35)	(119,932,323.50)	(61,725,363.09)
Adjusted net income	3,450,728,391.93	2,425,168,708.51	1,172,781,898.78
(-) Total Dividends and Gros Interest on Equity distributed	(995,438,235.29)	(849,993,807.48)	(293,316,146.25)
(-) Amount distributed to the capital reserve	(194,161,483.24)	(146,454,562.02)	(112,493,830.98)
Amount distributed to the statutory reserve	617,116,120.88	1,428,720,339.01	766,971,921.55
Amount allocated to capital increase	1,644,012,552.52	-	-
80% of the share capital (*)	7,893,038,486.99	7,893,038,486.99	7,893,038,486.99

(*) For the calculation of 80% of the share capital, 80% of the total share capital was recorded at the amount effectively raised from shareholders in the amount of R$ 9,913,414.421.74 (nine billion, nine hundred and thirteen million, four hundred and fourteen thousand , four hundred and twenty-one reais and seventy-four cents) net of costs directly linked to the funding process R$ 47,116,313.00 (forty-seven million, one hundred and sixteen thousand, three hundred and thirteen reais) in line with CPC08.

15. If there are estimated retained earnings due to the Capex budget

a. Identify the withheld amount

Not applicable.

b. Provide a copy of the Capex budget

Not applicable.

16. If there is allocation of the results to the tax incentives reserve

a. Inform the amount allocated to the reserve

R$ 194,161,483.24 (one hundred and ninety-four million, one hundred and sixty-one thousand, four hundred and eighty-three reais and twenty-four cents).

b. Explain this allocation nature

Law 11,638 / 07, when modifying the structure of the Shareholders' Equity, also changed the form of registration of donations and subsidies for investments, no longer allowing their registration directly in a Capital Reserve, as provided for in Decree 3,000 / 1999, in its art. 545. Thus, such record started to be transferred to the result for subsequent transfer to the Profit Reserve - Tax Incentive Reserve.

05 – Ratification of the appointments of the members of the Company's Board of Directors that took place at the meetings of the Company's Board of Directors held on July 30, 2019 and February 11, 2020

BOARD OF DIRECTORS

Name	Date of Birth	Occupation	CPF/ Passport Nr.	Position	Date of Election	Investiture	Mandate	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Nº of Consecutive Mandates
Carlo Filangieri	December 19, 1967	Bachelor in Electronic Engineering	062.186.577-01	Board Member	February 11, 2020	February 11, 2020	Annual Shareholders' Meeting 2021	Member of the Control and Risks Committee	Yes	No	--
Flavia Maria Bittencourt	January 15, 1970	Bachelor in Chemical Engineering	011.971.887-11	Board Member	July 30, 2019	July 30, 2019	Annual Shareholders' Meeting 2021	Member of the Statutory Audit Committee	Yes	Yes, according to the Novo Mercado B3 rules	--
Sabrina di Bartolomeo	October 16, 1971	Bachelor in Economics	YB0556281	Board Member	February 11, 2020	February 11, 2020	Annual Shareholders' Meeting 2021	Member of the Control and Risks Committee	Yes	No	--

CARLO FILANGIERI

I – Information on main professional experience during the last 5 years.

a. **TIM Participações S.A.**
b. Telecommunications
c. Member of the Board of Directors
d. Issuer
e. Since February 2020

a. **Telecom Italia S.p.A**
b. Telecommunications
c. Responsible for Operations Governance - Chief Operations Office
d. Indirect controlling company of the issuer
e. Since November 2019

a. **Telecom Italia S.p.A**
b. Telecommunications
c. Responsible for EVP Wholesale Operations
d. Indirect controlling company of the issuer
e. From April 2018 to October 2019

a. **Telecom Italia S.p.A**
b. Telecommunications
c. Responsible for SVP Open Access
d. Indirect controlling company of the issuer
e. From March 2016 to March 2018

a. **CD Fiber S.r.L**
b. Telecommunications
c. Single Administrator
d. Company controlled by Telecom Italia S.p.A., indirect controlling company of the issuer
e. Since June 2016

a. **Flash Fiber S.r.L**
b. Telecommunications
c. Member of the Board of Directors
d. Company controlled by Telecom Italia S.p.A., indirect controlling company of the issuer
e. Since July 2016

a. **Telecom Italia S.p.A**
b. Telecommunications
c. Responsible for VP Planning & Operations Evolution
d. Indirect controlling company of the issuer
e. From February 2015 to March 2016

a. **TIM Participações S.A.**
b. Telecommunications
c. Responsible for CTO
d. Issuer
e. From November 2012 to January 2015

II – All management positions that the administrator holds in other third sector companies or organizations.

a. **TIM Participações S.A.**
b. Telecommunications
c. Member of the Board of Directors
d. Issuer
e. Since February 2020

a. **CD Fiber S.r.L**
b. Telecommunications
c. Single Administrator
d. Company controlled by Telecom Italia S.p.A., indirect controlling company of the issuer
e. Since June 2016

a. **Flash Fiber S.r.L**
b. Telecommunications
c. Member of the Board of Directors
d. Company controlled by Telecom Italia S.p.A., indirect controlling company of the issuer
e. Since July 2016

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

The administrator is an employee of Telecom Italia S.p.A. indirect controlling company of the issuer.

FLAVIA MARIA BITTENCOURT

I – Information on main professional experience during the last 5 years.

a. **TIM Participações S.A.**
b. Telecommunications
c. Member of the Board of Directors
d. Issuer
e. Since July 2019

a. **TIM Participações S.A.**
b. Telecommunications
c. Member of the Statutory Audit Committee
d. Issuer
e. Since July 2019

a. **Adidas do Brasil Ltda.**
b. Clothing and Sporting Material
c. General Manager
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. Since May 2019

a. **Marisa S.A.**
b. Women's Fashion Retail
c. Independent Board Member
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. Since September 2018

a. **Sephora Brasil**
b. Beauty/Cosmetics Retail
c. SVP Latam e General Manager Brazil
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. From December 2013 to April 2019

II – All management positions that the administrator holds in other third sector companies or organizations.

a. **TIM Participações S.A.**
b. Telecommunications
c. Member of the Board of Directors
d. Issuer
e. Since July 2019

a. **Adidas do Brasil Ltda.**
b. Clothing and Sporting Material
c. General Manager
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. Since May 2019

a. **Marisa S.A.**
b. Women's Fashion Retail
c. Independent Board Member
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. Since September 2018

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

SABRINA DI BARTOLOMEO

I – Information on main professional experience during the last 5 years.

a. **TIM Participações S.A.**
b. Telecommunications
c. Member of the Board of Directors
d. Issuer
e. Since February 2020

a. **Telecom Italia S.p.A**
b. Telecommunications
c. VP de *Group Planning and Control*
d. Indirect controlling company of issuer
e. Since June 2019

a. **TIM Brasil Serviços e Participações S.A.**
b. Telecommunications
c. Member of the Board of Directors
d. Controlling company of issuer
e. Since January 2020

a. **PWC Advisory SpA**
b. Consultancy
c. Partner
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. From May 2017 to June 2019

a. **Neuberger Berman Europe Ltd.**
b. Financial segment
c. Chief Executive Officer
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. From September 2015 to April 2017

a. **Sigma Tau IFR S.p.A.**
b. Pharmaceutical segment
c. CEO and CFO of the group
d. The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
e. From March 2012 to August 2015

II – All management positions that the administrator holds in other third sector companies or organizations.

a. **TIM Participações S.A.**
a. Telecommunications
b. Member of the Board of Directors
c. Issuer
d. Since February 2020

a. **Telecom Italia S.p.A**
b. Telecommunications
c. VP of *Group Planning and Control*
d. Indirect controlling company of issuer
e. Since June 2019

a. **TIM Brasil Serviços e Participações S.A.**
b. Telecommunications
c. Member of the Board of Directors
d. Controlling company of issuer
e. Since January 2020

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

The Administrator is an employee of Telecom Italia Sp.A, indirect controlling company of issuer.

BOARD OF DIRECTORS

Name	Attendance (%)
Carlo Filangieri	N/A*
Flavia Maria Bittencourt	100%
Sabrina di Bartolomeo	N/A*

* The candidate was not a member of the Board of Directors from 01.01.2019 to 12.31.2019.

06 – Appointed to the positions of effective members and respective alternates of the Company's Fiscal Council

FISCAL COUNCIL

Name	Date of Birth	Occupation	CPF/Passport Nr.	Position	Date of Election	Investiture	Mandate	Other positions	Elected by the Controller (Yes/No)	Independent (Yes/No)	Nr. of Consecutive mandates
Walmir Kesseli	August 28, 1959	Economist	357.679.019-53	Effective Member	April 7, 2020	April 7, 2020	Annual Shareholders' Meeting 2021	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	3
Heinz Egon Löwen	April 29, 1949	Accountant	017.339.239-34	Alternate Member	April 7, 2020	April 7, 2020	Annual Shareholders' Meeting 2021	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	1
Josino de Almeida Fonseca	February 12, 1940	Engineer	005.832.607-30	Effective Member	April 7, 2020	April 7, 2020	Annual Shareholders' Meeting 2021	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	0
João Verner Juenemann	February 16, 1940	Accountant and Administrator	000.952.490-87	Alternate Member	April 7, 2020	April 7, 2020	Annual Shareholders' Meeting 2021	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	0
Jarbas Tadeu Barsanti Ribeiro	March 18, 1951	Economist and Accountant	272.271.707-72	Effective Member	April 7, 2020	April 7, 2020	Annual Shareholders' Meeting 2021	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	1
Anna Maria Cerentini Gouvea Guimaraes	September 19, 1956	Engineer	050.287.838-02	Alternate Member	April 7, 2020	April 7, 2020	Annual Shareholders' Meeting 2021	Not applicable	Yes	Yes, according to Brazilian Law Nr. 6,404/76	1

WALMIR URBANO KESSELI

I – Information on main professional experience during the last 5 years.

- **TIM Participações S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- Issuer
- Since April 2017

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM Participações S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- Issuer
- Since April 2017

- **Centro de Desenvolvimento Integral Recanto Esperança**
- Nonprofit Organization
- Secretary of the Board of Officers
- Since 2016

- **Working for Africa**
- Nonprofit Organization
- President
- Since February,2013

- **ABC VIDA - Curitiba**
- Nonprofit Organization
- President
- Since March 2012

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

HEINZ EGON LÖWEN

I – Information on main professional experience during the last 5 years.

- **TIM Participações S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since March 2019

II – All management positions that the administrator holds in other third sector companies or organizations.

- **TIM Participações S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since March 2019

- **Igreja Evangélica de Confissão Luterana no Brasil – Sínodo Paranapanema**
- Religious Organization
- Treasurer
- Since March 2018

- **Igreja Evangélica de Confissão Luterana no Brasil – Sínodo Paranapanema**
- Religious Organization
- Chairman of the Synodal Council – Legal Representative of the Organization
- Since January 2015

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital

stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JOSINO DE ALMEIDA FONSECA

I – Information on main professional experience during the last 5 years.

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- From April 2017 to March 2018

- **TIM Participações S.A.**
- Telecommunications segment
- Chairman of the Fiscal Council
- Issuer
- From April 2016 to April 2017

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- From April 2014 to April 2016

- **SDT8 Ideias e Negócios Ltda.**
- Marketing and advertising segment
- Partner and Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by
- issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the
- issuer's stock capital
- Since October 2010

II – All management positions that the administrator holds in other third sector companies or organizations.

- **SDT8 Ideias e Negócios Ltda.**
- Marketing and advertising segment
- Partner and Director
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by
- issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the
- issuer's stock capital
- Since October 2010

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JOÃO VERNER JUENEMANN

I – Information on main professional experience during the last 5 years.

- **TIM Participações S.A.**
- Telecommunication Segment
- Alternate member of the Fiscal Council
- Issuer
- From 2008 to 2018

- **Petrobras Distribuidora S.A.**
- Oil & Gas
- Member of the Fiscal Council (2018) and Chairman of Fiscal Council (2019)
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2018

- **Forjas Taurus S.A.**
- Defense and Safety Segment
- Member of the Board of Directors and Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From 2014 to 2017

- **Klabin S.A.**
- Paper distribution segment
- Member of the Fiscal Council (2017 and 2018) and Alternate Member of the Board of Directors (2019 and 2020)
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2017

- **Dimed S.A. Distribuidora de Medicamentos**
- Pharmaceutical segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Falconi Consultores de Resultado S.A.**
- Management and Consulting
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital

- From 2011 to 2017

- **Saraiva S.A. Livreiros e Editores**
- Retail and Bookstore Segment
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Banco do Estado do Rio Grande do Sul S.A.**
- Financial Segment
- Member of the Board of Directors and Coordinator of the Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2015

- **Tupy S.A.**
- Iron Casting Segment
- Coordinator of the Audit and Risks Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since July 2009

- **FACPC – Fundação de Apoio ao Comitê de Pronunciamentos Contábeis**
- Third Sector
- Member of the Board (2011 to 2015) and Chairman of The Board (2016 to 2017(
- From 2011 to 2017

II – All management positions that the administrator holds in other third sector companies or organizations.

- **Petrobras Distribuidora S.A.**
- Oil & Gas
- Member of the Fiscal Council (2018) and Chairman of Fiscal Council (2019)
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2018

- **Klabin S.A.**
- Paper distribution segment
- Member of the Fiscal Council (2017 and 2018) and Alternate Member of the Board of Directors (2019 and 2020)
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2017

- **Saraiva S.A. Livreiros e Editores**
- Retail and Bookstore Segment
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2016

- **Banco do Estado do Rio Grande do Sul S.A.**
- Financial Segment
- Member of the Board of Directors and Coordinator of the Audit Committee
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2015

- **Fundação Grupo Boticário de Proteção à Natureza**
- Third Sector
- Member of the Fiscal Council
- Since 2016

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons.

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

JARBAS TADEU BARSANTI RIBEIRO

I – Information on main professional experience during the last 5 years.

- **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
- Professional Class Association
- Regular Board Member
- The association is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From January 2015 to December 2018 and Since January 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- From April 2016 to March 2018 and Since March 2019

- **MLS WIRELESS S.A.**
- Wireless network provider
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From Abril 2018 to March 2019

- **Richard Saigh Indústria e Comércio S.A.**
- Food segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2010

- **Rio Paranapanema Energia S.A.**
- Industrial energy segment
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2009

- **Escritório Jharbas Barsanti Perícias Judiciais Ltda.**
- Other services
- Court Expert
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 1975

- **Câmara de Mediação e Arbitragem Empresarial do Rio de Janeiro**
- Other services
- Corporate arbitration
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 1975

- **Associação dos Peritos Judiciais do Estado do Rio de Janeiro (APJERJ)**
- Professional Class Association
- President
- Since 2004

II – All management positions that the administrator holds in other third sector companies or organizations.

- **Conselho Regional de Contabilidade do Rio de Janeiro (CRCRJ)**
- Professional Class Association
- Regular Board Member
- The association is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From January 2015 to December 2018 and Since January 2020

- **TIM Participações S.A.**
- Telecommunications segment
- Regular member of the Fiscal Council
- Issuer
- From April 2016 to March 2018 and Since March 2019

- **Richard Saigh Indústria e Comércio S.A.**
- Food segment
- Member of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2010

- **Rio Paranapanema Energia S.A.**
- Industrial energy segment
- Chairman of the Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 2009

- **Escritório Jharbas Barsanti Perícias Judiciais Ltda.**
- Other services
- Court Expert

- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 1975

- **Câmara de Mediação e Arbitragem Empresarial do Rio de Janeiro**
- Other services
- Corporate arbitration
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since 1975

- **Associação dos Peritos Judiciais do Estado do Rio de Janeiro (APJERJ)**
- Professional Class Association
- President
- Since 2004

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

ANNA MARIA GOUVEA GUIMARÃES

I – Information on main professional experience during the last 5 years.

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since March 2019

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- From 2016 to March 2018

- **RANDON S.A IMPLEMENTOS E PARTICIPAÇÕES**
- Capital assets
- Alternate member of The Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- From May 2018 to April 2019

- **VIVER INC & CONSTRUTORA S.A.**
- Building
- Hold of Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since May 2017

II – All management positions that the administrator holds in other companies or third sector organizations.

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- Since March 2019

- **TIM PARTICIPAÇÕES S.A.**
- Telecommunications segment
- Alternate member of the Fiscal Council
- Issuer
- From 2016 to March 2018

- **VIVER INC & CONSTRUTORA S.A.**
- Building
- Coordinator of Fiscal Council
- The company is neither (i) part of the issuer's economic group nor (ii) is controlled by issuer's shareholder with, direct or indirect participation, equal or higher than 5% of the issuer's stock capital
- Since May, 2017

III – Description of any of the following events that have occurred over the last 5 years: (a) Any criminal conviction; (b) Any conviction in administrative proceedings at the CVM and penalties applied; (c) Any conviction declared in a final judgment, in the judicial or administrative court, which has suspended or disqualified the administrator for any professional or commercial activity.

There were no criminal convictions or any convictions resulting from CVM proceedings or any other which could be able to disturb the professional activity of the administrator.

IV – Inform the existence of a marital relationship, consensual marriage or kinship up to the second degree: (a) Among the issuer's administrators; (b) Between (i) the issuer's administrators and (ii) the issuer's direct or indirect administrators of subsidiaries; (c) Between (i) the issuer's administrators or administrators of its direct and indirect subsidiaries and (ii) the issuer's direct and indirect holding corporations; (d) Between (i) the issuer's administrators and (ii) administrators of the issuer's direct and indirect holding corporations.

No matrimonial society, consensual marriage or direct or indirect relationships were identified.

V – Inform on the subordination, service provision, or control relationships maintained, over the last 3 fiscal years, between the issuer's administrators and (a) The issuer's direct or indirect subsidiaries, except for the ones in which the issuer has direct or indirectly the totality of the capital stock; (b) The issuer's direct or indirect holding corporations; (c) If relevant, supplier, client, debtor, or creditor of the issuer, its subsidiary or holding corporations of any of these persons

No subordination, rendering of services or control relationship was maintained, in the last 3 fiscal years, with subsidiaries and controlling shareholders of TIM Participações S.A., as well as, relevantly, with suppliers, clients, debtors or creditors of TIM Participações S.A., or any subsidiaries or controllers of such people.

FISCAL COUNCIL

Name	Attendance (%)
Anna Maria Cerentini Gouvea Guimarães	N/A*
Hein Egon Löwen	N/A*
Jarbas Tadeu Barsanti Ribeiro	100%
João Verner Juenemann	N/A**
Josino de Almeida Fonseca	N/A**
Walmir Kesseli	100%

*The candidate is an alternate member of the Fiscal Council and did not take office as a regular member between 01.01.2019 and 12.31.2019.

**The candidate was not a regular or alternate member of the Fiscal Council between 01.01.2019 and 12.31.2019.

07 – Attendance of Effective and Alternates members in the Boards and Committees Meetings of the Company Boards and Committees

STATUTORY AUDIT COMMITTEE

Name	Attendance (%)
Flavia Maria Bittencourt	100%

CONTROL AND RISKS COMMITTEE

Name	Attendance (%)
Carlo Filangieri	N/A*
Sabrina di Bartolomeo	N/A*

*O(A) candidato(a) não era membro do Comitê de Controle e Riscos no período entre 01.01.2019 e 31.12.2019.

08 – Compensation Proposal for the Company's Administrators and Fiscal Council members for the year of 2020

COMPENSATION PROPOSAL OF THE MANAGEMENT AND FISCAL COUNCIL

As the proposal submitted to the Compensation Committee and the Board of Directors of TIM Participações S.A. ("Company"), at its meeting held on March 5, 2020, will be proposed to the General Meeting the following compensation:

1) Board of Directors:

Proposal for a total annual compensation of R$ 4,860,000.00 (four million, eight hundred and sixty thousand Reais).

2) Fiscal Council:

Proposal for a total annual compensation of R$ 546,000.00 (five hundred and forty-six thousand Reais).

3) Statutory Officers:

Proposal for a total annual compensation of R$ 37.913.000,00 (thirty-seven million, nine hundred and thirteen thousand Reais), and of this total the amount paid in cash is divided into: 53,5% (fifty-three point five percent) corresponding to the fixed compensation and 46.5% (forty-six point five percent) to variable compensation.

4) Committees

Proposal for a total annual compensation of R$ 1,944,000.00 (one million, nine hundred and forty-four thousand Reais).

09 – Item 13 from the Reference Form

13.1. Describe the policy or practice of compensation of the Board of Directors, Statutory and Non-Statutory Executive Board, Audit Committee, Statutory Committees and Audit, Risk, Financial and Compensation Committees, addressing the following aspects:

a. objectives of the remuneration policy or practice, informing whether the remuneration policy has been formally approved, the body responsible for its approval, the date of approval and, if the issuer discloses the policy, locations on the world wide web where the document can be consulted.

TIM Participações have practices (Long Term Incentive Plan, MBO, and Directors' Remuneration, together called Remuneration Practices) approved by the Board of Directors annually, after having been examined and recommended by the Remuneration Committee.

The Compensation Practices of the Company are aimed at the individual valuation of each resource, with special attention to the functions that play roles relevant to the Company's business. This contribution is assessed by an objective analysis of positions and subjective potential and high performance.

The organizational assessment of positions is done through an internal system that classifies positions in "ranges" based on the Hay methodology (system with which to assess the key positions of the organization) to:

- Facilitate comparison with the external market
- Management support and resources development

In comparisons with the foreign market, we use market *benchmarks*: remuneration surveys, using market information, being conducted by large specialized consultants.

Always seeking to be in alignment with the Company's short-, medium- and long-term interest and based on the financial results as a benchmark for setting the variable remuneration limits, it remains ensured equity between results and bonus of the Company's executives.

In addition, three different Long-Term Incentive Plans ("Long-Term Incentive Plan") of the Company were approved by the Shareholders' Meeting dated August 5, 2011, April 10, 2014 and April 19, 2018: (i) align the interests of senior management with those of shareholders; (ii) implement an integrated incentive system in order to balance the time horizon and nature of the objectives; and, (iii) increase the competitiveness of the senior management compensation package.
The Plan approved in 2011 covered the 2011-2013 years, the Plan approved in 2014 covered the 2014-2016 years and the Plan approved in 2018 covered the 2018-2020 years.

In 2017, the Company started a process of restructuring its long-term incentive plan. Accordingly, as approved by the Board of Directors, and exceptionally for that year, the long-term incentive plan was implemented in the form of a bonus grant, the payment of which is conditioned to the minimum achievement of the financial indicator of cash generation of TIM and divided into three payment installments.

Administrators - members of the Board of Directors, Supervisory Board members, Directors - are paid by the Company to which they are linked.

In the organizational structure and in accordance with the Internal Rules of the Board of Directors, there is a specific committee to address the issue of remuneration of the Company's senior management, which is the Compensation Committee, which is composed of 3 permanent members of the Board of Directors. This Committee has permanent and main responsibilities, as follows:

a) prepare for the Board of Directors the proposed apportionment of the annual global amount of remuneration fixed by the General Meeting among the Company's Directors;

b) submit a proposal to the Board for the remuneration of Officers in order to ensure their alignment with the goal of creating value to our shareholders over time;

c) periodically evaluating the criteria for the remuneration of Officers and the Company's senior management, and, after being heard the President, make recommendations to the Board;

d) monitor the implementation of decisions taken by the competent agencies and the Company's policies on the remuneration of senior management.

e) analyze other matters related to the remuneration of the Company's members, as delegated by the Board.

Even in accordance with the Internal Rules, the Committee shall report to the Board of Directors its monitoring activity and evaluation and also in relation to items (a) and (b) above, the Committee shall report to the Board before the meeting of the Board of Directors, which is held after the Annual Meeting.

In addition to the powers provided for above, such Remuneration Committee may also assist the Board of Directors in relation to certain functions in the Long Term Incentive Plan.

Board of Directors:

The practice of compensation includes the payment of fixed monthly fees and fees for participation in committees.

The members of the Board of Directors do not have separate remuneration for exercising this position, except for the Chairman of the Board. It should also be noted that the Board of Directors may have their total compensation in the Company differentiated according to their participation or not in advisory committees, which have specific compensation.

Finance Committee:

The practice of compensation includes the payment of fixed monthly fees.

Statutory Board:

The practice of remuneration includes the payment of fixed monthly fees / wages, direct and indirect benefits, in addition to short and long term variable remuneration.

Non-Statutory Board:

The practice of remuneration includes the payment of wages, direct and indirect benefits, in addition to variable compensation in the short and long term.

b. composition of remuneration, indicating:

i. description of elements of remuneration and objectives of each one of them

The Board's Compensation is composed of 3 elements, with varying degrees of relevance, due to market practices, the company's positioning and the objectives for the position, as follows:

1) Fixed Remuneration:

It aims to enhance the strategic role (size and potential of the position) and also the individual's performance, taking as a reference the values practiced in the market.

2) Variable salary:

Aims to reward executives for achieving the expected results. The variable remuneration, in turn, is divided into two groups, as follows:

2.1) MBO

The MBO - *Management By Objectives* - is the short-term variable remuneration program, linked to strategic indicators for the *business* of the Company, containing goals and objectives, both corporate and functional:

- **Corporate/Strategic Objectives:** macro objectives of the Company, generally financial, with high visibility to the market and/or strategic relevance, which depend on the collective efforts of all the Company's employees to achieve them.

- **Multifunctional/Functional Objectives:** objectives of each Board of Directors, shared with others or not, whose results depend heavily on teamwork. They must contribute directly to the achievement of corporate objectives.

2.2) Bonus (*una tantum*)

The Bonus is based on the appreciation of individual performance, which justifies the recognition of the company especially in relation to tactical initiatives and specific and relevant projects.

2.3) Retention Bonus

The company, in order to guarantee the retention of key executives, can institute, with the objective of guaranteeing the continuity of the business and compliance with the strategic plan, a retention plan that links the permanence of the eligible to a reward calculated based on an amount of annual salaries, proportional to the retention time.

2.4) Long-Term Incentive Plan:

From 2011 to 2016 and from 2018 to 2020, the Company instituted a share-based compensation plan for senior managers and those employees who hold key positions in the Company. This plan created a long-term incentive mechanism, with the objective of: (i) aligning the interests of senior management with the interests of shareholders; (ii) implementing an integrated incentive system, in order to balance the time horizon and the nature of the objectives; and (iii) increase the competitiveness of the senior management compensation package.

Moreover, we must inform you that the Company has Disclosure Policy and Securities Trading, in accordance with CVM Instruction No. 358/02, which is given knowledge to each new member elected by the senior management of the Company by signing the Adhesion Contract, which is filed at the Company's headquarters.

The Long Term Incentive Plan establishes general terms and conditions for the issuance of shares or options related to the purchase of shares of the Company, by senior managers and those employees who hold key positions in the Company, as approved by the Board of Directors based on the proposal of the President and the HR director.

Specifically for the year 2017, due to the fact that the Company started the process of restructuring its long-term incentive plan, exceptionally and duly approved by the Board of Directors, the long-term plan occurred as a bonus, with the payment conditional upon reaching certain TIM financial indicators and divided into three annual installments.

3) Direct and indirect benefits:

It aims to increase the value perceived by executives, aiming to attract them and retain them in the company.

ii. in relation to the last 3 fiscal years, what is the proportion of each element in the total remuneration methodology of calculation and adjustment of each of the elements of the remuneration.

2019 Exercise Carried Out	Board of Directors	Audit Committee	Statutory Board	Non-Statutory Board
Number of permanent members	4.3	3.0	6.4	0%
% Fixed Remuneration	100%	100%	46%	0%
% Variable Remuneration	0%	0%	33%	0%
% Remuneration in Purchase Options	0%	0%	21%	0%

2018 Exercise Carried Out	Board of Directors	Audit Committee	Statutory Board	Non-Statutory Board
Number of permanent members	4.3	3.0	6.7	0
% Fixed Remuneration	100%	100%	34%	0%
% Variable Remuneration	0%	0%	43%	0%
% Remuneration in Purchase Options	0%	0%	24%	0%

2017 Exercise Carried Out	Board of Directors	Audit Committee	Statutory Board	Non-Statutory Board
Number of permanent members	4.6	3.0	7.7	0
% Fixed Remuneration	100%	100%	38%	0%
% Variable Remuneration	0%	0%	25%	0%
% Remuneration in Purchase Options	N/A	N/A	37%	0%

In addition to the members of the Board of Directors mentioned above, there are also 5.6 members who fully resigned their remuneration during the 2019 financial year.

iii. method of calculation and adjustment of each remuneration element

The remuneration structure aims to monitor market practices mainly from specific telecommunications market and is updated annually in line with the movements of the market and the Company's strategic planning.

According to the introduction, the organizational evaluation of remunerated positions and values is done through an internal system that classifies positions in "ranges" based on the Hay methodology (system that evaluates the main positions of the organization).

Through this methodology, we facilitate the comparison of TIM position in the foreign market, in addition to supporting the management and development of human resources.

The Board's remuneration consists of the following elements, with varying degrees of importance, because of the impacts they may cause to the Company's results, as follows:

1) Fixed Remuneration

1.1) Base Salary or Pro Labore: The fixed remuneration consists of the payment of 12 installments per year, plus the 13th salary for Statutory and Non-Statutory Directors that are governed by CLT.

The calculation and adjustment methodology of each of the fixed compensation component must be consistent with the important function within the organizational structure, based on further market parameters as mentioned above.

1.2)Participation in Specialized Committees: the Company has Specialized Committees, which report to the Board of Directors, namely: Compensation Committee, Risk and Control Committee and Statutory Audit Committee. A fixed monthly remuneration is provided for members participating in committees.

2) Variable Remuneration

2.1) MBO

The key performance indicators that are taken into account in determining the compensation elements are the financial, economic and functional indicators, reviewed and validated annually.

The variable remuneration of the Board is directly linked to the evolution of the performance indicators of interest to issuers. Thus, we link and align the interests of directors to the Company's results.

Each objective is assigned a weight and three target levels, which correspond to 3 payment levels (50%, 100%, and 150%). All objectives are paid individually, and eligibility triggers can be applied.

Objectives with less than the minimum target of 50% do not generate payment and those with greater than the maximum target have their payment limited to 150%.

For each participant, a value is defined *target* based on a salary multiple and its readjustment considers the importance of the occupant's function within the organizational structure, based on the market parameters of the Total *Compensation* , identified in specialized market research.

2.2) Bonus (*una tantum*)

Enhancement of individual performance, justifying the recognition of the company especially with respect to tactical initiatives and specific and relevant projects.

The application of this instrument is linked to a salary multiple, the payment amount of which may vary according to the strategic role, the individual's performance in view of the relevance of a specific project / initiative and / or financial / qualitative return for the company, in line with the Practices of Market remuneration.

2.3) Retention Bonus

The company, in order to guarantee the retention of key executives, can institute, with the objective of guaranteeing the continuity of the business and compliance with the strategic plan, a retention plan that links the permanence of the eligible to a reward calculated based on an amount of annual salaries, proportional to the retention time.

2.4) Long-Term Incentive Plan:

2011-2013 Plan: The condition for exercise considered the valuation of the TIM share in relation to the base tax year amount (*Performance* Absolute) and compared to a benchmark index composed of Telecom and Media Technology companies listed on B3 (Relative Performance).

The base tax year amount was fixed and defined by the board of directors for each grant.

The number of options granted annually was determined in accordance with:

- The annual target compensation defined for each participant is based on a salary multiple whose adjustment takes into account the importance of the occupant's role within the organizational structure, based on the market parameters of Total Compensation, identified in specialized market surveys; and
- The expectation of stock appreciation in the 3-year period (absolute performance), neutralizing the effect of inflation in the period.

2014-2016 Plan: The condition for exercise considered the valuation of the TIM share and was readjusted, in each exercise period, according to the TIM positioning in relation to the benchmark panel according to a TSR ranking (Total *Shareholder Return*), which measured stock performance during each vesting period.

The base tax year amount was fixed and defined by the board of directors for each grant.

The number of options granted annually was determined in accordance with:

- The annual target compensation rate defined for each participant was based on a salary multiple whose adjustment considered the importance of the occupant's function within the organizational structure, based on the market parameters of the Total *Compensation,* identified in specialized market research; and
- The *fair value* (fair value of the option) based on a financial option valuation model.

2017 Bonus: The bonus amount considered the performance of the Net Financial Position indicator. Payment was predicted in 3 installments, linked to performance conditions. The target compensation defined for each participant was based on a salary multiple that considered the importance of the occupant's function within the organizational structure, based on the market parameters of the Total *Compensation,* identified in specialized market research.

2018-2020 Plan: The new plan considers the granting of shares, according to the achievement of a set of performance measures and according to the fulfillment of a defined period of time.

The base price of the share considers the average price of the share, weighted by the financial volume, during a period defined by the Board.

The number of shares granted is calculated according to the market price, dividing the target reward by the base share price. Performance conditions may also vary the number of shares granted, more or less, depending on the criteria defined in each Grant.

The award *target* annual rate defined for each participant is based on a salary multiple whose adjustment considers the importance of the occupant's function within the organizational structure, based on the market parameters of the Total *Compensation* , identified in specialized market research.

3) <u>Direct and indirect benefits</u>:

3.1) Private Pension Plan

The company has a Private Pension Plan with Banco Itaú, which guarantees to senior management of the Company the same conditions as for the other participants. For nominal salaries of up to R $ 2,620.00 reais the Company contributes with 1% of this value. If the person receives a nominal salary greater than R $ 2,620.00, the contribution will be as follows: 1% of R $ 2,620.00 plus 6.6% referring to the difference between R $ 2,620.00 and the nominal wage. For this contribution, the employee must contribute at least with the same value. It is also possible make the value of contributions more flexible through the Flexible Benefits program.

As for the possibility of early redemption, this can occur in the following cases:

In cases of disability or death, the beneficiary or their dependents will receive in cash 100% of the accumulated fund.

At any time the participant can redeem their part of the contribution, being penalized by the withdrawal of the Company's contribution of part thereof in equal proportion.

At the end of the link with the company, the participant can access the company part, up to the limit of 100%, according to the vesting rule, which considers the proportional release, based on the contribution time.

It should be noted that the Company's Private Pension Plan does not reach the members of the Board of Directors and members of the Audit Committee.

3.2) Benefits Package

The Company has a comprehensive benefits package for senior management, where TIM offers, according to the eligibility criteria: banking benefits, agreements, extended maternity leave, extended paternity leave, extended marriage license, day-off based on the time the person works in the company, health insurance, pharmacy-assistance, dental plan, supplemental social security, life insurance, child-nutrition assistance, daycare assistance, assistance for children classified as PCD, and meal voucher, education reimbursement and quality of life And the package evolves according to market practices and collective agreement.

The benefit pact for each member of senior management considers the importance of the occupant's function within the organizational structure, based on the market parameters of the Total *Compensation,* identified in specialized market research.

iv. reasons that justify the composition of remuneration

The composition of the compensation takes into account the importance of the occupant's function within the organizational structure, based on the market parameters of Total Compensation, identified in specialized market surveys. The elements Fixed Compensation, Variable Compensation and Benefits are weighted by the organizational evaluation of the positions, through an internal system that classifies the positions into "bands" based on the Hay methodology (system with which the main positions of the organization are evaluated). The Company's short-, medium- and long-term compensation components are based on the financial results, which act as a parameter for defining the limits of the variable compensation and the stock plan, maintaining equity between results and bonuses for the Company's executives.

v. existence of members not remunerated by the issuer and the reason for this

The Company has 5.6 members of the Board of Directors who are not remunerated, as they expressly waived the amount of remuneration, according to the minutes of the Board of Directors that occurred on April 19, 2017 and November 29th, 2017.

c. key performance indicators taken into consideration in determining each compensation element

Fixed Compensation - Market and location practices are the factors considered in determining value, in addition to the individual's performance.

Variable salary:

i. **MBO** - The Company's main corporate economic/financial indicators are associated with this remuneration instrument, such as EBITDA and Net Service Revenue. Through this instrument, we seek to achieve / exceed goals and objectives of the organization.

ii. **Bonus (*una tantum*)** - Valuing individual performance that justifies recognition of the company. The application of this instrument is not necessarily linked to quantitative and pre-defined objectives.

iii. Retention - Time spent in the company or another company belonging to the group.

iv. **Long-Term Incentive Plan:**

2011-2013 Plan: Measurements were made based on cumulative performance periods and assessing the relative and absolute performance of the stock. In case of failure to achieve the objectives in a given year, the options could be exercised in later periods, provided that the minimum accumulated conditions are met.
2014-2016 Plan: The options had no impediment to exercise, and the tax year amount varied according to the comparative performance of TIM's share value in relation to the market.
Bonuses 2017: Considered the evolution of the financial indicator of cash generation - Net Financial Position.
2018-2020 Plan: Actions are granted according to the achievement of a set of performance measures and according to the fulfillment of a defined period of time.

d. how compensation is structured to reflect the evolution of performance indicators

Through the fixed remuneration instruments, in which we link performance measures (performance) for the concession of salary increase and bonuses, as well as through the variable remuneration

instruments, in which we link the Company’s economic and performance objectives to the goals established in the organization.

e. how the policy or practice of compensation is aligned with the issuer's interests in short, medium and long term

We link our programs to economic and financial indicators, based on the commitment assumed in the Industrial Plan disclosed to the market, which we reward based on the results achieved.

Through the targets defined for variable compensation programs, we encourage short-term, medium and long-term commitments, maintaining the strict alignment of the interests of the Company's management with those of its shareholders.

f. existence of compensation supported by subsidiaries, controlled companies, direct or indirect controlling companies

The Company’s executives, as a result of the activities performed for the Company and its Subsidiaries, have their compensation fully supported by their Subsidiary TIM SA, with the exception of 0.3 Statutory Director whose remuneration is supported by TIM Participações, during the year 2019. For members of the Board of Directors and Audit Committee, when paid, this remuneration is fully supported by the Company.

Total compensation of Fiscal Year on 12/31/2020 - Budgeted

Statutory Board	TIM Participações S.A.	TIM S.A.	Total
No. of members	-	7.00	7.00
Fixed annual Remuneration	-	**18,518,000.00**	**18,518,000.00**
Salary or management fees	-	9,860,000.00	9,860,000.00
Direct and indirect benefits	-	2,491,000.00	2,491,000.00
Investments in committees	-	0.00	0.00
Other (INSS)	-	6,167,000.00	6,167,000.00
Description of other fixed Remuneration	-	0.00	0.00
Variable Remuneration	-	**14,955,000.00**	**14,955,000.00**
Bonus	-	0.00	0.00
Profit sharing	-	10,329,000.00	10,329,000.00
Attending meetings	-	0.00	0.00
Commissions	-	0.00	0.00
Other	-	4,626,000.00	4,626,000.00
Description of other variable Remuneration	-	Retention	-
Post-employment	-	**0.00**	**0.00**
Stock-based	-	**10,607,000.00**	**10,607,000.00**
Note	-		
Total Remuneration with INSS	-	**44,080,000.00**	**44,080,000.00**

Total compensation of Fiscal Year on 12/31/2019 - Completed

Statutory Board	Total	TIM S.A.	TIM Participações S.A.
No. of members	0.25	6.17	6.42
Fixed annual Remuneration	**874,986.00**	**10,942,948.88**	**11,817,934.88**
Salary or management fees	624,990.00	7,790,489.88	8,415,479.88
Direct and indirect benefits	124,998.00	1,664,208.38	1,789,206.38
Investments in committees	0.00	0.00	0.00
Other (INSS)	124,998.00	1,488,250.62	1,613,248.62
Description of other fixed Remuneration	INSS on salary or pro-labore	INSS on salary or pro-labore	-
Variable Remuneration	**539,366.37**	**9,623,154.53**	**10,162,520.90**
Bonus	0,00	5,595,260.35	5,595,260.35
Profit sharing	**539,366.37**	3,127,894.18	3,667,260.55
Attending meetings	0.00	0.00	0.00
Commissions	0.00	0.00	0.00
Other	0.00	900,000.00	900,000.00
Description of other variable Remuneration	0.00	Retention	-
Post-employment	0.00	0.00	0.00
Stock-based	**5,048,667.72**	**329,861.11**	**5,378,528.83**
Note	-	-	-
Total Remuneration with INSS	**6,463,020.09**	**20,895,964.52**	**27,358,984.61**

Statutory Board	Budgeted	Carried out in 2019
No. of members	**6.0**	**6.4**
Amounts in Brazilian Reais		
Total Annual Remuneration (ex- INSS)	**32,191,320.00**	**27,358,984.61**

2019 Exercise Carried Out	Statutory Board
No. of members	6.4
Amounts in Brazilian Reais	
Fixed Annual Remuneration	**11,817,934.88**
Salary or management fees	8,415,479.88
Direct and Indirect Benefits	1,789,206.38
Participation in Committees	-
Other (INSS)	1,613,248.62
Variable Remuneration	**10,162,520.90**
Bonus	5,595,260.35
Profit sharing	3,667,260.55
Attending meetings	-
Commissions	-
Other	900,000.00
Post-employment benefits	-
Benefits for termination of tenure	-
Stock-based Remuneration	**5,378,528.83**

Budget 2020 Budget	Statutory Board
No. of members	7.0
Amounts in Brazilian Reais	
Fixed Annual Remuneration	**18,518,000.00**
Salary or management fees	9,860,000.00
Direct and Indirect Benefits	2,491,000.00
Participation in Committees	-
Other (INSS)	6,167,000.00
Variable Remuneration	**14,955,000.00**
Bonus	-
Profit sharing	10,329,000.00
Attending meetings	-
Commissions	-
Other	4,626,000.00
Post-employment benefits	-
Benefits for termination of tenure	-
Stock-based Remuneration	**10,607,000.00**

Board of Directors	Budgeted	Carried out in 2019
No. of members	**10**	**4.3**
Amounts in Brazilian Reais		
Total Annual Remuneration (ex-INSS)	**6,804,000.00**	**3,062,666.67**

2019 Exercise Carried Out	Board of Directors
No. of members	**4.3**
Amounts in Brazilian Reais	
Fixed Annual Remuneration	**3,725,399.57**
Salary or management fees	2,266,666.67
Direct and Indirect Benefits	-
Participation in Committees	796,000.00
Other (INSS)	662,732.90
Variable Remuneration	-
Bonus	-
Profit sharing	-
Attending meetings	-
Commissions	-
Other	-
Post-employment benefits	-
Benefits for termination of tenure	-
Stock-based Remuneration	-

Budget 2020 Budget	Board of Directors
No. of members	**10.0**
Amounts in Brazilian Reais	
Fixed Annual Remuneration	**8,164,800.00**
Salary or management fees	4,860,000.00
Direct and Indirect Benefits	-
Participation in Committees	1,944,000.00
Other (INSS)	1,360,800.00
Variable Remuneration	-
Bonus	-
Profit sharing	-
Attending meetings	-
Commissions	-
Other	-
Post-employment benefits	-
Benefits for termination of tenure	-
Stock-based Remuneration	-

In addition to the members of the Board of Directors mentioned above, there is also an amount equivalent to 5.6 members who fully renounced their remuneration during the 2019 financial year.

Audit Committee	Budgeted	Carried out in 2019
No. of members	**3.0**	**3.0**
Amounts in Brazilian Reais		
Total Annual Remuneration (ex-INSS)	504,000.00	504,000.00

2019 Exercise Carried Out	Audit Committee
No. of members	**3.0**
Amounts in Brazilian Reais	-
Fixed Annual Remuneration	**604,800.00**
Salary or management fees	504,000.00
Direct and Indirect Benefits	-
Participation in Committees	-
Other (INSS)	100,800.00
Variable Remuneration	-
Bonus	-
Profit sharing	-
Attending meetings	-
Commissions	-
Other	-
Post-employment benefits	-
Benefits for termination of tenure	-
Stock-based Remuneration	-

Budget 2020 Budget	Audit Committee
No. of members	**3.0**
Amounts in Brazilian Reais	-
Fixed Annual Remuneration	**655,200.00**
Salary or management fees	546,000.00
Direct and Indirect Benefits	
Participation in Committees	
Other (INSS)	109,200.00
Variable Remuneration	-
Bonus	-
Profit sharing	-
Attending meetings	-
Commissions	-
Other	-
Post-employment benefits	-
Benefits for termination of tenure	-
Stock-based Remuneration	-

* The number of members indicated above, corresponds to the annual average of members of each agency calculated monthly for each fiscal year.

g. existence of any compensation or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the issuer

The Company does not provide compensation or benefit linked to the occurrence of corporate event. However, for the Long-Term Incentive Program based on shares, however, the shares are expected to be converted into cash, should the Company's control change.

h. Practices and procedures adopted by the board of directors to define the individual remuneration of the board of directors and the executive board, indicating:

i. the issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The Board of Directors and the Compensation Committee participate in the decision-making process, as already indicated in item 13.1 "a".

ii. criteria and methodology used for setting individual remuneration, indicating whether studies are used to verify market practices, and, if so, the comparison criteria and the scope of these studies

The methodology provides for analysis of the remuneration practiced by the market (be it fixed, variable, shares, benefits, remuneration for participation in committees, etc.), considering reference companies and surveys provided by companies specialized in remuneration (Korn Ferry Hay Group, Willis Towers Watson, etc). The comparisons take into account the different statistics available (median, average, 3rd quartile, etc.).

iii. how often and how the board of directors assesses the adequacy of the issuer's remuneration policy

TIM Participações have Practices (Long Term Incentive Plan, MBO, Management Compensation) approved by the Board of Directors annually, after being examined and recommended by the Compensation Committee.

13.2 - In relation to the remuneration recognized in the result of the last 3 fiscal years and that foreseen for the current fiscal year for the board of directors, statutory management and audit committee:

*The number of members indicated above corresponds to the annual average of members of each body calculated monthly for each financial year.

Total compensation of Fiscal Year on 12/31/2020 - Budgeted

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	10.0	7.0	3.0	**20.00**
Number of paid members	10.0	7.0	3.0	**20.00**
Fixed annual Remuneration	**8,164,800.00**	**18,518,000.00**	**655,200.00**	**27,338,000.00**
Salary or management fees	4,860,000.00	9,860,000.00	546,000.00	**15,266,000.00**
Direct and indirect benefits	-	2,491,000.00	-	**2,491,000.00**
Investments in committees	1,944,000.00	-	-	**1,944,000.00**
Other (INSS)	1,360,800.00	6,167,000.00	109,200.00	**7,637,000.00**
Description of other fixed Remuneration	Fixed Remuneration – Others refers to the payments made to the INSS.	Fixed Remuneration – Others refers to the payments made to the INSS.	Fixed Remuneration – Others refers to the payments made to the INSS.	
Variable Remuneration	**0.00**	**14,955,000.00**	**0.00**	**14,955,000.00**
Bonus	-	-	-	**0.00**
Profit sharing	-	10,329,000.00	-	**10,329,000.00**
Attending meetings	-	-	-	**0.00**
Commissions	-	-	-	**0.00**
Other	-	4,626,000.00	-	**4,626,000.00**
Description of other variable Remuneration	-	Retention	-	
Position interruption	-	-	-	**0.00**
Post-employment	-	-	-	**0.00**
Stock-based	-	**10,607,000.00**	-	**10,607,000.00**
Note	-	-	-	-
Total Remuneration with INSS	**8,164,800.00**	**44,080,000.00**	**655,200.00**	**52,900,000.00**

Total compensation of Fiscal Year on 12/31/2019 - Annual Amounts

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	9.9	6.4	3.0	**19.3**
Number of paid members	4.3	6.4	3.0	**13.7**
Fixed annual Remuneration	**3,725,399.57**	**1,817,934.88**	**604,800.00**	**16,148,134.45**
Salary or management fees	2,266,666.67	8,415,479.88	504,000.00	**11,186,146.55**
Direct and indirect benefits	**0.00**	1,789,206.38	**0.00**	**1,789,206.38**
Investments in committees	796,000.00	**0.00**	**0.00**	**796,000.00**
Other (INSS)	662,732.90	1,613,248.62	100,800.00	**2,376,781.52**
Description of other fixed Remuneration	Fixed Remuneration – Others refers to the payments made to the INSS.	Fixed Remuneration – Others refers to the payments made to the INSS.	Fixed Remuneration – Others refers to the payments made to the INSS.	-
Variable Remuneration	**0.00**	**10,162,520.90**	**0.00**	**10,162,520.90**
Bonus	**0.00**	5,595,260.35	**0.00**	5,595,260.35
Profit sharing	**0.00**	3,667,260.55	**0.00**	3,667,260.55
Attending meetings	**0.00**	0.00	**0.00**	0.00
Commissions	**0.00**	0.00	**0.00**	0.00
Other	**0.00**	900,000.00	**0.00**	900,000.00
Description of other variable Remuneration	-	Retention	-	-
Position interruption	**0.00**	**0.00**	**0.00**	**0.00**
Post-employment	**0.00**	**0.00**	**0.00**	**0.00**
Stock-based	**0.00**	**5,378,528.83**	**0.00**	**5,378,528.83**
Note	-	-	-	-
Total Remuneration with INSS	**3,725,399.57**	**27,358,984.61**	**604,800.00**	**31,689,184.18**

Total compensation of Fiscal Year on 12/31/2018 - Annual Amounts

No. of members	Board of Directors	Statutory Board	Audit Committee	Total
Number of paid members	10.0	7.0	3.0	20.0
Fixed annual Remuneration	4.3	6.7	3.0	13.9
Salary or management fees	**2,890,405.34**	**12,929,252.56**	**634,368.00**	**16,454,025.90**
Direct and indirect benefits	1,544,066.67	9,673,656.14	495,600.00	11,713,322.81
Investments in committees	-	1,618,985.60	-	1,618,985.60
Other (INSS)	914,000.00	-	-	914,000.00
Description of other fixed Remuneration	432,338.67	1,636,610.82	138,768.00	2,207,717.49
Variable Remuneration	-	-	-	-
Bonus	-	**13,155,849.63**	-	**13,155,849.63**
Profit sharing	-	13,155,849.63	-	13,155,849.63
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable Remuneration	-	-	-	-
Position interruption	-	-	-	-
Post-employment	-	-	-	-
Stock-based	-		-	-
Note	-	**10,230,451.19**	-	**10,230,451.19**
Total Remuneration without INSS	-	-	-	-
Total Remuneration with INSS	**2,458,066.67**	**34,678,942.56**	**495,600.00**	**37,632,609.23**
No. of members	**2,890,405.34**	**36,315,553.38**	**634,368.00**	**39,840,326.72**

Total compensation of Fiscal Year on 12/31/2017 - Annual Amounts

	Board of Directors	Statutory Board	Audit Committee	Total
No. of members	10.00	8.00	3.00	21.00
Number of paid members	4.55	7.70	2.97	15.22
Fixed annual Remuneration	**1,459,733.33**	**10,229,349.72**	**495,133.33**	**12,184,216.38**
Salary or management fees	1,213,733.33	9,553,259.09	495,133.33	11,262,125.75
Direct and indirect benefits	-	676,090.63	-	676,090.63
Investments in committees	547,000.00	-	-	547,000.00
Other (INSS)	340,360.00	1,335,519.44	99,026.67	1,774,906.11
Description of other fixed Remuneration	-	-	-	-
Variable Remuneration	-	**6,703,447.04**	-	**6,703,447.04**
Bonus	-	6,703,447.04	-	6,703,447.04
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	-	-
Description of other variable Remuneration	-	-	-	-
Position interruption	-	-	-	-
Post-employment	-	-	-	-
Stock-based	-	**9,854,202.37**	-	**9,854,202.37**
Note	-	-	-	-
Total Remuneration without INSS	**1,760,733.33**	**26,786,999.13**	**495,133.33**	**29,042,865.79**
Total Remuneration with INSS	**2,101,093.33**	**28,122,518.56**	**594,160.00**	**30,817,771.89**

* The number of members indicated above, corresponds to the annual average of members of each agency calculated monthly for each fiscal year.

13.3. In relation to the variable remuneration of the last 3 fiscal years and that expected for the current fiscal year of the Board of Directors, the Statutory Executive Board and the Fiscal Council:

The amounts referring to the MBO and Bonus (una tantum) programs of the Statutory Board of Directors are directly related to the controlled companies of which its members are part.

Budget 2020 Budget	Board of Directors	Audit Committee	Statutory Board	Total
No. of members	10.0	3.0	7.0	20.0
Number of paid members	10.0	3.0	7.0	20.0
Amounts in Brazilian Reais				
MBO				0,00
Minimum amount estimated by Remuneration plan	-	-	-	0,0
Target amount estimated by Remuneration plan	-	-	7,945,384.62	7,945,384.62
Maximum amount estimated by Remuneration plan	-	-	11,918,076.92	11,918,076.92
Bonus *(one tantum)*				
Minimum amount estimated by Remuneration plan	n/a	n/a	n/a	0,00
Target amount estimated by Remuneration plan	n/a	n/a	n/a	0,00
Maximum amount estimated by Remuneration plan	n/a	n/a	n/a	0,00

The figures for the MBO of the Statutory Board are directly related to the parent companies of which their members belong.

2019 Exercise Carried Out	Board of Directors	Audit Committee	Statutory Board	Total
No. of members	9.9	3.0	6.4	19.3
Number of paid members	4.3	3.0	6.4	13.7
Amounts in Brazilian Reais				
MBO				
Minimum amount estimated by Remuneration plan	n/a	n/a	0.00	n/a
Target amount estimated by Remuneration plan	n/a	n/a	6,190,583.00	6,190,583.00
Maximum amount estimated by Remuneration plan	n/a	n/a	9,285,874.50	9,285,874.50
Amount effectively recognized in the fiscal year result	n/a	n/a	3,667,260.55	3,667,260.55
.				
Bonus *(one tantum)*				
Minimum amount estimated by Remuneration plan	n/a	n/a	n/a	0,00
Target amount estimated by Remuneration plan	n/a	n/a	n/a	0,00
Maximum amount estimated by Remuneration plan	n/a	n/a	n/a	0,00
Amount effectively recognized in the fiscal year result	n/a	n/a	5,595,260.35	5,595,260.35
Participation in meetings and committees				
Minimum amount estimated by Remuneration plan	n/a	n/a	n/a	0,00
Target amount estimated by Remuneration plan	n/a	n/a	n/a	0,00
Maximum amount estimated by Remuneration plan	n/a	n/a	n/a	0,00
Amount effectively recognized in the fiscal year result	796,000.00	n/a	n/a	796,000.00

The amounts referring to the MBO and Bonus (una tantum) programs of the Statutory Board of Directors are directly related to the controlled companies of which its members are part.

In addition to the members of the aforementioned Board of Directors, there is also an amount equivalent to 5.6 members who fully waived their remuneration during fiscal year 2019.

2018 Exercise Carried Out	Board of Directors	Audit Committee	Statutory Board	Total
No. of members	**10.0**	**3.0**	**7.0**	**20.0**
Number of paid members	**4.3**	**3.0**	**6.7**	**13.9**
Amounts in Brazilian Reais				
MBO				
Minimum amount estimated by Remuneration plan	N/A	N/A	0	0
Target amount estimated by Remuneration plan	N/A	N/A	6,436,089.48	6,436,089.48
Maximum amount estimated by Remuneration plan	N/A	N/A	9,010,525.28	9,010,525.28
Amount effectively recognized in the fiscal year result	N/A	N/A	8,847,357.81	8,847,357.81
.				
Bonus *(one tantum)*				
Minimum amount estimated by Remuneration plan	N/A	N/A	N/A	0
Target amount estimated by Remuneration plan	N/A	N/A	N/A	0
Maximum amount estimated by Remuneration plan	N/A	N/A	N/A	0
Amount effectively recognized in the fiscal year result	N/A	N/A	4,308,491.82	4,308,491.82
Participation in meetings and committees				
Minimum amount estimated by Remuneration plan	N/A	N/A	N/A	0
Target amount estimated by Remuneration plan	N/A	N/A	N/A	0
Maximum amount estimated by Remuneration plan	N/A	N/A	N/A	0
Amount effectively recognized in the fiscal year result	914,000.00	N/A	N/A	914,000.00

The figures for the MBO and bonus (una tantum) programs of the Statutory Board are directly related to the parent companies of which their members belong.

In addition to the members of the Board of Directors mentioned above, there are 5.7 members, who fully resigned from their remuneration during the fiscal year 2018.

2017 Exercise Carried Out	Board of Directors	Audit Committee	Statutory Board	Total
No. of members	**10**	**3**	**8**	**21**
Number of paid members	**4.55**	**2.97**	**7.7**	**15.22**
Amounts in Brazilian Reais				
MBO				
Minimum amount estimated by Remuneration plan	N/A	N/A	0	0
Target amount estimated by Remuneration plan	N/A	N/A	6,855,480.47	6,855,480.47
Maximum amount estimated by Remuneration plan	N/A	N/A	10,197,672.66	10,197,672.66
Amount effectively recognized in the fiscal year result	N/A	N/A	6,703,447.04	6,703,447.04
.				
Bonus *(one tantum)*				
Minimum amount estimated by Remuneration plan	N/A	N/A	N/A	0
Target amount estimated by Remuneration plan	N/A	N/A	N/A	0
Maximum amount estimated by Remuneration plan	N/A	N/A	N/A	0
Amount effectively recognized in the fiscal year result	N/A	N/A	N/A	0
Participation in meetings and committees				
Minimum amount estimated by Remuneration plan	N/A	N/A	N/A	0
Target amount estimated by Remuneration plan	N/A	N/A	N/A	0
Maximum amount estimated by Remuneration plan	N/A	N/A	N/A	0
Amount effectively recognized in the fiscal year result	547,000.00	N/A	N/A	547,000.00

The figures for the MBO and bonus (una tantum) programs of the Statutory Board are directly related to the parent companies of which their members belong.

In addition to the members of the Board of Directors mentioned above, there are 5,4 members, who fully resigned from their remuneration during the fiscal year 2017.

13.4. Regarding the compensation plan based on stocks of the Board of Directors and the Statuary Executive Board, in the last fiscal year and estimated for the current fiscal year, describe:

a. General Terms & Conditions

At the Extraordinary General Meeting held on August 5, 2011, the Long-Term Incentive Plan was approved, valid for the years 2011 to 2013, which consists of a stock option plan ("Plan"). Within the scope of the Plan, directors and employees of the Company and its subsidiaries ("Beneficiaries") Are eligible to receive call option or subscription of shares issued by us by entering into a call option agreement and / or subscription of shares ("Option Agreement"), Which must specify: (a) the number of shares subject to the option granting; (b) the conditions for acquiring the right to exercise the option; (c) the final term for exercising the option, observing the limit of 6 years from the date of its grant; and (d) the tax year amount definition criteria and payment conditions.

At the Extraordinary General Meeting held on April 10, 2014, a new Long-Term Incentive Plan was approved, valid for the years 2014 to 2016, which obeys the same characteristics mentioned above.

The Plans approved in 2011 and 2014, as they are valid for 6 years, remain with options that can be exercised in the last fiscal year and are forecast for the current fiscal year.

For 2017, the Company started a process of restructuring its long-term incentive plan. Accordingly, as approved by the Board of Directors, and exceptionally for that year, the long-term incentive plan was implemented in the form of a bonus grant, the payment of which is conditioned to the minimum achievement of the financial indicator of cash generation of TIM.

Continuing the informed restructuring process, the Company submitted to the competent corporate bodies the new format of the Long-Term Incentive Program for the years 2018-2020. The Plan, approved at the Extraordinary General Meeting held on April 19th, 2018, proposes to compensate participants with shares issued by the Company, subject to certain conditions of time and / or performance. Within the scope of the Plan, directors and employees of the Company and its subsidiaries ("Participants") Are eligible to receive shares issued by us by entering into a share granting agreement ("Share Granting Agreement"), Which must specify: (a) the number of Shares object of the grant; (b) the general and performance conditions and grace period for the acquisition of the right to receive the Shares; (d) the performance factors and how they can modify the volume of Shares for Performance granted and (e) the volume of Shares that will be subject to the Share Ownership Policy.

The Long Term Incentive plans based on shares are managed by our Board of Directors, with the support of the Compensation Committee, observing the terms of the Plan and the limits provided by law and in our Bylaws.

b. Main goals of the plan

The Plan is mainly aimed at: (i) align the interests of our managers with those of our shareholders (performance and value creation) and reinforce long-term commitment; (ii) compose an integrated incentive system in order to balance the time horizon (short vs. long term) and the nature of the objectives (industrial vs. stockholding); (iii) increase the competitiveness of our executives' compensation package; and (iv) be an important retention tool.

c. The way that the plan contributes to these goal

By enabling Beneficiaries to become our shareholders in different conditions, it is expected that they have strong incentives to engage effectively with the creation of value and exercise their functions in order to integrate the interests of shareholders, to the corporate purposes and our growth plans, thus maximizing our profits and generating a long-term relationship with these professionals to our company. The granting of stock options and / or subscription of shares also stimulates the Beneficiaries, through the commitment of their own resources, to seek immediate appreciation of shares, without, however, compromising the growth and future appreciation of the shares. It is also achieved, through this model, the sharing of risks and our gains, through the valuation of shares. In addition, the model adopted expects to be effective as a mechanism for retaining managers and employees, mainly due to the sharing of the appreciation of our shares and the condition of permanence of the employment relationship to access a certain number of options / shares.

d. How the plan fits into the issuer's compensation policy

The Plan is part of our compensation policy, which seeks, in addition to fair retribution and reflex of performance, adequately compensate the competence and responsibility of our executives who have distinguished themselves by contributing significantly to the Company's performance, or whose employment is of vital importance to the proper implementation of the Company's plans and strategies.

e. How the plan aligns the interests of management and the issuer in the short-, medium- and long-term

The options granted based on the Plan bring different mechanisms that allow the alignment of interests of managers in different time horizons. The possibility of our Board of Directors to determine the opportunity in which the Option Agreements may be settled causes the Beneficiaries to commit themselves to the constant appreciation of our actions in the short-, medium- and long-term.

f. Maximum number of shares covered

The options granted under the Plan, including those exercised or not, and excluding those canceled under the Plan may confer rights on a number of shares not to exceed 2% of the Company's shares during the term of the Plan, provided that the total number of Shares issued or issuable under the Plan is within the limit of the authorized capital of the Company.

g. Maximum number of options to be granted

The number of options to be granted will be determined by the Board of Directors, based on the proposal prepared by the Compensation Committee. Anyway, each Option Agreement will ensure to the Beneficiary the right to purchase and / or subscribe at least one share of our company so that the maximum number of options granted is directly linked to the limit described in item "f" above.

h. Conditions for acquisition of shares

The conditions for the acquisition of shares, as provided for in the Plan, will be provided for in the Option Agreement or the Share Granting Agreement to be entered into with each of the Beneficiaries / Participants. The Board of Directors may treat differently Beneficiaries who are in a similar situation and are not bound by any rule of equality or analogy, to extend to other Beneficiaries any condition or decision that it deems applicable only to one or more determined Beneficiaries.

i. Criteria for setting the purchase or tax year amount

The tax year amount of the options granted ("Tax year amount"), in the case of the 2011 to 2016 Plans, and the base price of the shares granted, in the case of the 2018 to 2020 Plan, established by the Board of Directors, have the recommendation of the Compensation Committee and the following variables according to the respective Plans:

1. **Plan 2011 - 2013**

(i) Measurement Date of the Base Price of the Share: date, to be set by the Board of Directors, prior to the granting of options under the Plan, for defining the Base Price per Share;

(ii) Base Price of the Share: may vary according to the grant, as follows:

1st Grant: average share price of our shares, weighted according to the daily financial volume of business carried out in the last 30 days on B3 immediately prior to the Measurement Date of the Base Price of the Share;

2nd Grant: average share price of our shares, weighted according to the daily financial volume of trades executed in B3 in the 2 months immediately preceding the Base Price Measurement Date of the Share;

3rd Grant: average share price of our shares, weighted according to the daily financial volume of trades executed in B3 in the last 30 days immediately prior to the Base Price Measurement Date of the Share;

(iii) Measurement Date: date to be fixed by the Board of Directors, prior to the initial term of the exercise of the options granted under the Plan (as stipulated in the respective Option Contracts), for the calculation of the performance indicators *Relative Performance*, *Performance* Absolute, Comparative Index of *Relative Performance* and other indicators necessary to determine the Tax year amount;

(iv) Similar Companies: companies in the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Comparative Index of *Relative Performance*:

1st Grant: average weighted by the capitalization in the stock market of the absolute performance of the shares issued by the Similar Companies and of the variation of indexes representing the portfolio of securities, chosen by the Board of Directors, verified between the Base Price Measurement Date of the Share and the Measurement Date. The performance of each component of the Relative Performance Comparative Index shall be defined according to the daily financial volume of business carried out in the 30 (thirty) days immediately prior to the Measurement Date of the Base Price for Exercise and in the 30 (thirty) days immediately prior to the Measurement Date. Should extraordinary events occur that may affect the normal course of business of the stocks and indices referred to in this item and that prevent the objective comparison of data, the Board of Directors may, at its sole discretion, replace them with the Ibovespa index;

2nd Grant: weighted average of the absolute performance of the shares issued by the Similar Companies and of the variation of indexes representing the portfolio of securities, chosen by the Board of Directors and according to pre-defined weights, verified between the Measurement Date of the Base Price of the Share and the Measurement Date. The performance of each component of the Comparative Relative Performance Index shall be defined according to the daily financial volume of business carried out in the 02 (two) months immediately prior to the Measurement Date of the Base Price for the Exercise and in the 02 (two) months immediately prior to the Measurement Date. Should extraordinary events occur that may affect the normal course of business of the shares and indices referred to in this item and that prevent the objective comparison of data, the Board of Directors may, at its sole discretion, replace them with the Ibovespa index;

3rd Grant: average weighted by the capitalization in the stock market of the absolute performance of the shares issued by the Similar Companies and of the variation of indexes representing the portfolio of securities, chosen by the Board of Directors, verified between the Base Price Measurement Date of the Share and the Measurement Date. The performance of each component of the Relative Performance Comparative Index shall be defined according to the daily financial volume of business carried out in the 30 (thirty) days immediately prior to the Measurement Date of the Base Price for Exercise and in the 30 (thirty) days immediately prior to the Measurement Date. Should extraordinary events occur that may affect the normal course of business of the stocks and indices referred to in this item and that prevent the objective

comparison of data, the Board of Directors may, at its sole discretion, replace them with the Ibovespa index;

(vi) *Absolute Performance:*

1st Grant: percentage of variation between the Base Price of the Share and the average share price, weighted according to the daily financial volume of trades carried out in the last 30 days on B3 immediately prior to the Measurement Date;

2nd Grant: percentage change between the Base Price of the Share and the average share price, weighted according to the daily financial volume of trades executed in B3 during the two (2) months immediately prior to the Measurement Date;

3rd Grant: percentage change between the Base Price of the Share and the average share price, weighted by the daily financial volume of trades executed in B3 during the last 30 days immediately prior to the Measurement Date; and

(vii) Relative Performance: quotient resulting from the division of Absolute Performance by the Comparative Index of Relative Performance.

If the Relative Performance is between the Minimum Goal of Relative Performance and the Relative Performance Goal, the Tax year amount shall be adjusted positively as the percentage that will be recommended by the Compensation Committee and defined by the Board of Directors, limited such adjustment to 4% of Base Price of the Share.

If Relative Performance is above the Relative Performance Goal, the Tax year amount will be adjusted negatively according to the percentages that may be recommended by the Remuneration Committee and defined by the Board of Directors, limited such adjustment to 10% of the Base Price of the Share.

2. Plan 2014 - 2016

(i) Measurement Date of the Base Price of the Share: date, to be set by the Board of Directors, prior to the granting of options under the Plan, for defining the Base Price per Share;

(ii) Base Price of the Share: may vary according to the grant, as follows:

1st, 2nd and 3rd Grants: average share price of our shares, weighted according to the daily financial volume of business carried out in the last 30 days on B3 immediately prior to the Measurement Date of the Base Price of the Share.

(iii) Measurement Date: date to be set by the Board of Directors prior to the initial term of the exercise period of the options granted under the Plan (as stipulated in the respective Option Contracts), for determining the positioning of TIM in relation to the benchmark panel, considering a TSR (Total Shareholder Return) ranking, necessary for determining the Exercise Price.

(iv) Similar Companies: companies in the telecommunications sector and other related sectors, as defined by the Board of Directors;

(v) Total Shareholder Return (TSR): concept used to compare the performance of Shares of different companies in a certain time interval, combining the variation of the Share price and the Dividends to demonstrate the return provided to the shareholder. It is calculated according to the following formula: (Final Share Price - Initial Share Price + Dividends) / Initial Share Price. For the purpose of calculating this indicator, when a company owns more than one type of share, the TSR result of each of them will be weighted by its total market value (volume of Shares x price of Shares), with reference to the period of the Initial Price of the Share;

(vi) *Absolute Performance*:

1st, 2nd and 3rd Grants: the model defined in this Plan does not consider absolute performance evaluation.

(vii) Relative Equity Performance: Equity performance ranking, comprising the shares of TIM Participações S/A and similar companies and/or indexes representing a securities portfolio, calculated through the concept of Total Shareholder Return.

If the position reached by the Company's Shares is between the last position and the middle position, the Exercise Base Price shall be adjusted positively according to the percentages listed in Annex I, this adjustment is limited to:

(a) 5% of Base Price of the Share for the 1st Grace Period;

(b) 10% of Base Price of the Share for the 2nd Grace Period;

(c) 15% of Base Price of the Share for the 3rd Grace Period;

If the position reached by the Company's Shares is between the first position and the middle position, the Exercise Base Price shall be adjusted negatively according to the percentages listed in Annex I, this adjustment is limited to:

(a) -5% of Base Price of the Share for the 1st Grace Period;

(b) -10% of Base Price of the Share for the 2nd Grace Period;

(c) -15% of Base Price of the Share for the 3rd Grace Period;

If the position reached by the Company's Shares is the last position, the right of the beneficiary of 25% of the options that mature at that time will be extinguished.

3. Plan 2018 - 2020

The Plan planned for 2018-2020 enables TIM managers and / or employees to receive payments in shares issued by the Company, subject to certain conditions of time and / or performance. Unlike the mechanics stipulated for the 2011 to 2016 Plans, the 2018-2020 Plan does not include criteria for setting the acquisition or tax year amount, as it grants shares at market value, according to the rules below.

(i) Period of Measurement of the Base Price of the Share: period, to be fixed by the Board of Directors, prior to the Granting of Shares, to define the Base Price of the Share

(ii) Base Price of the Share: average of the value of the Share price, weighted by the daily financial volume of trades carried out at B3 (B3 SA - Brasil, Bolsa, Balcão), during the Period of Measurement of the Base Price of the Share

j. Criteria for fixing the term of exercise

For the 2011 to 2016 Plans, the Board of Directors established the deadline for exercising the options individually for each Beneficiary in the respective Option Contracts. Notwithstanding, in terms of each Plan, the term for exercising the options should be a maximum of six years from the date of the grant.

For the 2018-2020 Plan, there is no fixed term of exercise and will come into force on the date of its approval by the Company's General Meeting and will remain in effect until the rights arising from the Granted Shares are fully exercised.

k. Settlement method

Payment of the Tax year amount shall be made in cash, upon acquisition, with the Beneficiary's resources.

Alternatively, if the Beneficiary's bond with the Company is in effect, the Board of Directors may: (i) approve the granting to the Beneficiary of a specific term for payment by the Beneficiary of the Tax year amount, in accordance with the Plan; or (ii) approve the granting of financing to the Beneficiary, which,

at the discretion of the Board of Directors, may be formalized by issuing a promissory note *pro solute,* issued by the Beneficiary for the benefit of the Company.

The financing assumption by the Company, its discharge by the Beneficiary shall be made no later than 5 calendar days (for fiscal years concerning the Plan 2011-2013) or 10 business days (for fiscal years concerning the Plan 2014-2016), providing to the Beneficiary making it with the proceeds from the sale of shares subject matter of the option.

For the 2018 to 2020 Plans, there is no stipulated form of liquidation, as there is no procedure for the acquisition of shares, since the Plan provides for the granting of shares at market value.

l. Restrictions on transfer of shares

The Board of Directors, in its sole discretion, may impose restrictions on the transfer of shares acquired or subscribed upon exercise of the stock option and / or subscription of our shares.

m. Criteria and events that, when found, will cause the suspension, modification or termination of the plan

Notwithstanding the provisions of the Plan or any of the Option Agreements, the options granted under the Plan will terminate automatically, all its effects automatically stops in the following cases:

(i) upon their full exercise;

(ii) after the expiration of the options, considering the 2011-2016 Plans;

(iii) upon termination of the Option or Stock Option Agreement;

(iv) if the Company is dissolved, liquidated or declared bankrupt;

(v) at any time at the discretion of the Board of Directors or whenever situations that, under the law or regulations, restrict or prevent the trading of shares by the Beneficiaries; and

(vi) in assumptions of resignation of the Beneficiary described in item "n" below.

n. Effects of the resignation of the Administrator from the Company's agencies on their rights under the share-based compensation plan

If the Beneficiary leave the Company on their own, or if the termination of the mandate, termination of the Beneficiary's employment agreement work or provision of services has been given by a decision of the Company and without the occurrence of cause (or without the occurrence of facts that would constitute just cause, if the Beneficiary were the Company's employee), the rights arising from the option not exercisable on the date of termination, according to the rules of the Option Agreement will be automatically terminated by operation of law, regardless of prior notice or indemnity. With respect to the option whose rights may be exercised by the Beneficiary on the date of termination, according to the rules of the Option Agreement, such rights may be exercised within 30 days from the date of termination, under penalty of extinction, by operation of law, regardless of prior notice or compensation. If any grace period has being expired according to the Plan and, cumulatively, not in the course of the option exercise periods, the Beneficiary may exercise the option in the exercise period subsequent to resignation, applying the same conditions established for the definition of the Tax year amount in such a period of exercise and limited to the option exercise to the number of shares subject to subscription or acquisition on the date of termination.

For the 2014-2016 Plan, such rights may be exercised within 6 months of the termination date, under penalty of extinction, in full right, regardless of prior notice or indemnity. Nevertheless, it will be provided to the Board of Directors, on an exceptional basis, early exercise period related to options granted to the Beneficiaries of the Company who resigned or were dismissed, as a result from the above causes.

In case of termination by the Company's initiative during the period up to 12 months after the event date that features the transfer of the Company's control, the Beneficiary may fully exercise the option with respect to the rights exercisable or not exercisable at the time of termination, and the Board of Directors take the necessary measures to this end, including the definition of the option exercise conditions.

For Plan 2018-2020, in the event of Withdrawal by decision of the Company without the occurrence of just cause (or without the occurrence of facts that would constitute just cause if the Participant employed by the Company), the right to receive Granted Shares that have not completed the Grace Period on the

date of withdrawal, shall be proportional to the Grace Period actually completed, dividing the total of months completed by the total of months that comprise the Grace Period, considering as "month" the period of 30 consecutive days. In case the Beneficiary requests the withdrawal from the Company, the right to receive the Granted Shares that have not completed the Grace Period on the date of withdrawal will be automatically extinguished, by right, regardless of prior notice or indemnity.

If the interruption of the mandate, termination of the employment agreement or provision of services of the Beneficiary has been occurred by the Company's decision for cause (or the occurrence of facts that would constitute just cause if the Beneficiary were the Company's employee), any right under the Option Agreement shall be deemed automatically terminated by operation of law, regardless of prior notice or compensation.

In case of termination by retirement of the Beneficiary, the Beneficiary may exercise the option with respect to the rights exercisable at the time of the termination, according to the rules of the Option Agreement, no later than 1 year from the date of termination, under penalty of extinction, by operation of law, regardless of prior notice or compensation.

In the event of termination by the Beneficiary's permanent disability, the Beneficiary can fully exercise the option with respect to vested or unvested rights at the time of the termination, according to the rules of the Option Agreement, no later than 1 year from the date of termination, under penalty of termination by operation of law, regardless of prior notice or compensation.

In case of death of the Beneficiary, their heirs and successors may fully exercise the option with respect to vested or unvested rights at the time of death, according to the rules of the Option Agreement, no later than 1 year from the date of death, under penalty of extinction, by operation of law, regardless of prior notice or compensation. For the 2018-2020 Plan, the Participant's heirs and successors will receive in full the amounts of Shares Granted that have not completed the Grace Period (considering 100% of performance conditions for the remaining period) in cash, regardless of compliance with the Grace period.

In the event of removal of the Participant, for Plan 2018-2020, making it impossible for him/her to exercise his/her activities in the Company, the Board of Directors may authorize the receipt of part or all of the Shares object of his/her Share Award Agreement, regardless of the Grace Period

For the purposes of the Plan, it shall not be considered occurred termination in the event of the Beneficiaries being relocated in another company of the same group of Company, understood any direct or indirect parent company of the Company, affiliated company, subsidiary or subject to common control.

13.5. With respect to compensation acknowledged in the last 3 fiscal years and planned for the current fiscal year of the Board of Directors and the audit committee, prepare a table with the following content:

Share-based Remuneration expected for the current fiscal year - 2020	Board of Directors	Statutory Board
No. of members	n/a	7.0
Number of paid members	n/a	7.0
Weighted Average Price of the Fiscal Year:		
(a) The outstanding options at the beginning of the fiscal year *	n/a	n/a
(b) The options lost during the fiscal year	n/a	n/a
(c) The options exercised during the fiscal year	n/a	n/a
(d) The options expired during the fiscal year	n/a	n/a
Potential dilution in case of exercise of all options granted	n/a	n/a
Grant of stock options		
Date of grant	n/a	Estimated April
Number of options granted	n/a	n/a
Deadline for options to become exercisable	n/a	Performance (70%): 1/3 on 1 year 1/3 on 2 years 1/3 on 3 years Restricted (30%): 100% on 3 years
Maximum Term for Exercise of Options	n/a	n/a
Restriction Term on Transfer of Stocks.	n/a	n/a
Fair value of options on grant date	n/a	n/a

Plan 2018-2020 deals with the granting of shares at market value, according to the achievement of a set of performance measures and according to compliance with a defined period of time. Likewise, there is no fixed exercise period. The Plan goes into effect on the date of its approval by the General Meeting of the Company and will remain in effect until the rights resulting from the Granted Shares are fully exercised. Finally, as the fair value of the shares is equivalent to the face value of the share at the time of the determination of the plan grants, there is no simulation of fair value.

Share-based Remuneration - year ended 31.12.2019	Board of Directors	Statutory Board
No. of members	n/a	7.0
Number of paid members	n/a	7.0
Weighted Average Price of the Fiscal Year:		
(a) The outstanding options at the beginning of the fiscal year *	n/a	10.02
(b) The options lost during the fiscal year	n/a	n/a
(c) The options exercised during the fiscal year	n/a	8.32
(d) The options expired during the fiscal year	n/a	n/a
Potential dilution in case of exercise of all options granted	n/a	n/a
Grant of stock options		
Date of grant	n/a	July 30th, 2019
Number of options granted	n/a	584,473
Deadline for options to become exercisable	n/a	Performance (70%): 1/3 on 07/30/2020 1/3 on 07/30/2021 1/3 on 07/30/2022 Restricted (30%): 100% on 3 years
Maximum Term for Exercise of Options	n/a	n/a
Restriction Term on Transfer of Stocks.	n/a	n/a
Fair value of options on grant date	n/a	n/a

Share-based Remuneration - year ended 31.12.2018	Board of Directors	Statutory Board
No. of members	N/A	7
Number of paid members	N/A	7
Weighted Average Price of the Fiscal Year:		
(a) The outstanding options at the beginning of the fiscal year *	N/A	R$ 8.97
(b) The options lost during the fiscal year	N/A	N/A
(c) The options exercised during the fiscal year	N/A	R$ 8.53
(d) The options expired during the fiscal year	N/A	R$ 9.06
Potential dilution in case of exercise of all options granted	N/A	N/A
Grant of stock options		N/A
Date of grant	N/A	April 20th, 2018
Number of options granted	0	517,186
Deadline for options to become exercisable	N/A	Performance (70%): 1/3 on 04/20/2019 1/3 on 04/20/2020 1/3 on 04/20/2021 Restricted (30%): 100% on 3 years
Maximum Term for Exercise of Options	N/A	N/A
Restriction Term on Transfer of Stocks.	N/A	N/A
Fair value of options on grant date	N/A	N/A

Share-based Remuneration - year ended 31.12.2017	Board of Directors	Statutory Board
No. of members	N/A	7
Number of paid members	N/A	3
Weighted Average Price of the Fiscal Year:		
(a) The outstanding options at the beginning of the fiscal year *	N/A	BRL R$ 8.45
(b) The options lost during the fiscal year	N/A	N/A
(c) The options exercised during the fiscal year	N/A	BRL R$ 7.69
(d) The options expired during the fiscal year	N/A	BRL R$ 10.42
Potential dilution in case of exercise of all options granted	N/A	N/A
Grant of stock options	N/A	N/A
Date of grant	N/A	N/A
Number of options granted	0	0
Deadline for options to become exercisable	N/A	N/A
Maximum Term for Exercise of Options	N/A	N/A
Restriction Term on Transfer of Stocks.	N/A	N/A
Fair value of options on grant date	N/A	N/A

For 2017, the Company started a process of restructuring its long-term incentive plan. Accordingly, as approved by the Board of Directors, the long-term incentive plan did not consider stock options and was implemented as a bonus.

*The **Weighted Average Exercise Price** reported in the above tables corresponds to the Adjusted **Share Base Price**, more or less, as a result of the Relative Share Performance and the other rules established in the Plan. The amounts reported refer to the grant made in each respective fiscal year.

13.6. Regarding the outstanding options of the Board of Directors and the Statutory Board at the end of the last fiscal year:

- **1st Grant - Plan 2011-2013**

Outstanding options at the end of the fiscal year ended on 12/31/2017	**Board of Directors**	**Statutory Board**
No. of members	10	9
Number of paid members	**0**	0
Options not yet exercisable		
Quantity	N/A	**0**
Date on which they will become exercisable	N/A	1/3 on 8/5/2012; 1/3 on 08/08/2013 and 1/3 on 08/08/2014
Maximum Term for Exercise of Options	N/A	05/08/2017
Restriction Term on Transfer of Stocks.	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	BRL R$ 8.84
Fair value of the options at the last day of the fiscal year	N/A	BRL R$ 2.61
Exercisable options		
Quantity	0	**0**
Maximum Term for Exercise of Options	N/A	N/A
Restriction Term on Transfer of Stocks.	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	N/A
Fair value of the options at the last day of the fiscal year	N/A	2.61
Fair value of the total of options at the last day of the fiscal year.	N/A	N/A

- **2rd Grant - Plan 2011-2013**

Outstanding options at the end of the fiscal year ended on 12/31/2017	**Board of Directors**	**Statutory Board**
No. of members	10	8
Number of paid members	**0**	0
Options not yet exercisable		
Quantity	N/A	**180,317**
Date on which they will become exercisable	N/A	N/A
Maximum Term for Exercise of Options	N/A	09/05/2018
Restriction Term on Transfer of Stocks.	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	BRL R$ 8.96
Fair value of the options at the last day of the fiscal year	N/A	BRL R$ 2.74
Exercisable options		
Quantity	0	**0**
Maximum Term for Exercise of Options	N/A	N/A
Restriction Term on Transfer of Stocks.	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	N/A
Fair value of the options at the last day of the fiscal year	N/A	2.74
Fair value of the total of options at the last day of the fiscal year.	N/A	N/A

- 3rd Grant - Plan 2011-2013

Outstanding options at the end of the fiscal year ended on 12/31/2017	Board of Directors	Statutory Board
No. of members	10	9
Number of paid members	**0**	0
Options not yet exercisable		
Quantity	N/A	**602,686**
Date on which they will become exercisable	N/A	N/A
Maximum Term for Exercise of Options	N/A	07/30
Restriction Term on Transfer of Stocks.	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	BRL R$ 8.13
Fair value of the options at the last day of the fiscal year	N/A	BRL R$ 3.02
Exercisable options		
Quantity	0	**0**
Maximum Term for Exercise of Options	N/A	N/A
Restriction Term on Transfer of Stocks.	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	N/A
Fair value of the options at the last day of the fiscal year	N/A	BRL R$ 3.02
Fair value of the total of options at the last day of the fiscal year.	N/A	BRL R$ 1,818,103

- 1st Grant - Plan 2014 - 2016

Outstanding options at the end of the fiscal year ended on 12/31/2017	Board of Directors	Statutory Board
No. of members	10	9
Number of paid members	**0**	0
Options not yet exercisable		
Quantity	N/A	**0**
Date on which they will become exercisable	N/A	N/A
Maximum Term for Exercise of Options	N/A	07/30
Restriction Term on Transfer of Stocks.	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	BRL R$ 8.13
Fair value of the options at the last day of the fiscal year	N/A	BRL R$ 3.02
Exercisable options		
Quantity	0	**602,686**
Maximum Term for Exercise of Options	N/A	07/30
Restriction Term on Transfer of Stocks.	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	BRL R$ 13.42
Fair value of the options at the last day of the fiscal year	N/A	BRL R$ 3.02
Fair value of the total of options at the last day of the fiscal year.	N/A	BRL R$ 1,818,103

- 2nd Grant - Plan 2014-2016

Outstanding options at the end of the fiscal year ended on 12/31/2017	Board of Directors	Statutory Board
No. of members	10	8
Number of paid members	**0**	2
Options not yet exercisable		
Quantity	N/A	**273,392**
Date on which they will become exercisable	N/A	100% on 10/16/2018
Maximum Term for Exercise of Options	N/A	16 / Oct / 21
Restriction Term on Transfer of Stocks.	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	BRL R$ 8.45
Fair value of the options at the last day of the fiscal year	N/A	BRL R$ 2.35
Exercisable options		
Quantity	0	**546,783**
Maximum Term for Exercise of Options	N/A	N/A
Restriction Term on Transfer of Stocks.	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	BRL R$ 8.73
Fair value of the options at the last day of the fiscal year	N/A	BRL R$ 2.35
Fair value of the total of options at the last day of the fiscal year.	N/A	BRL R$ 1,927,411

- 3nd Grant - Plan 2014-2016

Outstanding options at the end of the fiscal year ended on 12/31/2017	Board of Directors	Statutory Board
No. of members	10	7
Number of paid members	**0**	3
Options not yet exercisable		
Quantity	N/A	**1,734,105**
Date on which they will become exercisable	N/A	50% as of 10/29/2018 and 50% as of 10/29/2019
Maximum Term for Exercise of Options	N/A	Sep 29
Restriction Term on Transfer of Stocks.	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	BRL R$ 8.45
Fair value of the options at the last day of the fiscal year	N/A	BRL R$ 2.35
Exercisable options		
Quantity	0	**867,052.00**
Maximum Term for Exercise of Options	N/A	10/29/22
Restriction Term on Transfer of Stocks.	N/A	N/A
Weighted Average Price of the Fiscal Year	N/A	BRL R$ 8.10
Fair value of the options at the last day of the fiscal year	N/A	BRL R$ 2.42
Fair value of the total of options at the last day of the fiscal year.	N/A	BRL R$ 6,286,132

- **1st Grant - Plan 2018 – 2020**

Outstanding options at the end of the fiscal year ended on 12/31/2019	**Board of Directors**	**Statutory Board**
No. of members	n/a	6
Number of paid members	**N/A**	6
Options not yet exercisable		
Quantity	n/a	**152,566**
Date on which they will become exercisable	n/a	1/3 of 70% in 04/20/2020 e 1/3 of 70% + 30% in 04/20/2021
Maximum Term for Exercise of Options	n/a	04/20/21
Restriction Term on Transfer of Stocks.	n/a	n/a
Weighted Average Price of the Fiscal Year	n/a	R$ 14.41
Fair value of the options at the last day of the fiscal year	n/a	n/a
Exercisable options		
Quantity	n/a	**0**
Maximum Term for Exercise of Options	n/a	04/20/21
Restriction Term on Transfer of Stocks.	n/a	n/a
Weighted Average Price of the Fiscal Year	n/a	n/a
Fair value of the options at the last day of the fiscal year	n/a	n/a
Fair value of the total of options at the last day of the fiscal year.	n/a	n/a

- **2nd Grant - Plan 2018 – 2020**

Outstanding options at the end of the fiscal year ended on 12/31/2019	**Board of Directors**	**Statutory Board**
No. of members	n/a	7
Number of paid members	n/a	7
Options not yet exercisable		
Quantity	n/a	**584,473**
Date on which they will become exercisable	n/a	1/3 of 70% in 07/30/2020; 1/3 of 70% in 07/30/2021 and 1/3 of 70% + 30% in 07/30/2022
Maximum Term for Exercise of Options	n/a	07/30/20
Restriction Term on Transfer of Stocks.	n/a	N/A
Weighted Average Price of the Fiscal Year	n/a	R$ 11.28
Fair value of the options at the last day of the fiscal year	n/a	n/a
Exercisable options		
Quantity	n/a	**0**
Maximum Term for Exercise of Options	n/a	07/30/20
Restriction Term on Transfer of Stocks.	n/a	n/a
Weighted Average Price of the Fiscal Year	n/a	n/a
Fair value of the options at the last day of the fiscal year	n/a	n/a
Fair value of the total of options at the last day of the fiscal year.	n/a	n/a

Notes:

1. The Grants referring to the 2011-2013 Plan have ended.
2. The 2014 - 2016 Plan does not establish a minimum performance condition for exercising the options. Thus, the possibility of exercising is linked to the fulfillment of vesting. The fair value calculation presented considers the fair value of each Grant, based on the Monte Carlo method.

3. The 2018-2020 Plan deals with the granting of shares.

13.7. Options exercised and shares delivered related to stock-based compensation of the Board of Directors and Statutory Board in the past 3 fiscal years (*)

Options exercised - fiscal year ended on 12/31/2019	Board of Directors	Statutory Board
No. of members	n/a	5.0
Number of paid members	n/a	5.0
Exercised options		
No. of shares	n/a	268,381
Weighted Average Price of the Fiscal Year	n/a	R$ 7.58
Difference between the exercise value and the market value of the shares related to the exercised options	n/a	R$ 8.09
Shares delivered		
Number of shares delivered	n/a	63,841
Weighted Average Price for Purchase	n/a	R$ 11.75
Difference between the purchase value and the market value of the stocks acquired	n/a	R$ 3.92

Options exercised - fiscal year ended on 12/31/2018	Board of Directors	Statutory Board
No. of members	n/a	3.0
Number of paid members	n/a	3.0
Exercised options		
No. of shares	n/a	542,114
Weighted Average Price of the Fiscal Year	n/a	R$ 8.53
Difference between the exercise value and the market value of the shares related to the exercised options	n/a	R$ 3.32
Shares delivered	n/a	n/a
Number of shares delivered	n/a	n/a
Weighted Average Price for Purchase	n/a	n/a
Difference between the purchase value and the market value of the stocks acquired	n/a	n/a

Options exercised - fiscal year ended on 12/31/2017	Board of Directors	Statutory Board
No. of members	n/a	2.0
Number of paid members	n/a	2.0
Exercised options		
No. of shares	n/a	588,617
Weighted Average Price of the Fiscal Year	n/a	R$ 8.17
Difference between the exercise value and the market value of the shares related to the exercised options	n/a	R$ 4.93
Shares delivered	n/a	n/a
Number of shares delivered	n/a	n/a
Weighted Average Price for Purchase	n/a	n/a
Difference between the purchase value and the market value of the stocks acquired	n/a	n/a

Note: The market value of the shares, related to the options exercised or shares acquired, considered the price of the last trading session of the fiscal year in question.

13.8. Summary description of the information required to understand the data disclosed in items 13.5 to 13.7, as well as the explanation of the method of pricing the shares and options, indicating, as a minimum:

a. pricing model:	Monte Carlo simulation for the grants of the 2011-2013 and 2014-2016 Plans, due to the dependence of the Companies' performance on the definition of the tax year amount. For the 2018-2020 Plan grants, due to the fair value of the shares being equivalent to the face value of the share at the time of calculating the plan grants, there is no simulation of *fair value*.
b. data and assumptions used in the pricing model, including the weighted average price of stocks, tax year amount, expected volatility, option life term, expected dividends and the free risk interest rate	**2011-2013 Plan - 2012 Grant** - weighted average share price of R$ 8.96 on the grant date, volatility of 50.46% p.a., an expected life of the option corresponding to 6 years and an annual risk-free interest rate of 8.89% p.a. **2011-2013 Plan - 2013 Grant** - weighted average share price of R$ 8.13 on the date of the concession, volatility of 48.45% p.a., an expected option life corresponding to 6 years and an annual risk-free interest rate of 10.66% p.a. **2014-2016 Plan - 2014 Grant** - weighted average share price (base price) of R$ 13.42 on the date of grant, volatility of 44.6% p.a., an expected option life corresponding to 6 years and an annual risk-free interest rate of 10.66% p.a. **2014-2016 Plan - 2015 Grant** - weighted average share price (base price) of R$ 8.45 on the date of concession, volatility of 35.50% p.a., an expected option life corresponding to 6 years and an annual risk-free interest rate of 16.1% p.a. **2014-2016 Plan - 2016 Grant** - weighted average share price (base price) of R$ 8.10 on the date of grant, volatility of 36.70% p.a., an expected option life corresponding to 6 years and an annual risk-free interest rate of 11.73% p.a. **Plan 2018-2020** - The fair value of the shares is equivalent to the face value of the share at the time the plan is granted. Therefore, there is no simulation of fair value.
c. method used and assumptions made to incorporate the expected effects of early exercise	There is the possibility of holding early exercise. The exercise periods are pre-determined by the Board of Directors. Specifically for the 2018-2020 Plan, there is no delimitation of the exercise period, but it is necessary, in the same way as stipulated for the 2011 - 2016 Plans, to wait for the grace period to be met.
d. way of determining the expected volatility	Calculated from the correlation between the historical results of TIM and the other companies that make up the panel of participating companies, in addition to the Ibovespa index, observing the daily returns in the historical period of six years (effectiveness of the Plan) before the Date of Evaluation.
e. if any other characteristic of the option was incorporated into the measurement of fair value	Given the features of the options plan, since the tax year amount of the options depends on the price performance of a group of stock/index, we used the Monte Carlo method in the evaluation and incorporated the probability of the expected returns of stock prices/index in the pricing model. As for the 2018-2020 Plan, there is no simulation of *fair value,* since the fair value of the shares is equivalent to the face value of the share at the time of calculating the grants of the plan.

13.9. Inform the number of shares or quotas directly or indirectly held in Brazil or abroad, and other securities convertible into shares or quotas issued by the issuer, its direct or indirect controlling companies, companies controlled by or under common control, by members of the Board of Directors, the Statutory Board or the Audit Committee, grouped by agency, on the closing date of the last fiscal year

December 31st, 2019.

Board of Directors		
Securities	Securities Characteristics	Quantity
Actions	Common Stock Registered Share	37,877

Statutory Board		
Securities	Securities Characteristics	Quantity
Actions	Common Stock Registered Share	196,805

Audit Committee		
Securities	Securities Characteristics	Quantity
Actions	Common Stock Registered Share	0

Controlling Company		
Securities	Securities Characteristics	Quantity
Actions	Common Stock Registered Share	1,611,969,946

13.10. Regarding the retirement plans in effect for members of the Board of Directors and Statutory Officers, provide the following information in tabular form:

2019 FISCAL YEAR	Board of Directors	Statutory Board
No. of members	n/a	6.4
Number of paid members	n/a	3.3
Plan name	n/a	TIM Supplemental Social Security Plan
Number of managers who are eligible to retire	n/a	0
Conditions for early retirement	n/a	None
Updated cumulative value of accumulated contributions to the close of the last fiscal year, discounted the portion relating to contributions made directly by the managers	n/a	R$ 1,717,838.06
Total accumulated amount of contributions made during the last fiscal year, discounted the portion relating to contributions made directly by the managers	n/a	R$ 373,350.90
Possibility of early redemption and conditions	n/a	YES

* The accumulated value can vary negatively due to the early leaving of a participant of the Pension Plan.

I. if there is the possibility of early redemption and which conditions

In this plan, all employees are eligible and can join at any time since during the periods agreed between TIM and Itaú Previdência Privada (Private Pension).

During the course of the contributions, the redemption of the employee's contribution part can also be made at any time. In the case of partial redemption, the employee will forfeit the proportional amount of the company's contribution. The total redemption of the basic contribution will only be possible in case of cancelling the plan.

If the employee is dismissed before filling the conditions of eligibility for the benefit, they will redeem 100% of their contribution and for the contributions of TIM, it will be according to a percentage scale that begins with a 3 year working in the company, it redeems 30% and 10 years working in the company, it redeems 100% of the company value.

13.11. Maximum, Minimum and Medium Individual Remuneration of the Board of Directors, the Statutory Board and the Audit Committee

	Statutory Officers			Board of Directors			Fiscal Council		
	2017	2018	2019	2017	2018	2019	2017	2018	2019
No. of members	8.0	7.0	6.4	10.0	10.0	9.9	3.0	3.0	3.0
No. of paid members	7.7	6.7	6.4	4.6	4.3	4.3	3.0	3.0	3.0
The highest compensation amount	8,173,654	12,527,102	7,253,890	427,800	743,820	936,000	168,000	215,040	168,000
The lowest compensation amount	773,800	261,813	1,205,142	67,000	68,096	75,000	42,000	53,760	42,000
The average compensation amount	3,478,831	5,436,008	3,217,533	386,738	678,322	361,630	166,743	211,456	126,350

13.12. Contractual arrangements, insurance policies or other instruments that structure mechanisms for compensation or indemnity for Managers in the event of dismissal or retirement, indicating the financial consequences to the issuer

For the members of the Board of Directors and Fiscal Council, there is no provision in the contract or other mechanism that provides additional remuneration or indemnity in case of removal from office or retirement.

For members of the Statutory Board, their contracts may or may not provide for additional compensation or indemnity in the event of termination. In general, such remuneration is related to non-compete agreements and / or early termination of the contract. The contracts may also provide for forms of settlement of the variable remuneration which, at the date of termination, do not yet have the results of their objectives available.

Currently, 6 Company officers have contracts with clauses of this nature. In none of the contracts do the amounts involved exceed 2 annual remunerations (fixed, variable and benefits)

13.13. In relation to the last 3 fiscal years, indicate the percentage of the total remuneration of each agency recognized in the issuer's results referring to members of the board of directors, statutory board or audit committee that are parties related to the direct or indirect controlling companies, as defined by the accounting rules that deal with this subject

Regarding the members of management that are related parties to the direct or indirect controlling companies, indicate below the percentage of total compensation by agency recognized in the Company's results for the fiscal year 2017, 2018 and 2019:

Managing Agency	Remuneration percentage recorded in income in		
	2017	2018	2019
Board of Directors	100%	100%	100%
Statutory Board	100%	100%	100%
Audit Committee	100%	100%	100%

13.14. For the last three fiscal years, indicate the amounts recognized in the issuer's result as remuneration of members of the Board of Directors, Statutory Management or Fiscal Council, grouped by body, for any reason other than the function they occupy, such as commissions and consulting or advisory services provided:

We do not remunerate members of the Board of Directors, Statutory Management or Fiscal Council in the fiscal years ended December 31st, 2017, 2018 and 2019, for any securities other than the duties to which they are assigned.

13.15. In the past 3 fiscal years, indicate the amounts recognized in the income of controllers, direct or indirect, of the companies under common control and subsidiaries of the issuer as compensation to the members of the Board of Directors, the Executive Board or Audit Committee of the issuer, grouped by agency, specifying why these amounts were assigned to these individuals

The Statutory Executive Board has its remuneration recognized in the subsidiary TIM SA, with the exception of 0.3 officers whose remuneration is supported by TIM Participações SA in 2019, 1.7 in 2018 and 2,0 in 2017. The Fiscal and Board of Directors are remunerated by the parent company TIM Participações SA.

2019 - remuneration received due to the exercise of the position in the issuer	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect subsidiaries	n/a	n/a	n/a	n/a
Issuer Subsidiaries	3,725,400	27,358,985	604,800	31,689,184
Societies under common control	n/a	n/a	n/a	n/a
2019 - other remuneration received, specifying the title of the award	**Board of Directors**	**Statutory Board**	**Audit Committee**	**Total**
Direct and indirect subsidiaries	n/a	n/a	n/a	n/a
Issuer Subsidiaries	n/a	n/a	n/a	n/a
Societies under common control	n/a	n/a	n/a	n/a

2018 - remuneration received due to the exercise of the position in the issuer	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect subsidiaries	n/a	n/a	n/a	n/a
Issuer Subsidiaries	2,890,405	36,315,553	634.368	39,840,327
Societies under common control	n/a	n/a	n/a	n/a
2018 - other remuneration received, specifying the title of the award	**Board of Directors**	**Statutory Board**	**Audit Committee**	**Total**
Direct and indirect subsidiaries	n/a	n/a	n/a	n/a
Issuer Subsidiaries	n/a	n/a	n/a	n/a
Societies under common control	n/a	n/a	n/a	n/a

2017 - remuneration received due to the exercise of the position in the issuer	Board of Directors	Statutory Board	Audit Committee	Total
Direct and indirect subsidiaries	n/a	n/a	n/a	n/a
Issuer Subsidiaries	2,253,739	28,122,519	633,771	31,010,028
Societies under common control	n/a	n/a	n/a	n/a
2017 - other remunerations received, specifying the title	**Board of Directors**	**Statutory Board**	**Audit Committee**	**Total**
Direct and indirect subsidiaries	n/a	n/a	n/a	n/a
Issuer Subsidiaries	n/a	n/a	n/a	n/a
Societies under common control	n/a	n/a	n/a	n/a

13.16. Provide other information that the issuer deems relevant

The Company understands that there is no other relevant information.

10 – Proposal of extension of the Cooperation and Support Agreement

Highlights

- Starting from Italian proposal € 18.51 M the new Amendment Value has been reduced 48% due to procurement negotiation, ending to € 9.65 M (increase of 10% if compared with the previous Amendment; ~+10% in BRL). The increase is mainly due to 3 new Projects as requested in 2019 by board (CDA/CAE). In fact, comparing with the 12th Amendment, it has been introduced 3 projects in Consulting and Outsourcing: **Cyber Security** (€ 1,17519 M), **Testing Automation** (Delphi fase 2 - € 1,25 M) and **Risk Management Process Implementation** (TELSY - € 0,999 M)

- An agreement with Alitalia might reduce travel expenses at least ~20% (saving 0,2 M€ per year)

- ADVISIA OC&C strategy consultants is the responsible for independent fairness opinion of cooperation & support contract with Telecom Italia – according to CAE requirements in 2018. The positioning will be issued to support CDA of 2020

TIM

Source: TIM Brasil

Cooperation and Support Amendment 2020/21



Total yearly contract value
M EUR
Caption: Consulting Network Comm & Corp
Outsourcing Network IT Comm & Corp
Plug & Play IT
2016/17
2017/18
2018/19
2019/20
2020/21
YoY (%)
CAGR¹ (%)
Total
11.75
10.88
10.88
8.80
9.65
60 projects
161 k EUR / Project
10%
-5%
Breakdown
Consulting
Detailed on next slide
4.65
5.57
6.08
4.39
4.29
2.97
2.14
2.16
2.08
1.83
41 projects
149 k EUR / Project
5%
-5%
Outsourcing
1.73
1.59
1.08
1.10
1.46
1.65
1.11
0.46
0.46
1.40
0.30
18 projects
176 k EUR / Project
109%
-2%
Plug & Play
0.76
0.47
1.10
0.81
0.37
1 project
367 k EUR / Project
55%
-16%

Contract mix
% of value



25
15
14
6
40
20
15
10
4
51
20
10
4
10
56
24
5
13
9
50
44
15
15
4
3
19

Type	% of value	MM of euro
Total	100%	9.65
Consulting	63%	6.12
Outsourcing	33%	3.16
Plug & Play	4%	0.37

TIM

1. CAGR 2016 to 2020
Source: TIM Brasil

Benefits of Consulting services

Consulting projects (63% of total) are based on best practices, experience sharing, guidance and support in operational and corporate subjects by Telecom Italia

Consulting breakdown by area

in k €



6,120
4,288
1
1,832
2
Total
Comm & Corp
Network

# projects	Total	Comm & Corp	Network
	41	13	28

Main expected benefits

1 Consulting for Commercial & Corporate (*):

- Improvement on **Cyber attacks** defense response
- Deployment of **Risk management** tool to monitor ICT assets
- Implementation on **Revenue assurance** initiatives

2 Consulting for Network:

- Improvement of **IP and Transport network** architecture and deployment
- **Network innovation** through process evolution
- Trend analysis and KPIs definition in **transport operation and automation**

TIM

Source: TIM Brasil

(*) In this group are included the projects requested by CDA/CAE (ex: Cyber Security) among other Corporate projects (ex: RA, Risk management)

Summary – Historical comparison of the last 5 years

Actual vs. forecast comparison

Caption: Equal than expected | Higher than expected | Lower than expected

		2016/17	2017/18	2018/19	2019/20[3,4]
Consulting	Project value[1] Actual x Forecast	Lower than expected	Equal than expected	Equal than expected	
	Actual rates x Benchmark rates[2]	Lower than expected	Lower than expected	Lower than expected	Lower than expected
Outsourcing e outros Serviços	Project value[1] Actual x Forecast	Lower than expected	Lower than expected	Equal than expected	
	Actual rates x Benchmark rates[2]	Lower than expected	Lower than expected	Lower than expected	Lower than expected
Plug & Play	Project value[1] Actual x Forecast	Lower than expected	Lower than expected	Equal than expected	
	Actual rates x Benchmark rates[2]	Lower than expected	Lower than expected	Lower than expected	Lower than expected

1. Comparison between approved BUDGET and actual contract expenditures
2. Comparison between actual man-day rates vs. benchmarks man-day rates
3. Considering data from previous Fairness Opinion project (2019)
4. Actual values until December 2019

TIM Source: TIM Brasil

Note: For this analysis, +/-2% variations were not considered

Summary – Rate Comparison (Dec/2019 – 13th Amendment)

ADVISIA evaluated the services fares offered in Italy and Brazil, and concluded that **the fares applied by Telecom Italia, both for Consulting and IT services, are in accordance with the fares practiced in the market (Italian and Brazilian) for similar services**

Consulting

Average range – Analysis on European fares

€/Man Day	Min	Max
Blended rates[3]	756	2,250

TI Blended[2345]: 918 (Normal)

Average range – Analysis on Brazilian fares[1]

€/Man Day	Min	Max
Blended rates[3]	517	1,609

Outsourcing IT and Plug & Play

Average range – Analysis on Italian fares

€/Man Day	Min	Max
Blended rates[3]	375	574

TI Blended[2345]: 484 (Normal)

Average range – Analysis on Brazilian fares[1]

€/Man Day	Min	Max
Blended rates[3]	231	498

1. Considering 12/31/2019 exchange rates : 1 EUR = 0,844 GBP = 4,4 BRL
2. Taxes excluded
3. Blended rate considers 46% of Consulting labor and 7% of IT labor conducted in Brazil, in line with 12th Amendment SLA
4. Blended rate considers: 27% Senior manager, 34% Manager, 39% Consultant, in line with 12th Amendment SLA
5. Travel additional of +600 EUR (IT) and +700 EUR (Corporate & Network)

Risk Attention Normal

TIM

Source: TIM Brasil

Telecom Italia average rates – Local and Brazil – €/Man Day (19/20 & 20/21)

			2019/20	2020/21
Consulting	Senior manager Rate	Local	1,085	1,085
		Brazil	1,785	1,785
	Manager Rate	Local	665	665
		Brazil	1,365	1,365
	Senior consultant Rate	Local	490	490
		Brazil	1,190	1,190
Outsourcing* / Plug & Play	IT Rate	Local	400	400
		Brazil	1,000	1,000

		2019/20	2020/21
Blended rates[123]	Consulting	1,032	918
	IT	443	484

Telecom Italia maintained all rates from 12th to the 13th amendment

There is a **daily travel expense rate** that is added to the daily rate when the service is delivered in Brazil:

- **Corporate & Network: + 700 €/Man Day**
- **IT: + 600 €/Man Day**

An agreement with Alitalia might reduce travel expenses at least ~20% (saving 0,2 M€ per year)

TIM

1. Taxes excluded
2. Blended rate considers 46% of Consulting labor and 7% of IT labor conducted in Brazil, in line with 12th Amendment SLA
3. Blended rate considers: 27% Senior manager, 34% Manager, 39% Consultant, in line with 12th Amendment SLA

Source: TIM Brasil

11 – Fairness Evaluation of the Cooperation and Support Agreement



Comparison of Market prices

Fairness Evaluation

TIM

January 2020

ADVISIA
OC&C Strategy consultants

uncommon sense

Agenda

Section 1
Executive summary

Section 2
Contract categorization

Section 3
Evaluation approach & diagnosis

Telecom Italia services to TIM Brasil on 2020 sum 9.65M € and are divided in consulting services, outsourcing systems/support and plug & play tools…

Executive summary

Telecom Italia services come since 2006 and brought expertise in many subjects to TIM Brasil…

- Telecom Italia services to Tim Brasil S.A. were idealized in 2006 to foster benefits from expertise, solutions and innovations, which are still not broadly available in the Brazilian market, with optimized CAPEX and lower implementation risk
  - 13 years of contract since 2006 with a value of ~10M € per annum
  - ~370 projects accomplished and ~140M € in services along the contract duration

… the 13th amendment has total value of 9.65 M € and scope of 60 projects in different subjects.

Pages 5-10

- In 2020 the 13th amendment value is on **9.65M €,** divided in Consulting (6.12M), Outsourcing (3.16M) and Plug&Play (0.37M); with the following definition:
  - **Consulting:** Scope **6.12M €** with 41 projects – Best practices, experience sharing, guidance and support in operational and corporate subjects
  - **Outsourcing and other services**: Scope **3.16M €** with 18 projects – Development, maintenance, testing and support in customized solutions, including network equipment specifications and testing
  - **Plug & Play:** Scope **0.37M €** with 1 project – Telecom Italia developed solutions implemented with adjustments for TIM Brasil

For the Fairness Opinion these project types were analyzed differently and a brief CSA process diagnosis was made

Pages 11-14

- For each project type there was a different approach on analysis:
  - **Consulting services:** Interviews were made with management from TIM in Brazil and man-day prices were compared with International Strategic and Management Consultants in Brazil and Europe
  - **Outsourcing and other services**: Interviews were made with management from TIM in Brazil and man-day prices were compared with IT professional services in Brazil and Italy
  - **Plug&Play:** Interviews were made with management from TIM in Brazil and man-day prices were compared with IT professional services in Brazil and Italy

Source: ADVISIA OC&C analysis

… in Fairness opinion we analyzed CSA projects related processes and also compared man-day prices with consulting firms and IT professionals

Executive summary

In pricing, Telecom Italia rates both in consulting and IT are in line with most European and Brazilian references…

Pages 15-19

- Prices charged by Telecom Italia are competitive with European and Brazilian consulting firms; that is due to a significant standard deviation in management and strategic consulting prices in most markets:
  - **Consulting services:** Telecom Italia man-day prices are within the range of management and strategic consulting firms both in Italy and in Brazil; analyzing two types of consulting firms separately, Telecom Italia prices are competitive with strategy consulting but 10-20% higher than Brazilian management consulting benchmarks
  - **IT services**: Telecom Italia IT prices are within the range of IT professional hiring costs, both in Italy and in Brazil; in Brazil, Telecom Italia prices are close to the upper limit of the Brazilian benchmark range
- Savings of ~15% could be captured on costs such as lodging, food and taxi. In addition, an arrangement between Alitalia and Telecom Italia can reduce flight fares by 20%, still not captured by this Amendment.

… interviewing management of most projects, the main takeaways were (i) importance of software services and testing for operations in TIM Brazil and (ii) a few improvements on process

Pages 20-24

- SCTR, Timplan, REGMAN, NGASP and Erato softwares are an important part of TIM technologies; they ease TIM Brasil and Telecom Italia data and information exchange and are constantly being improved according to TIM Brasil's needs. After diagnosing gaps in company areas, other tools from Telecom Italia – Risk Management, DigiRA and Delphix – are to be implemented at TIM Brasil
- Roadmap focus is on overall projects benefits; many managers believe that defining deliverables beforehand is a good improvement for the current process
- New projects play an important role in contract – 17 new projects responsible for 46% of total contract value
- Advanced network expertise and up-to-date technologies in Telecom Italia provide know-how for several types of testing that are essential for network diagnosis. Technical reports and insights on new equipment could provide competitive advantage for TIM Brasil

Source: ADVISIA OC&C analysis

Agenda

From the 12th Amendment onwards, all projects were classified by ADVISIA according to nature of services with clear definitions

Project classification – After 12th Amendment

#	Category	Definition	Served areas	Larger projects
1	Consulting	Best practices, experience sharing, guidance and support in operational and corporate subjects	Comm & Corp[1]	▪ Cyber Security Projects & Solutions Sharing ▪ Risk Management Process Implementation
			CTIO	▪ IP Network Engineering ▪ Transport Network Engineering
2	Outsourcing & other services	Development, maintenance, testing and support in customized solutions for all areas in TIM Brasil, including Network equipment specifications and testing	Comm & Corp[1]	▪ RA - On site Support DigiRA
			CTIO	▪ Testing Automation ▪ REGMAN
3	Plug & Play	Telecom Italia developed solutions implemented with required adjustments in TIM Brasil	CTIO	▪ SCTR Brasile

1. BSO, CFO, CRO, Strategy & Transformation, Legal, HR & Organization, Regulatory, Audit and Compliance

Source: ADVISIA OC&C analysis

The 13th Amendment includes 60 projects, classified by nature as consulting, outsourcing and plug & play

2020/21 – 13th contractual amendment scope
In k €


9,649
367
3,162
6,120
1
2
3
Consulting
Outsourcing
Plug & play
Total of projects

Contract categories	Consulting	Outsourcing	Plug & play	Total of projects
# of projects	41	18	1	60

Functionality definition

- Most CSA services are **consulting** projects focused on knowledge transfer to the areas of CTIO, Corporate and Commercial
- **Outsourcing** projects encompass methodologies/systems that require adaptation services, current improvements and support
- The other systems provided by Telecom Italia, classified as **plug & play**, are applicable to the reality of TIM Brasil with minor adjustments

Source: ADVISIA OC&C analysis

Telecom Italia's business and technical expertise is assimilated by TIM Brasil through consulting guidance and experience sharing projects

Preliminary

Consulting projects – Per area
In k €

	Value	Projects
Corporate	4,079	11
Network	1,831	28
Wholesale	120	1
Marketing	90	1
Total	**6,120**	**41**

Per start year[1]
In % of total value


2016 & before
2017
2018
2019
2020
27%
18%
10%
2%
42%

Per value type[1]
In % of total value


Labor Costs (in Italy)
Labor Costs (in Brazil)
38%
62%

13th amendment top 4 projects
In k €


1,175
1,000
840
410
2,695
6,120
Cyber security
Risk Management Process Implementation
Revenue Assurance
ICT Security & Risk Management
Other projects
Total

1. Values consider projects' prices in 2020/21
Source: ADVISIA OC&C analysis

Outsourcing projects include tools development and maintenance, apart from network testing and support services

Outsourcing projects – Per area
In k €

	Value	Projects
Corporate	300	1
Network	1,458	15
IT	1,404	2
Total	**3,162**	**18**

Per start year[1]
In % of total value


2016 & before
2018
2020
19%
23%
59%

Per value type[1]
In % of total value

Preliminary


Labor Costs (in Italy)
Labor Costs (in Brazil)
Other Costs
Licenses
8%
6%
20%
66%

13th amendment top 4 projects
In k €


1,250
300
290
201
1,121
3,162
Testing Automation
RA - On site Support DigiRA
REGMAN
NGASP
Other projects
Total

1. Values consider projects' prices in 2020/21
Source: ADVISIA OC&C analysis

3 Plug & Play

Other systems provided by Telecom Italia are classified as plug & play due to their readiness to use in Brazil, demanding minor adjustments

Plug & Play projects – Per area
In k €

	Value	Projects
IT	367	1
Total	**367**	**1**

Per start year[1]
In % of total value



2016 & before
100%

Per value type[1]
In % of total value

Preliminary



Labor Costs (in Italy)
Labor Costs (in Brazil)
8%
92%

13th amendment project
In k €



367
SCTR Brasile
Only project classified as plug & play tool

The major difference between plug & play and outsourcing projects is the **versatility of the tools** to be implemented. Plug & play tools require less time and effort for IT developments

1. Values consider projects' prices in 2020/21
Source: ADVISIA OC&C analysis

Agenda

There is a specific approach for each project category and a brief assessment on CSA related processes was conducted

Project categories approach

#	Category	Definition	Analysis
1	Consulting	Best practices, experience sharing, guidance and support in operational and corporate subjects	Interviews & Consulting price comparison
2	Outsourcing & other services	Development, maintenance, testing and support in customized solutions for all areas in TIM Brasil, including Network equipment specifications and testing	Interviews & IT Price comparison
3	Plug & Play	Telecom Italia developed solutions implemented with required adjustments in TIM Brasil	Interviews & IT Price comparison

Source: ADVISIA OC&C analysis

For software services and licenses we will evaluate labor costs as it represents the major part of costs

Project categories approach

1. Consulting
2. Outsourcing & other services
3. Plug & Play

Illustrative

1. Labor costs explain ~80% of total contract value, therefore should be prioritized in analysis


Total labor: 96%
9.649
64%
31%
2%
3%
Labor costs (in Italy)
Labor costs (in Brazil)
Licenses
Other costs
Total

2. Benchmark on man-day prices for consulting and IT services


Min
Max
3,000
1,500
0
Benchmaring fare ranges
Consultant
IT professional

- **A1** Man-day prices from consulting firms, including network projects
- **A2** Man-day prices from IT professionals
- **A3** Logistics, lodging and other costs

Source: ADVISIA OC&C analysis

For testing and support, interviews with TIM Brasil experts will drive the project importance and QoS provided

Project categories approach

1 Consulting

2 Outsourcing & other services

3 Plug & Play

1. Interviews with main stakeholders



Interviews with key stakeholders assessing:

- Main deliverables
- Quality of service
- Relevance of project for TIM Brasil network capabilities

2. Diagnosis on projects deliverables



Rationalize and sum-up interview quotes on project importance

- **B1 Interviews sum-up**
- **B2 Projects grow and new projects**
- **B3 Deliverables**

Source: ADVISIA OC&C analysis

There are 2 main disclaimers on price comparison analysis: (i) Gross-up effect on Telecom Italia prices and (ii) discount on consulting prices

A Disclaimers on price comparison analysis

Prices/rates considered on analysis

- In CSA contract TIM Brasil pays all project value (9,649k € for 13th amendment) **plus all taxes and costs of transaction** (+3,383k €)
- When making prices comparison analysis, other suppliers' man-day rates were cut-off by 25.96%

2020/21 – 13th amendment scope
In k €



9,649
3,383
13,032
Amendment value
Gross-up
Estimated payment value

25.96%
All taxes considered
(IR and CS, PIS, Cofins, Cide)

Source: ADVISIA OC&C analysis

1 Consulting – Market Price Comparison

Telecom Italia's consulting service rates are within multinational strategic and management consulting firms price range both in Brazil and in Italy

A1 European market consulting firms rates[12]

In € / man-day

Multinational strategic consulting: Player A, Player B | Multinational management consulting: Player C, Player D

	Player A	Player B	Player C	Player D
Senior manager	2,827	2,290	1,331	981
Manager	2,375	1,554	1,191	878
Senior consultant	1,742	1,063	595	495

Max.	Min.
2,827	981
2,375	878
1,742	495

Blended[3]
756 – 2,250

✓

Brazilian market consulting firms rates[12]

In € / man-day

	Player E	Player F	Player G	Player H
Senior manager	2,011	1,676	852	631
Manager	1,800	1,500	762	565
Senior consultant	1,164	970	402	395

Max.	Min.
2,011	631
1,800	565
1,164	395

Blended[3]
517 – 1,609

✓

Telecom Italia average rates[4] at 13th amendment consulting services

In € / man-day

TELECOM ITALIA

	In Italy	In Brazil	% travel
Senior manager	1,150	1,745	
Manager	705	1,341	26%
Senior consultant	519	1,172	

Blended
1,305
871
690

Blended[3]
918[3]

1. Considering 12/31/2018 exchange rates: 1 EUR = 0.847 GBP = 4.500 BRL, may be impacted by +/- 10% exchange rate
2. Taxes excluded
3. 27% Senior manager, 34% Manager, 39% Consultant

Source: ADVISIA OC&C analysis

1 Consulting – Market Price Comparison

Taking a deeper look within Brazilian prices, Telecom Italia's rates are closer to strategic than management consulting prices

A1 **Comparison between consulting firms pricing[1,2] and Telecom Italia**

In € / man-day


Multinational strategic consulting[1,2]
Multinational management consulting[1,2]
Telecom Italia[3]
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
Player E
Player F
Player G
Player H
Player E
Player F
Player G
Player H
Player E
Player F
Player G
Player H
Senior consultant
Manager
Senior manager

Telecom Italia pricing in Brazil

- Prices competitive with most multinational strategic consulting (Ex: OC&C, Mckinsey, BCG, Oliver Wyman, Bain, etc)
- 10-20% more expensive than multinational management consulting firms (Ex: Accenture, Delloite, KPMG, Ernst Young, etc)

1. Considering 12/31/2018 exchange rates: 1 EUR = 0.847 GBP = 4.500 BRL, may be impacted by +/- 10% exchange rate
2. Taxes excluded

Source: ADVISIA OC&C analysis

Telecom Italia's IT service rates are within IT professional teams price range both in Brazil and in Italy

A2 Comparison between Telecom Italia's IT rate, Italian and Brazilian blended man-day rates[1,2]
In € / man-day

Italy

Min.	Max.
375	574

✓

Brazil

Min.	Max.
231[3]	498[3]

✓

Telecom Italia prices for IT services on 13nd amendment
In € / man-day

	In Italy	In Brazil	% travel
IT professional	430	1,087	8%

	Blended
IT professional	484

Price diagnosis

- Telecom Italia's rates are within benchmark ranges but at the upper limit in Brazil due to some Outsourcing and Plug & Play projects charged as Corporate / Network for software services (development, maintenance and support). Example of projects:
  - RA – On site Support DigiRA
  - Timplan/Erato improvements

Telecom Italia's software support services are aligned with the European and Brazilian prices

1. Considering 12/31/2018 exchange rates: 1 EUR = 0.847 GBP = 4.500 BRL, may be impacted by +/- 10% exchange rate
2. Taxes excluded – usually payed by service provider
3. Junior team composed of Júnior Project Manager and Júnior specialists / Senior team, composed of Project Manager and Senior Specialists

Source: ADVISIA OC&C analysis

Telecom Italia travel expenses for consultants are ~19% above researched costs, mainly on lodging and daily expenses; total contract impact of 0.15M €

A3 Additional travel expenditures benchmarks

	Benchmarks		
	Research tool	Specifications	Avg Daily Value (€)
Lodging	Booking.com	4+ stars hotels in Rio de Janeiro	120
Travel tickets	Google Flights	Executive weekly flights to from Rome to Rio	360
Daily expenses		Food and taxi	110[1]
Total			590

Daily travel expenses
In € per day


+19%
590
40
70
120
360
Research
700
80
90
170
360
Telecom Italia
Others (taxi)
Food
Lodging
Travel
An agreement with Alitalia might reduce travel expenses in c.20%, saving 0.2M € in 13th Amendment value

1. Considering 30 euros for Taxi and 40 euros per meal
Source: ADVISIA OC&C analysis

For clearer diagnosis, we have covered 83% of total CSA expenditures with TIM Brasil's management team interviews

B1 2020/21 – 13th contractual amendment scope
In k €


9,649
1,681
7,968
(83%)
Interviewed
Not interviewed
Total
# of projects
38
22
60

Internal area	Number of respondents
Network	13
Corporate	2
IT	3

Source: ADVISIA OC&C analysis

Interviews on projects have shown that Telecom Italia has technologies and know-how that distinguish from the market

B1 Projects perception based on internal interviews

Not exhaustive

	Topics discussed	Internal team perception	
Consulting	• Revenue assurance • Digital security and risk management • Network engineering • Architecture innovations • Solutions for QoS and KPI control	*"Telecom Italia's consulting services point out technical and procedural lags in TIM Brasil and, from there, we are able to structure improvements."* **Executive manager**	*"An improvement possibility on CSA projects is defining clear deliverables per project beforehand – technical reports, workshops, etc."* **Executive manager**
Outsourcing & other services	• Technical specifications for software implementation • Systems improvements and support • License management • Network testing labs	*"Telecom Italia's network is more technologically advanced, so following its steps towards modernization and virtualization is a great guideline to improve our positioning."* **Executive manager**	*"When providing tests and technical support, Telecom Italia's experts share fixed broadband experience that is vital to TIM Fiber in Brazil."* **Engineering manager**
Plug & Play	• Interconnection billing tool	*"Using Telecom Italia's tools simplifies software implementation and maintenance, skipping most of the development steps."* **Executive manager**	

Source: ADVISIA OC&C analysis

Although most project prices have decreased compared to previous contract, some renewed projects had a price growth mainly due to increased scope

B2 Projects price behavior YoY[1,2]

In k €
(# of projects)

	Decrease	Increase
Consulting	-977 (26)	+445 (3)
Outsourcing & other services	-743 (10)	+41 (1)
Plug & Play	-333 (1)	- (0)
Total	**-2,053 (37)**	**+486 (4)**

Renewal with largest expenditures growth YoY

Preliminary

In k €



2019/20
2020/21
Revenue Assurance
600
840
+240
IT & Security Compliance
210
389
+179
ICT Security & ICT Risk Management Support
385
410
+25
Sentinel: Automation of DC Configuration
142
183
+29%

1. Comparison between 2019/20 and 2020/21 contracts
2. Considering exclusively renewed projects

Source: ADVISIA OC&C analysis

In turn, new projects included in contract, with workflow yet to be defined, despite few in quantity, are quite representative in total value

B2 Breakdown of contract by new/old projects

In k €


9,649
4,457
46.2%
5,192
53.8%
13th Amendment
New projects
Renewed projects
60
17
43

Expenditures with new projects

Preliminary

4,457 k € in 17 new projects, 7 times larger than 12th amendment with 555 k €

77% of new projects value is concentrated in **3 projects**

62% of new projects are tools or software solutions and support services

Top 5 projects in value

In k €


New projects
Renewals
Testing Automation
1,250
Cyber Security Projects and Solutions Sharing
1,175
Risk Management Process Implementation
1,000
Revenue Assurance
840
ICT Security & Risk Management
410

Source: ADVISIA OC&C analysis

Project deliverables are defined during contract and according to TIM Brazil needs

B3 Breakdown of contract by deliverables
In k €


9,649
14
2,708
Technical report
16
3,190
System upgrades & support[1]
30
3,751
Intangible

Comments

- Reports delivery foreseen in contract or agreed verbally with the areas involved
- Deliverables can include technical diagnoses, process restructuring guidelines, test results, etc.

- Deliverables are the proposed systems in operation, with all improvements and support foreseen by the contract
- Training of TIM Brasil areas responsible for operating the systems must also be considered

- Project deliverables are defined according to the contract and stakeholders/areas timing

1. Software licenses included
Source: ADVISIA OC&C analysis

12 – 13th Amendment to the Cooperation and Support Agreement

THIRTEENTH AMENDMENT

TO THE

COOPERATION AND SUPPORT AGREEMENT

THIRTEENTH AMENDMENT TO THE COOPERATION AND SUPPORT AGREEMENT

This Thirteenth Amendment to the Cooperation and Support Agreement (the "**Thirteenth Amendment**") is made this [----] day of April 2020, by and between:

TIM S.p.A., a company incorporated in the Republic of Italy, with registered office at Via Gaetano Negri, 1, 20123 Milan, Italy, tax code, VAT number and registration with the Milan Business Register 00488410010, share capital of euro 11,677,002,855.10 fully paid up (hereinafter referred to as "TI")

and

TIM S.A., a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Fonseca Teles, nº 18, A30, bloco B, térreo, Bairro São Cristóvão, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.421.421/0001-11, (hereinafter referred to as "**TIM S.A.**"), and **Tim Participações S.A.**, a corporation organized under the laws of the Federative Republic of Brazil, with its head office located in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. João Cabral De Mello Neto, nº 850, Torre Norte, 12º andar, sala 1212, Barra da Tijuca, Brazil, registered with Nacional Register of Legal Entities (CNPJ) under number 02.558.115/0001-21, (hereinafter referred to as "**TIM PART**");

For the purposes hereof TI, TIM S.A. and TIM PART shall each individually be referred to as a "**Party**" and collectively be referred to as the "**Parties**".

WHEREAS, TI, TIM CELULAR, TIM PART and TIM Nordeste S.A., as of the 30th of May 2007, executed the Cooperation and Support Agreement (the "**Cooperation and Support Agreement**") for the provision of different kind of services and/or the granting of software licenses, by TI to TIM CELULAR and TIM Nordeste S.A., in the areas of *inter alia* Network, Information Technology and Marketing and Sales;

WHEREAS, on the 8th April 2008, the 22nd of April 2009, the 25th of May 2010, the 6th of May 2011, the 24th of April, 2012, the 2nd of January 2014, 14th of April 2015, 28 th of April 2016, 26th of April 2017, 30th of April 2018 TI, TIM CELULAR, TIM Nordeste S.A. (this latter only with respect to the First Amendment and the Second Amendment) INTELIG Telecomunicações Ltda (starting from the Fifth Amendment and starting from the Eleventh Amendment denominated TIM S.A.), TIM Fiber SP Ltda, TIM Fiber RJ S.A. (these last two companies only with respect to the Fifth Amendment) and TIM PART entered into, respectively, a First Amendment, Second Amendment, Third Amendment, Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment, Eighth Amendment, Ninth Amendment, Tenth Amendment and Eleventh Amendment to the

Cooperation and Support Agreement, and on the 28th of March 2019, TI, TIM S.A. (formerly denominated Intelig Telecomunicações Ltda and successor by incorporation of TIM CELULAR S.A.) and TIM PART entered into the Twelfth Amendment to the Cooperation and Support Agreement, whereby they agreed upon to extend the Term of the Cooperation and Support Agreement from its Initial Term until 30th of April 2020 and determined the Road Map applicable for the years 2008, 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, 2018,2019 and 2020;

WHEREAS, effective as of the 30th of December 2009, INTELIG became a wholly owned subsidiary of TIM PART and therefore a company indirectly controlled by TI;

WHEREAS, effective as of the 31st of December, 2009, TIM Nordeste S.A. has been merged into its direct controlling company TIM CELULAR;

WHEREAS, on the 31st of October, 2011, TIM CELULAR acquired the full Control over TIM Fiber SP Ltda. and TIM Fiber RJ S.A., which became therefore companies indirectly controlled by TI;

WHEREAS, on the 29th of August, 2012, TIM Fiber SP Ltda and TIM Fiber RJ S.A. have been merged into their controlling company TIM CELULAR;

WHEREAS, on the 26th of July 2017 Intelig Telecomunicações Ltda has been subject to a corporate transformation from a LTDA company into a S.A. company, also duly organised under the laws of the Federative Republic of Brazil, and also changing its company name in "**TIM S.A.**";

WHEREAS, effective as of the 31st of October, 2018 TIM CELULAR has been merged in TIM S.A.;

WHEREAS, according to the Twelfth Amendment to the Cooperation and Support Agreement, the Term of the Agreement shall expire on 30th of April 2020;

WHEREAS, TIM S.A. and TIM PART are willing to continue availing of TI's support and expertise, being provided by TI with services support and license in some core areas of the telecommunication business also beyond the above mentioned expiration date, by further extending the Term of the Cooperation and Support Agreement for an additional twelve months period;

WHEREAS, the further extension of the Term of the Cooperation and Support Agreement as contemplated herein has been duly authorised by each Party's corporate bodies and competent officers, in compliance with the best corporate governance rules and practice to them applicable;

NOW, THEREFORE, the Parties hereto, in consideration of the foregoing premises which form an integral and substantial part of this instrument, agreed to execute this Thirteenth Amendment to the Cooperation and Support Agreement under the following terms and conditions.

1. **Definitions and Interpretation.**

1.1 The definitions contained in the Cooperation and Support Agreement and its Annexes shall apply to this Thirteenth Amendment (except where any term is specifically defined herein or the context otherwise requires).

1.2 This Thirteenth Amendment modifies the Cooperation and Support Agreement according to the terms and conditions set forth below. Except as expressly provided in this Thirteenth Amendment, no other term or condition set forth in the Cooperation and Support Agreement and its Annexes is modified, amended or altered by this Thirteenth Amendment.

1.3. Each reference in the Cooperation and Support Agreement or hereunder to "this Agreement", "hereunder", "hereof", "herein" or words of like import referring to the Cooperation and Support Agreement, shall mean and be a reference to the Cooperation and Support Agreement as amended pursuant to this Thirteenth Amendment.

1.4 Each reference in the Agreement to "Company" or "Companies" shall mean a reference, individually or collectively, as the case may be, to TIM S.A. and TIM PART.

1.5 Each reference in the Agreement to "Party" or "Parties" shall mean a reference, individually or collectively, as the case may be, to TI, TIM S.A. and TIM PART.

2. **Amendment to the Agreement.**

2.1.1 Extension of the Term of the Agreement. The Parties hereby agree to extend the Term of the Agreement, which shall expire on the 30th of April 2020, by establishing that the Agreement shall continue in full force and effect for a further twelve months period, until 30th April 2021 (the "**Extended Term**").

2.2 Projects' Price Cap for the Extended Term. The Parties agree to amend sub-section 5.1 of the Agreement setting forth that, during the Extended Term the Projects to be agreed upon between the Parties in connection with the Agreement shall not exceed the total amount of € 9.649.214 (nine million six hundred forty nine thousand two hundred fourteen Euros) the "**Projects' Price Cap for the Extended Term**").

2.3 Road Map for the Extended Term. Prior to the execution of this Thirteenth Amendment, the Companies have been provided by TI with a new Road Map which relates to the Extended Term, aiming at allowing the identification and evaluation of the possible Projects that the Companies may elect to pursue during the Extended Term. Such new Road Map for the Extended Term, has been further implemented in consultation between TI and the Companies and, by the execution of this Thirteenth Amendment, it is finally agreed between the Parties in the version which is enclosed hereto as Annex I ("**Road Map for the Extended Term**"). The Road Map for the Extended Term will be used for the purposes set out in Section 3.1.1 of the Agreement.

2.4 For the Extended Term agreed herein, each reference in the Agreement to the terms "Projects' Price Cap", "Road Map", "Term" and "Annex VII", shall be intended as a reference made to "Projects' Price Cap for the Extended Term", "Road Map for the Extended Term", "Extended Term" and "Annex I", respectively, as defined in this Thirteenth Amendment.

2.5 Notwithstanding anything to the contrary contained in the Cooperation and Support Agreement and in particular in Section 3.8 thereof, the Parties hereby acknowledge and agree that certain Projects may be performed by certain TI's Affiliates and/or certain third parties (other than the Companies) and their personnel, as subcontractors of TI, provided however that TI will remain fully and entirely responsible for any and all activities performed by such Affiliates and/or such third parties.

2.6 The Parties acknowledge and agree that, for all that is not expressly provided in this Thirteenth Amendment to the contrary, the provisions contained in the Agreement shall remain in full force and effect and shall apply.

3. **Governing Law.**

This Thirteenth Amendment shall be governed by the laws of Italy. The provisions of Section 10 of the Cooperation and Support Agreement shall apply to this Thirteenth Amendment and are incorporated herein by reference, *mutatis mutandis*.

____

TIM S.P.A.
By:
Title:

____

TIM S.A. By:
Title:

____

TIM PARTICIPAÇÕES S.A.
By:
Title:

Witnesses:

___________________________	___________________________
By	By

13 – Attachment 14 of CVM Instruction No. 481/09 - Capital Increase Proposal

MANAGEMENT PROPOSAL

ORDINARY AND EXTRAORDINARY GENERAL MEETING OF APRIL 7, 2020

ATTACHMENT 14 OF CVM INSTRUCTION No. 481/09 - CAPITAL INCREASE PROPOSAL

1. Inform the amount of the capital increase and the new capital stock

A capital increase in the amount of R$ 1,644,012,552.52 (one billion, six hundred and forty-four million, twelve thousand, five hundred and fifty-two reais and fifty-two centavos) is proposed, by capitalizing a portion of the supplementary reserve for the expansion of social businesses, provided for in the second paragraph of Article 46 of the Bylaws.

As a result of the increase, capital of the Company will be R$ 11,557,426,974.26 (eleven billion, five hundred and fifty-seven million, four hundred and twenty-six thousand, nine hundred and seventy-four reais and twentysix cents)[1] divided into 2,421,032,479 (two billion, four hundred and twenty one million, thirty-two thousand, four hundred and seventy-nine) common shares, all registered, book-entry and without par value.

2. Capital will be increased by which of the following: (a) conversion of debentures into shares; (b) exercising subscription rights or subscription warrants; (c) capitalization of profits or reserves; or (d) subscription of new shares

The capital increase will be carried out through capitalization of part of the supplementary reserve for the expansion of social businesses, provided in the second paragraph of Article 46 of the Bylaws. No new shares will be issued as a result of the capital increase.

[1] Disregards the funding costs indicated in Note 25 to the Company's Financial Statements for the year ended in 12/31/2019.

3. Explain, in detail, reasons behind the increase in capital stock and the legal and economic implications thereof

According to the second paragraph of the Article 46 of the Bylaws, the reserve for the expansion of social businesses cannot exceed 80% (eighty percent) of the share capital and

In view of the, proposal for net income destination for the fiscal year of 2019, the statutory reserve will reach the amount of R$ 9,537,051,039.51 (nine billion, five hundred and thirty-seven million, fifty-one thousand, thirty-nine reais and fifty-one cents), which exceeds the statutory limit of 80% (eighty percent) of the Company's share capital. Therefore, it became necessary to suggest to the shareholders the distribution of additional dividends or the capitalization of a portion of said reserve.

In this context, considering that the proposal for net income destination for the fiscal year of 2019 already contemplates the payment to shareholders of amounts that exceed the minimum mandatory dividend provided for in article 46, first paragraph, item II, of the Bylaws, is proposed the capitalization of portion of the statutory reserve, in the amount of R$ 1,644,012,552.52 (one billion, six hundred and forty-four million, twelve thousand, five hundred and fifty-two reais and fifty-two centavos).

The increase will be made without issuing new shares. Thus, there will be no dilution of the shareholders, or any change in their equity or political rights.

4. Provide a copy of the fiscal council's report, if applicable

In a meeting held on March 5, 2020, the Company's Fiscal Council expressed itself in favor of the capital increase. A copy of the Fiscal Council's Opinion is attached to this Proposal as Item 13.

5. In the event of a capital increase through subscription of shares

Not applicable.

6. **In the event of a capital increase through capitalization of profits or reserves**

   a. **Inform whether it will change the face value of the shares, if any, or distribute new shares among the shareholders**

      The Company's shares have no par value. Therefore, the capital increase will not imply a change in the par value of the shares.

      The capital increase will be carried out without issuing new shares.

   b. **Inform whether the capitalization of profits or reserves will be made with or without changing the number of shares, in companies with shares with no par value**

      There will be no issuance of new shares as part of the capital increase. Therefore, there will be no change in the number of shares of the Company.

   c. **In case of distribution of new shares**

      Not applicable.

   d. **Inform the term provided for in § 3 of art. 169 of Law 6,404, of 1976**

      Not applicable.

   e. **Inform and provide the information and documents provided for in item 5 above, when applicable**

      Not applicable.

7. **In the event of a capital increase by converting debentures into shares or by exercising subscription warrants**

   Not applicable.

14 – Opinion of the Fiscal Council on the Capital Increase Proposal

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

FISCAL COUNCIL'S OPINION

The Fiscal Council, in compliance with legal and statutory provisions, examined the Management's Proposal of TIM Participações S.A. ("Company"), and, based on examinations conducted in accordance with the legal provisions, the information provided and the clarifications received, is of the opinion that: (i) the Management's Proposal for the allocation of results related to the year of 2019 and the distribution of dividends by the Company, originally presented on February 11th, 2020 and resubmitted on this date; and (ii) the Management's Proposal of capital increase, without issuance of new shares, in the amount of R$1,644,012,552.52 (one billion, six hundred and forty-four million, twelve thousand, five hundred and fifty-two Reais and fifty-two cents), through capitalization of portion of the supplementary reserve for the expansion of social business, provided for in the second paragraph of Article 46 of the Company's Bylaws, are all in conditions to be submitted to the Annual and Extraordinary Shareholders Meeting.

Rio de Janeiro, March 5th, 2020.

WALMIR KESSELI
Chairman of the Fiscal Council

JARBAS T. BARSANTI RIBEIRO
Member of the Fiscal Council

ELIAS DE MATOS BRITO
Member of the Fiscal Council

15 – Comparative table of the By-laws

TIM PARTICIPAÇÕES S.A.
PROPOSE OF BY-LAWS' AMENDMENTS

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
CHAPTER I THE COMPANY'S CHARACTERISTICS		
Section 1 – TIM PARTICIPAÇÕES S.A. (the "**Company**") is a publicly-held stock corporation, governed by these By-laws and by the applicable legislation.	UNCHANGED	N/A
Section 2 – The purpose of the Company is to:	UNCHANGED	N/A
I. Hold interest in the capital of companies that explore any type of telecommunications services, in the terms and conditions provided for in the relevant permits, authorizations or concessions, of companies that develop activities that are necessary or useful to the provision of such services, or of companies that provide Internet connection services, value added services and Internet application services;	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
II. Promote, through its controlled or affiliated companies, the expansion and implementation of any type of telecommunications services, in the terms and conditions provided for in the relevant permits, authorizations or concessions;	UNCHANGED	N/A
III. Promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies;	UNCHANGED	N/A
IV. Promote and incentive study and research activities for the development of any type of telecommunications services, as well as of Internet connection services, other value added services and Internet application services;	UNCHANGED	N/A
V. Provide, directly or through controlled or affiliated companies, services related to the telecommunications industry;	UNCHANGED	N/A
VI. Promote, incentive and coordinate, through controlled or affiliated companies, the education and training of the staff required by the telecommunications industry in general;	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
VII. Perform or promote the import of goods and services for the controlled or affiliated companies;	UNCHANGED	N/A
VIII. Engage in any other activities related or akin to its purpose; and	UNCHANGED	N/A
IX. Hold interest in the corporate capital of other companies.	UNCHANGED	N/A
Section 3 – The Company is headquartered and its forum is based in the city and State of Rio de Janeiro, at Avenida João Cabral de Melo Neto, No. 850, North Tower, 12th floor – Room 1212, Barra da Tijuca, upon resolution of its Board of Directors, the Company may open and close branches and offices anywhere in Brazil or abroad.	**Section 3 –** The Company is headquartered and its forum is based in the city and State of Rio de Janeiro., at Avenida João Cabral de Melo Neto, nº 850, North Tower, 12th floor – Room 1212, Barra da Tijuca upon resolution of its Board of Directors, the Company may open and close branches and offices anywhere in Brazil or abroad. The Company, upon resolution of its Board of Officers, may establish or amend the headquarter's address, as well as open, transfer, or close branches, agencies, warehouses, offices and any other establishments anywhere in Brazil or abroad.	Adjustments of wording to modify the rule related to the address of the Company's headquarter, granting this role to the Board of Officers. This amendment aims to facilitate and speed any necessary changes in the Company's headquarter. There's no prevision of legal or economic effects.
Section 4 – The duration term of the Company is indeterminate.	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
CHAPTER II **CAPITAL STOCK**		
Section 5 – The subscribed and fully-paid capital stock is of nine billion eight hundred eighty six million eight hundred eighty six thousand five hundred and ninety-three Brazilian Reais and forty six cents (R$ 9,886,886,593,46) divided into two billion four hundred seventeen million six hundred thirty-two thousand six hundred forty-seven (2,417,632,647) common shares all nominative, book-entry and with no-par value.	**Section 5** – The subscribed and fully-paid capital stock is of ~~nine billion eight hundred eighty six million eight hundred eighty six thousand five hundred and ninety three Brazilian Reais and forty six cents (R$9,886,886,593,46)~~ <u>eleven billion, five hundred and fifty seven million, four hundred and twenty six thousand, nine hundred and seventy four Reais and twenty six cents (R$11.557.426.974,26)</u> divided into ~~two billion four hundred seventeen million six hundred thirty two thousand six hundred forty seven (2,417,632,647)~~ <u>two billion, four hundred twenty one million, thirty two thousand and four hundred seventy nine (2,421,032,479)</u> common shares all nominative, book-entry and with no-par value.	Mandatory adjustment of wording to reflect raises of capital stock approved by the Board of Directors, up to the limit of the authorized capital stock, in order to comply with the Long Term Incentive Plans – *Stock Option Plans* and possible accounting adjustments to be approved by the Shareholders' Meeting.
Sole Paragraph – The Company shall not issue preferred shares.	~~**Sole Paragraph** – The Company shall not issue preferred shares.~~	Exclusion in order to simplify the Company's By-Laws, due to *Regulamento do Novo Mercado,* in force, doesn't predict it.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Section 6 – Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.	UNCHANGED	N/A
Section 7 – The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion four hundred and fifty thousand million (4,450,000,000) common shares.	UNCHANGED	N/A
Paragraph One – Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may grant stock options to its officers, employees or any individuals that render services to the Company or its controlled companies, as per the plan approved by the General Shareholders' Meeting.	**Paragraph One –** Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may, upon the Board of Directors' resolutions, grant stock options or subscription of shares to its officers, employees or any individuals that render services to the Company or its directly or indirectly controlled companies, as per the plan approved by the General Shareholders' Meeting.	Mere adjustment of wording.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Paragraph Two – Within the limits of the authorized capital set forth in the caput section of Section 7, the Board of Directors may decide on the issuance of debentures and convertible debentures.	**Paragraph Two** – Within the limits of the authorized capital set forth in the caput section of Section 7, the Board of Directors may decide on the issuance of ~~debentures and~~ convertible debentures.	Adjustments of *Regulamento do Novo Mercado*: Exclusion of mention to debentures, since the authorized capital stock only should encompass securities convertible into shares.
Section 8 – The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in section 35, paragraph 3rd of Law No. 6,404, of December 15, 1976 ("Law 6,404/76").	UNCHANGED	N/A
CHAPTER III **SHAREHOLDERS' MEETING**		
Section 9 – The Shareholders' Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Section 10 – The following are exclusive powers of the Shareholders' Meeting:	UNCHANGED	N/A
I. to amend the By-laws;	UNCHANGED	N/A
II. To decide on the appraisal of assets given by shareholders to pay up capital stock;	UNCHANGED	N/A
III. To decide on the Company's transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;	UNCHANGED	N/A
IV. To suspend the rights of shareholders that do not comply with their duties imposed by law or by these By-laws or the Novo Mercado Listing Rules (the "**Novo Mercado Rules**") published by BM&FBOVESPA S.A. – Brazilian Securities, Commodities and Futures Exchange ("**BM&FBOVESPA**");	IV. To suspend the rights of shareholders that do not comply with their duties imposed by law or by these By-laws or the Novo Mercado Listing Rules (the "**Novo Mercado Rules**") ~~published by BM&FBOVESPA S.A. – Brazilian Securities, Commodities and Futures Exchange ("**BM&FBOVESPA**")~~ disclosed by B3 S.A. – Brasil, Bolsa, Balcão ("**B3**");	Adjustments of *Regulamento do Novo Mercado:* Adjustments of wording only to reflect the new denomination of Brazilian Stock Exchange: B3 S.A.
V. To elect and remove, at any time, the members of the Board of Directors and the members of the Fiscal Council;	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
VI. to determine the global or individual remuneration of the members of the Board of Directors, Board of Executive Officers and members of the Fiscal Council;	UNCHANGED	N/A
VII. to annually take the accounts of the management and decide about the financial statements submitted by the management;	UNCHANGED	N/A
VIII. to decide whether the Company shall file a civil liability law suit against the management for losses in the Company's assets, as provided in section 159 of Law No. 6,404/76;	UNCHANGED	N/A
IX. to resolve in compliance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained;	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
X. decide on the cancellation of the Register of Publicly-Held Company before the Securities and Exchange Commission of Brazil ("**CVM**");	~~X. decide on the cancellation of the Register of Publicly-Held Company before the Securities and Exchange Commission of Brazil ("**CVM**");~~	Adjustments of *Regulamento do Novo Mercado:* The *Regulamento do Novo Mercado*, in force since January 2nd, 2018, doesn't require the Shareholders' Meeting resolution to the cancellation of the Register. Exclusion, in order to make the regular activities of the Company more flexible.
XI. decide on the delisting of the Company from the Novo Mercado listing segment ("**Novo Mercado**") of BM&FBOVESPA;	~~XI. decide on the delisting of the Company from the Novo Mercado listing segment ("**Novo Mercado**") of BM&FBOVESPA;~~	Adjustments of *Regulamento do Novo Mercado:* The *Regulamento do Novo Mercado*, in force since January 2nd, 2018, doesn't require the Shareholders' Meeting resolution to delisting of the Company. Exclusion, in order to make the regular activities of the Company more flexible.
XII. choose a company specialized in corporate appraisals to prepare an opinion concerning the appraisal of the Company's shares in the event of cancellation of Publicly-Held Company Register or delisting from the Novo Mercado as set forth in Article VIII of these By-laws, among the companies	~~XII. choose a company specialized in corporate appraisals to prepare an opinion concerning the appraisal of the Company's shares in the event of cancellation of Publicly-Held Company Register or delisting from the Novo Mercado as set forth in Article VIII of these By-laws, among~~	Adjustments of *Regulamento do Novo Mercado:* The choice of the appraiser by the minority shareholders was replaced by the quorum for acceptance of the Outgoing Public Offering and the possibility of a second report.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
indicated in the triple list of companies established by the Board of Directors under Section 22, XXVI, below; and,	~~the companies indicated in the triple list of companies established by the Board of Directors under Section 22, XXVI, below; and,~~	Exclusion, in order to make the regular activities of the Company more flexible.
XIII. to previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.	X~~III~~. to previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.	Renumbered to item X.
INCLUSION	**Sole Paragraph** – The reimbursement amount due to dissenting shareholders, who exercise the right of withdrawal in the cases provided for in the Law No. 6,404/76, is determined by	Suggestion of inclusion of reimbursement amount to dissenting shareholders, pursuant to article 45 of Law Nº 6,404/76.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
	dividing the value of net equity, as provided in the latest financial statements approved by the Shareholders' Meeting, by the total number of shares issued by the Company, excluding treasury shares.	
Section 11 – The Shareholders' Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law No. 6,404/76.	UNCHANGED	N/A
Section 12 – The Shareholders' Meeting shall be opened and presided over by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, or by an attorney-in-fact expressly appointed by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, with specific authority for such purpose. The Chairman of the Shareholders' Meeting shall appoint the Secretary.	UNCHANGED	N/A
Sole Paragraph – In order to prove the shareholder status, it will be observed the provision of section 126 of Law No. 6,404/76; holders of uncertified or	**Paragraph One** ~~**Sole Paragraph**~~ – In order to prove the shareholder status, it will be observed the provision of section 126 of Law	Renumbered to Paragraph One.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
deposited shares shall deposit with the Company's head-office, no later than two (2) working days before the shareholders' meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the shareholders' meeting.	No. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company's head-office, no later than two (2) working days before the shareholders' meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the shareholders' meeting.	
INCLUSION	**Paragraph Two** – Notwithstanding the provisions above, the shareholder who attends the Shareholders' meeting provided with the documents referred to in Paragraph One above, until the time of the beginning of the meeting, may participate and vote, even if he has not presented the documents previously.	Adjustments of *Comissão de Valores Mobiliários ("CVM")*: The inclusion of this paragraph is important to assure the essential right of the shareholders to participate in the Shareholders' meeting. In this sense, the Article 5º, Paragraph 2º, Instruction of CVM ("ICVM") nº 481/09 establishes that the shareholder who attends the Shareholders' meeting with the required documents may participate and vote, even if he has not presented the documents previously.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Section 13 – The Shareholders' Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.	UNCHANGED	N/A
Paragraph One – The minutes shall be recorded as a summary of the facts, including dissents and protests.	UNCHANGED	N/A
Paragraph Two – Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.	UNCHANGED	N/A
Section 14 – Annually, within the first four months following the end of the fiscal year, a annual Shareholders' Meeting shall be convened to: I. take the management accounts; examine, discuss and vote the financial statements; II. decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
III. elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.		
Section 15 – A Special Shareholders' Meeting shall be convened whenever the Company interests so require.	UNCHANGED	N/A
Section 16 – The shareholders shall exercise their voting rights in the Company's interests.	UNCHANGED	N/A
CHAPTER IV COMPANY MANAGEMENT		
SECTION I GENERAL RULES		
Section 17 – The Company shall be managed by the Board of Directors and by the Board of Executive Officers.	UNCHANGED	N/A
Paragraph One – The Board of Directors, as a decision body, shall carry out the high management of the Company.	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Paragraph Two – The Board of Executive Officers is the Company's representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 10, 22 and 32 of these By-laws are observed.	UNCHANGED	N/A
Paragraph Three – The duties and powers vested by law on each management body cannot be assigned to another.	UNCHANGED	N/A
Paragraph Four – The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively.	UNCHANGED	N/A
Paragraph Five – The members of the Board of Directors and of the Board of Executive Officers are released from providing a pledge as guarantee of their term of office.	UNCHANGED	N/A
Section 18 – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Executive Officers' Meetings, as the case may be.	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Sole Paragraph – The member of the Board of Directors or the member of the Board of Executive Officers shall take office only after the execution of Statement of Consent from Senior Managers under the Novo Mercado Rules and the compliance with any applicable legal requirements.	**Sole Paragraph** – The member of the Board of Directors or the member of the Board of Executive Officers, shall take office only after the execution of ~~Statement of Consent from Senior Managers~~ the term of office, which shall encompass his/her subjection to the arbitration clause referred to in Section 49 of these By-Laws, ~~under the Novo Mercado Rules and the compliance with~~ pursuant to any applicable legal requirements.	Adjustments of *Regulamento do Novo Mercado:* Adjustment of wording to comply with the provisions of the *Regulamento do Novo Mercado*, which encompass the subjection to the arbitration clause in the term of office, as well as provide the exclusion of the Statement of Consent from Senior Managers, no longer necessary.
Section 19 – At the taking of office, the Company's Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company's Code of Ethics and Conduct and of the Manual on the Policy for Disclosure and Use of Information and Securities Trading.	**Section 19** – At the taking of office, the Company's Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company's Policies and Code of Ethics and Conduct. ~~and of the Manual on the Policy for Disclosure and Use of Information and Securities Trading.~~	Mere adjustment of wording.
Section 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the instrument	**Section 20** – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the terms of office provided in these By-	Adjustment of wording, to reflect the waiver of the Statement of Consent from Senior Managers, no longer required by the *Regulamento do Novo Mercado*, besides the exclusion of the rule regarding the absent

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
of appointment or the Statement of Consent from Senior Managers within the thirty (30) days as of its election or is absent from exercising its duties for more than thirty (30) consecutive days or ninety (90) non-consecutive days during the term of office, everything with no just cause, at the discretion of the Board of Directors.	laws the instrument of appointment or the Statement of Consent from Senior Managers within the thirty (30) days as of its election, or is absent from exercising its duties for more than thirty (30) consecutive days or ninety (90) non-consecutive days during the term of office, everything with no just cause, at the discretion of the Board of Directors.	from exercising duties, without practical application.
Paragraph One – The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filing of the document of resignation with the Board of Trade and its publication.	UNCHANGED	N/A
Paragraph Two – Should any position in the Board of Directors be vacant, the other Board members shall appoint an alternate member, who shall remain in office until the next General Shareholders' Meeting. The alternate elected by the General Shareholders' Meeting shall remain in	**Paragraph Two –** Should any position in the Board of Directors be vacant, including the position of Chairman of the Board of Directors, the other Board members, upon decision of the majority of members, shall appoint an alternate member, who shall remain in office until the	Adjustment for the "*Informe de Governança Corporativa – IGC*", already encompassed by the Board of Directors Internal Rulings, approved on July 30th, 2019.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
office for the remaining period of the replaced member's term of office.	next Shareholders' Meeting. The alternate elected by the Shareholders' Meeting shall remain in office for the remaining period of the replaced member's term of office.	
Paragraph Three – The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.	UNCHANGED	N/A
Section 21 – Managers shall serve a unified term of two (2) years, with reelection allowed.	UNCHANGED	N/A
Sole Paragraph – The terms of office of the Managers shall be extended until the instatement of their elected successors**.**	UNCHANGED	N/A
SECTION II BOARD OF DIRECTORS		
Section 22 – In addition to the duties provided by law, the Board of Directors is responsible for:	UNCHANGED	N/A
I. approving and following up the Company's annual budget and the Company's goals action	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
plan and business strategy plan for the period covered by the budget of the Company and its controlled companies;		
II. deciding on the issuance of shares, convertible debentures and non-convertible debentures within the limits of the authorized capital stock as per Section 7 of the present By-laws, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or in a public tender offer for the acquisition of control under the terms set forth by law and the Novo Mercado Rules;	II. deciding on the issuance of shares and, convertible debentures, within the limits of the authorized capital stock as per Section 7 of the present By-laws, as well as non-convertible debentures, ~~within the limits of the authorized capital stock as per Section 7 of the present By-laws,~~ and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or exchange for shares in a public tender offer for the acquisition of control under the terms set forth by law and the applicable legislation ~~the Novo Mercado Rules~~;	Adjustments of *Regulamento do Novo Mercado*: Provision that only issuance of securities convertible into shares are related to authorized capital stock. Additionally, it was recommended to exclude the reference to the *Regulamento do Novo Mercado*, considering that these matters are not mentioned there, but in accordance to the article 172, II, of Law nº 6,404/76.
III. authorizing the issue of commercial papers for public offering;	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
IV. deciding, when so empowered by the Shareholders' Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures;	UNCHANGED	N/A
V. authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;	UNCHANGED	N/A
VI. deciding on the approval of a program of depository receipts issued by the Company;	UNCHANGED	N/A
VII. deciding on the purchase or sale, in whole or partially, by the Company or by its controlled companies, of interest in capital stock of other companies, as well as of participation in joint venture that require the incorporation of a new company;	UNCHANGED	N/A
VIII. authorizing the exchange of shares and other securities, as well as the waiver of preemptive	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;		
IX. authorizing the creation or liquidation of subsidiary companies or controlled companies;	UNCHANGED	N/A
X. authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders' agreements;	UNCHANGED	N/A
XI. deciding on the submission to the General Shareholders' Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, subject to the provisions in Section 10, item XIII, of these By-Laws;	XI. deciding on the submission to the General Shareholders' Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, subject to the provisions in Section 10, item X~~III~~, of these By-Laws;	Adjustment of wording to align the reference.
XII. decide on the execution of agreements of any nature, except for those mentioned in Section 10,	XII. decide on the execution of agreements of any nature, except for those mentioned in	Adjustment of wording to align the reference, and suggestion of new financial

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
item XIII, of these By-Laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control of the controlling companies of the latter, or parties related to the Company, on the other side, involving amounts equal to or exceeding R$ 30,000,000.00 (thirty million Reais), after prior assessment of the Company's Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;	Section 10, item XIII, of these By-Laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control of the controlling companies of the latter, or parties related to the Company, on the other side, involving amounts equal to or exceeding ~~R$30,000,000.00 (thirty million Reais)~~ R$ 50,000,000.00 (fifty million Reais), after prior assessment of the Company's Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;	threshold based on the update of monetary correction.
XIII. approving the contracting by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than R$ 300,000,000.00 (three hundred million Reais);	XIII. ~~approving the contracting~~ decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than ~~R$300,000,000.00 (three hundred million~~	Adjustment of wording and exclusion of approval of guarantees to be granted by the Company or its controlled companies in judicial or administrative proceedings. Suggestion of new financial threshold based on the update of monetary correction.

TIM

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
	Reais); R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;	
XIV. authorizing the purchase by the Company, or by its controlled companies, of assets or services whose total or annual value, in case of continuous rendering agreements, exceeds R$ 300,000,000.00 (three hundred million Reais);	XIV. authorizing the purchase decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value or annual value, in case of continuous rendering agreements exceeds R$300,000,000.00 (three hundred million Reais); R$ 500,000,000.00 (five hundred million Reais);	Adjustment of wording and suggestion of exclusion of annual value, due to be inapplicable. Suggestion of new financial threshold based on the update of monetary correction.
XV. authorizing the sale or encumbrance, by the Company or by its controlled companies, of any real estate or permanent assets of the Company or of its controlled companies, whose total value exceeds R$30,000,000.00 (thirty million Reais);	XV. authorizing the sale or encumbrance, by the Company or by its controlled companies, of any real estate or permanent assets of the Company or of its controlled companies, decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its	Adjustment of wording to amend the technical reference of the assets' accounting method, in accordance with the Law nº 6,404/76 and to comply with the operational needs of the Company.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
	subsidiaries or controlled companies, whose total value original acquisition value, or in its absence, the market value, exceeds R$30,000,000.00 (thirty million Reais); R$50,000,000.00 (fifty million Reais);	Suggestion of new financial threshold based on the update of monetary correction.
XVI. authorizing the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$ 30,000,000.00 (thirty million Reais);	XVI. authorizing decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$30,000,000.00 (thirty million Reais); R$50,000,000.00 (fifty million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;	Adjustment of wording and inclusion of specific exceptions in order to comply with the operational needs of the Company and its controlled companies. Suggestion of new financial threshold based on the update of monetary correction.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
INCLUSION	XVII. authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$50,000,000.00 (fifty million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;	Suggestion of inclusion to obtain simmetry with the Board of Officers' attributions and clear definition of the agreements that could be subject of resolution by each competent corporate body.
XVII. decide on policies with respect to professional conduct based on ethical and moral standards established in the Company's Ethics and Conduct Code, which shall be observed by all officers, members of the Fiscal Council and the Statutory Audit Committee and employees of the	XVIII. decide on policies ~~with respect to professional conduct based on ethical and moral standards established in the Company's Ethics and Conduct Code, which shall be~~ or equivalent documents, to be observed by all officers, members of the Fiscal Council and the Statutory Audit Committee and employees of the Company, ~~or~~ and of its controlled and	Renumbered to item XVIII and adjustment of wording in order to encompass, in just one item, the rulings to be approved by the Board of Directors, including those were recently included in the *Regulamento do Novo Mercado*.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Company, or of its controlled and subsidiary companies;	subsidiary companies, related to: (a) functional conduct guided by ethical and moral standards (Code of Ethics and Conduct of the Company); (b) the Company's sustainability practices; (c) management compensation; (d) appointment of members of the Board of Directors, its advisory committees and the Board of Officers; (e) risk management; (f) transactions with related parties; (g) conflict of interest; and (h) trading in the Company's securities.	
XVIII. decide on policies establishing procedures to be observed by workers, officers and the controller shareholder of the Company and of its controlled companies, both in transactions to be performed between the Company and related parties and in other situations where there is a potential conflict of interest;	~~XVIII. decide on policies establishing procedures to be observed by workers, officers and the controller shareholder of the Company and of its controlled companies, both in transactions to be performed between the Company and related parties and in other situations where there is a potential conflict of interest;~~	Consolidated in the item XVIII. Note comments on the previous item.
XIX. by virtue of the commitment of the Company and its controlled companies with sustainable development, authorizing the performance of	~~XIX. by virtue of the commitment of the Company and its controlled companies with sustainable development, authorizing the~~	Adjustment of wording due to the amendments in the items related to granting

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
non-profit acts, for the benefit of employees or the community, whenever the value involved is greater than R$ 1,000,000.00 (one million Reais) and deliberate on the Company's Sustainability Policy, and such power of decision may be granted to one of its specialized committees eventually existing, so long as composed of, at least, one Independent Director, provided that the granting of guaranties to employees in the case of interstate and/or intercity transfers does not depend on previous approval by the Board of Directors;	~~performance of non-profit acts, for the benefit of employees or the community, whenever the value involved is greater than R$ 1,000,000.00 (one million Reais) and deliberate on the Company's Sustainability Policy, and such power of decision may be granted to one of its specialized committees eventually existing, so long as composed of, at least, one Independent Director, provided that the granting of guaranties to employees in the case of interstate and/or intercity transfers does not depend on previous approval by the Board of Directors;~~ XIX. decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is greater than R$2,000,000.00 (two million Reais);	of guarantees to third parties (XVI) and on the approval of policies (XVIII). Suggestion of new financial threshold based on the update of monetary correction.
XX. approving the Company's supplementary pension plan and that of its controlled companies;	UNCHANGED	N/A
XXI. electing and dismissing, at any time, the Executive Officers, including the Chief Executive	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Executive Officers and any amendment to the composition and the duties of the Executive Officers;		
XXII. dividing the total global remuneration amount established by the Shareholders' Meeting among the Directors and Executive Officers of the Company, as the case may be;	UNCHANGED	N/A
INCLUSION	XXIII. approve its internal rulings, as well as the internal rulings of their advisory committees;	Suggestion of inclusion to comply with the practice related to the internal rulings of the Company's corporate bodies.
INCLUSION	XXIV. approve the Board of Officers' internal rulings, with its respective organizational structure;	Suggestion of inclusion to comply with the practice related to the internal rulings of the Company's corporate bodies.
XXIII. approving any Executive Officers' proposal concerning the Company's Internal Regulations with the relevant organizational chart, including	~~XXIII. approving any Executive Officers' proposal concerning the Company's Internal Regulations with the relevant organizational~~	Exclusion due do the addition of the items XXIII e XXIV mentioned above.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
the scope of authority and specific duties of its Executive Officers;	~~chart, including the scope of authority and specific duties of its Executive Officers;~~	
XXIV. appointing the Company's representatives in the management of the companies in which it holds capital interest;	XXV. ~~XXIV.~~ appointing the Company's representatives in the management of ~~the~~ its controlled companies ~~in which it holds capital interest~~;	Renumbered to item XXV and adjustment of wording in order to restrict the appointment, by the Board of Directors, of representatives in its controlled companies.
XXV. electing or dismissing the independent auditors responsible for providing audit services on the Company's financial statements, after assessment and opinion issued by the Statutory Audit Committee;	XXVI. ~~XXV.~~ electing or dismissing the independent auditors responsible for providing audit services on the Company's financial statements, after assessment and opinion issued by the Statutory Audit Committee;	Renumbered to item XXVI.
XXVI. defining the triple list of companies expert in the economic appraisal of companies to prepare an appraisal of the Company's shares in the event of cancellation of Publicly-Held Company Register or delisting from the Novo Mercado as set forth in these By-laws.	~~XXVI. defining the triple list of companies expert in the economic appraisal of companies to prepare an appraisal of the Company's shares in the event of cancellation of Publicly-Held Company Register or delisting from the Novo Mercado as set forth in these By-laws.~~	Adjustments of *Regulamento do Novo Mercado*: The choice of the appraiser by the minority shareholders was replaced by the quorum for acceptance of the Outgoing Public Offering and the possibility of a second report. Exclusion, in order to make the regular activities of the Company more flexible.
XXVII. rendering an prior and grounded opinion for or against any tender offer for the acquisition of	XXVII. rendering an prior and grounded opinion for or against any tender offer for the	Adjustments of *Regulamento do Novo Mercado*: Adjustment of wording to comply

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least, (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders and the liquidity of the securities they hold; (ii) the repercussions of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM.	acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least,: (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders also related to the price and potential impacts for the liquidity of shares; ~~and the liquidity of the securities they hold;~~ (ii) the repercussions of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) the options to the acceptance of the tender offer for the acquisition of shares available in the market; and (~~i~~v) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM;	with the Article 21 of *Regulamento do Novo Mercado.*
INCLUSION	XXVIII. decide on any subject or proposal to be submitted to the Shareholders' Meeting and to resolve on its convening, whenever it is necessary;	Suggestion of inclusion of this attribution in order to clarify the procedure and the role of the Board of Directors regarding the subjects to be submitted to the Shareholders' Meeting.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
INCLUSION	XXIX. review, annually, the corporate governance program, in order to improve it;	Adjustment for the "*Informe de Governança Corporativa – IGC*", already encompassed by the Board of Directors Internal Rulings, approved on July 30th, 2019.
INCLUSION	XXX. decide on independent auditors' annual work plan, after prior assessment of the Statutory Audit Committee of the Company;	Adjustment for the "*Informe de Governança Corporativa – IGC*", already encompassed by the Board of Directors Internal Rulings, approved on July 30th, 2019.
XXVIII. performing any other activity assigned to it by the Shareholders' Meeting; and	XXXI~~XXVIII~~. performing any other activity assigned to it by the Shareholders' Meeting; and	Renumbered to item XXXI.
XXIX. deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.	XXXII~~XXIX~~. deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.	Renumbered to item XXXII.
Sole Paragraph – The Board of Directors may establish differentiated levels of authority for the Executive Board and down the hierarchical structure of the Company's administrative organization, limited to the values established in	**Sole Paragraph** – The Board of Directors may establish differentiated levels of authority for the Executive Board and down the hierarchical structure of the Company's administrative organization, ~~limited to the values established~~	Adjustment of wording regarding the item XXI mentioned above, which already includes the Board of Officers' attributions.

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BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
this Section, and it may also specify the duties and authorities of the Executive Board, always observing the provisions of these By-Laws.	~~in this Section, and it may also specify the duties and authorities of the Executive Board,~~ always observing the provisions of these By-Laws.	
Section 23 – The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members.	UNCHANGED	N/A
Paragraph One – At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of article 141 and in article 239 of Law 6,404/76.	**Paragraph One –** At least two (2) or twenty percent (20%) of the members of the Board of Directors, which is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of article 141 ~~and in article 239~~ of Law 6,404/76 and in paragraph 3 of article 16 of Novo Mercado Rules.	Adjustments of *Regulamento do Novo Mercado*: Adjustment of wording in accordance with article 15 and paragraph 3 of article 16 of *Regulamento do Novo Mercado*: "§3º In companies with a controlling shareholder, directors elected by separate voting will be considered independent." Adjustment for the "*Informe de Governança Corporativa – IGC*", already encompassed by the Board of Directors Internal Rulings, approved on July 30th, 2019.
Paragraph Two – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the	**Paragraph Two –** Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in	Adjustments of *Regulamento do Novo Mercado*: Adjustment of wording in

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
above paragraph, the number will be rounded under the Novo Mercado Rules.	the above paragraph, the number will be rounded up to the immediate following whole number, under the Novo Mercado Rules.	accordance with sole paragraph of article 15 of *Regulamento do Novo Mercado*.
Paragraph Three – The qualification as Independent Directors shall be expressly recorded in the Minutes of the General Shareholders' Meeting that elects them.	**Paragraph Three** – The qualification as Independent Directors shall be resolved in the Shareholders' Meeting that elects them and expressly recorded in ~~the~~ its Minutes. ~~of the General Shareholders' Meeting that elects them.~~	Adjustments of *Regulamento do Novo Mercado*: Provision that the qualification as independent Director shall be resolved by Shareholders' Meeting, pursuant to article 17 of *Regulamento do Novo Mercado*.
Section 24 – The Directors shall be elected and dismissible by the Shareholders' Meeting, and the Board of Directors shall appoint, among them, its Chairman.	UNCHANGED	N/A
Paragraph One – A Director shall have a spotless reputation; and except as waived by the Shareholders' Meeting, the following may not be elected: (I) those who hold positions in companies that might be considered competitors to the Company; or (II) those who have or represent	**Paragraph One** – A Director shall have a spotless reputation; and except as waived by the Shareholders' Meeting, the following may not be elected: (I) those who hold positions in companies that might be considered competitors to the Company; or (II) those who	Adjustment for the "*Informe de Governança Corporativa – IGC*", already encompassed by the Board of Directors Internal Rulings, approved on July 30th, 2019.

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BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
conflicting interest with that of the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors' Meetings in case the supervening impediments specified in this Paragraph One arise.	have or represent conflicting interest with the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors' Meetings in case ~~the supervening impediments specified in this Paragraph One arise.~~ of impediments specified in this Paragraph One, derived from supervening or unknow event, at the time of their elections.	
Paragraph Two – Pursuant to Section 115, paragraph 1 of Law No. 6,404/76, the right to vote for the election of the Directors shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.	**Paragraph Two** – Pursuant to Section 156~~15~~, ~~paragraph 1~~ of Law No. 6,404/76, the right to vote ~~for the election of the Directors~~ shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.	Exclusion of wording "...for the election of the Directors...", besides the exclusion of the mention to Article 115 of Law No. 6,404/76 which concerns to the conflict of interest of shareholders, being appropriate to indicate article 156 of Law No. 6,404/76 which concerns to the conflict of interest of the Company's management.
Section 25 – The Board of Directors shall meet regularly every quarter and whenever called for a special meeting by its Chairman, by any 2 (two)	**Section 25** – The Board of Directors shall meet regularly ~~every quarter~~ at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any 2	Adjustment for the "*Informe de Governança Corporativa – IGC*", already encompassed by the Board of Directors Internal Rulings, approved on July 30th, 2019.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Directors or by the Company's Chief Executive Officer.	(two) Directors or by the Company's Chief Executive Officer.	
Paragraph One – The call notices shall be sent by mail, fax or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.	**Paragraph One –** The call notices shall be sent by mail~~, fax~~ or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.	Mere adjustment of wording.
Paragraph Two – The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, fax or e-mail are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.	**Paragraph Two –** The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, ~~fax or~~ e-mail <u>or registered through the corporate governance system or any other formal means of communications</u> are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.	Mere adjustment of wording, with inclusion of corporate governance system of the Company.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Paragraph Three – The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Executive Officers, other Company's high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matters to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.	UNCHANGED	N/A
Section 26 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.	UNCHANGED	N/A
Sole Paragraph – Minutes shall be drawn up to record the meetings of the Board of Directors, which minutes shall be signed by all Directors that attended such meeting and by the Secretary of the meeting.	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
SUB-SECTION I **COMMITTEES OF THE BOARD OF DIRECTORS**		
Section 27 – The Board of Directors may create technical and advisory committees to provide advice to the Board of Directors, whether permanent or otherwise, whenever it deems the creation of such committees necessary.	UNCHANGED	N/A
Sole Paragraph – The Board of Directors shall establish the rules applicable to its committees, including rules on authorities, composition, term of office, compensation, operation and scope.	UNCHANGED	N/A
Section 28 – The Company shall have a Statutory Audit Committee, an advisory body directly under the Board of Directors.	UNCHANGED	N/A
Paragraph 1 – The Statutory Audit Committee shall adopt its own Internal Regulations, approved by the Board of Directors, which shall provide in detail on its functions and on its operational procedures, observing the legislation in force and the rules issued by the regulatory bodies of the financial	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
market and of the stock exchanges where the Company's securities are listed.		
Paragraph 2 – The Statutory Audit Committee shall operate permanently and shall be composed of at least 3 (three) and no more than 5 (five) members, appointed by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the term of office of the members of the Board of Directors, and their appointment shall be limited to a maximum period of 10 (ten) years.	UNCHANGED	N/A
Paragraph 3 – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all members of the Statutory Audit Committee shall be independent members; and (iv) all its members shall meet the requirements provided for in art. 147 of Law 6,404/76.	**Paragraph 3** – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the independent members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all members of the Statutory Audit Committee shall be independent members; and	Adjustments of *Regulamento do Novo Mercado*: Although the provision could assume that the Board member of the CAE is independent, it was requested to include this specific condition, to avoid any doubt, under the terms of article 22, item V, item 'a' of the *Regulamento do Novo Mercado*.

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BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
	(iv) all its members shall meet the requirements provided for in art. 147 of Law 6,404/76.	
INCLUSION	**Paragraph 4 -** The same member of the Statutory Audit Committee may accumulate both characteristics referred to in items (i) and (ii) of Paragraph 3 above.	Adjustments of *Regulamento do Novo Mercado*: Inclusion to comply with article 22, item V of *Regulamento do Novo Mercado*.
Paragraph 4 – Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree, shall be prohibited from being members of the Statutory Audit Committee.	**Paragraph ~~4~~5 –** Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree, shall be prohibited from being members of the Statutory Audit Committee.	Renumbered to Paragraph 5.
Paragraph 5 – The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and duties shall	**Paragraph 6~~5~~ –** The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and	Renumbered to Paragraph 6.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
be determined in the Statutory Audit Committee' Internal Regulations.	duties shall be determined in the Statutory Audit Committee' Internal Regulations.	
Paragraph 6 – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the Company may always be reviewed by such body before their disclosure.	**Paragraph** 7~~6~~ – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the Company may always be reviewed by such body before their disclosure.	Renumbered to Paragraph 7.
Section 29 – The Statutory Audit Committee, among other functions that may be assigned to such body by the Board of Directors or by the applicable regulation, shall be responsible for:	UNCHANGED	N/A
I. issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services;	UNCHANGED	N/A
II. analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors;	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
III. supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements;	UNCHANGED	N/A
IV. supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors;	UNCHANGED	N/A
V. supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements;		
INCLUSION	VI. to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information;	Adjustments of *Regulamento do Novo Mercado*: Inclusion to comply with article 22, item IV of *Regulamento do Novo Mercado*.
VI. analyzing whistleblower reports, anonymous or otherwise, related to any accounting, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken;	VII. analyzing whistleblower reports, anonymous or otherwise, related to any accounting, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken;	Renumbered to item VII.
VII. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated	VIII. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its	Renumbered to item VIII.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary;	controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary;	
VIII. preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements;	IXVIII. preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements;	Renumbered to item IX.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
IX. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management ; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company.	IX. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management ; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company.	Renumbered to item X.
INCLUSION	XI. evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and	Adjustments of *Regulamento do Novo Mercado*: Inclusion to comply with article 22, item IV of *Regulamento do Novo Mercado*.
INCLUSION	XII. evaluating the quarterly information, interim statements and financial statements.	Adjustments of *Regulamento do Novo Mercado*: Inclusion to comply with article 22, item IV of *Regulamento do Novo Mercado*.
Sole Paragraph – The Statutory Audit Committee, by means of resolution passed by the majority of its members, may hire external consultants, including independent auditors and lawyers, to	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
assist it in the fulfillment of its duties and responsibilities.		
Section 30 – The Statutory Audit Committee shall have operational autonomy and budgetary endowment, within the limits approved by the Board of Directors and in accordance with proposal prepared by the Statutory Audit Committee itself, to conduct or determine the conduction of inquiries, assessments and investigations within the scope of its activities, and it may hire, for such purpose, independent external specialists.	UNCHANGED	N/A
SECTION III **BOARD OF EXECUTIVE OFFICERS**		
Section 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of two (2) and a maximum of twelve (12) members. All Executive Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Executive Officers, one shall be entitled as Chief	**Section 31 –** The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of ~~two (2)~~ three (3) and a maximum of twelve (12) members. All Executive Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Executive	Adjustments of *Regulamento do Novo Mercado*: According to article 44 of ICVM 480/2009, the issuer shall assign to an Officer the attribution of Investor Relations. The appointment of the positions of the Board of Officers in the By-laws, according to the best practice of corporate governance.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Executive Officer and the others shall be entitled as established by the Board of Directors.	Officers, ~~one~~ shall be entitled ~~as Chief Executive Officer~~, necessarily, the Chief Executive Officer, the Chief Financial Officer, the Investor Relations Officer and the Legal Officer, and the others shall be entitled as established by the Board of Directors.	
Paragraph One – In the case of a vacant Executive Officer position, the Board of Directors shall elect a new Executive Officer or an alternate to fill it in for the unexpired term of mandate.	UNCHANGED	N/A
Paragraph Two – In the absence or temporary incapacity of any Officer, an alternate Officer shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Executive Officers.	UNCHANGED	N/A
Section 32 – Pursuant to the provisions of section 143, paragraph 2nd of Law No. 6,404/76, it is incumbent upon the Board of Executive Officers, acting as a decision body:	UNCHANGED	

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BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
I. approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders' Meeting;	UNCHANGED	N/A
II. decide on the execution of agreements of any nature, except for those mentioned in Section 10, item XIII, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliates or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, with a value under R$30,000,000.00 (thirty million Reais), after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;	II. decide on the execution of agreements of any nature, except for those mentioned in Section 10, item XIII, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliates or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, with a value under R$30,000,000.00 (thirty million Reais), R$50,000,000.00 (fifty million Reais), after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;;	Adjustment of wording to align the reference and suggestion of new financial threshold based on the update of monetary correction.
III. authorize the participation of the Company or its controlled companies in any association and,	III. authorize decide on the participation of the Company or its controlled companies in any	Mere adjustment of wording.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure;	association and, once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure;	
INCLUSION	IV. decide on the appointment of the Company and its controlled companies' representatives in other companies or associations in which they participate;	Proposal of inclusion of attribution to appoint Company's representatives in other companies or associations in which they participate;
IV. approve the contracting by the Company or by its controlled companies of loans, financing, or any other transactions implying indebtedness to the Company or its controlled companies, whose value is equal to or lower than R$300,000,000.00 (three hundred million Reais) and in accordance with the differentiated levels of authority established by the Board of Directors;	~~IV.~~ V. ~~approve the contracting~~ decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than ~~R$300,000,000.00 (three hundred million Reais)and in accordance with the differentiated levels of authority established by the Board of Directors;~~ R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are	Renumbered to item V, with adjustment of wording and exclusion of approval of guarantees to be granted by the Company or its controlled companies in judicial or administrative proceedings. Suggestion of new financial threshold based on the update of monetary correction.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
	excepted;	
V. authorize the purchase of goods or services by the Company, or by companies controlled by the Company, whose total or annual value, in cases of continuous rendering agreements, is equal to or lower than R$300,000,000.00 (three hundred million Reais) and in accordance with the differentiated levels of authority established by the Board of Directors;	VI~~. authorize the purchase of goods or services~~ decide on the execution of agreements by the Company, ~~or by companies controlled by the Company,~~ or by its controlled companies, for the purchase of assets or services, whose total ~~or annual value, in case of continuous rendering agreements~~ value is equal to or lower than ~~R$300,000,000.00 (three hundred million Reais) and in accordance with the differentiated levels of authority established by the Board of Directors;~~ R$500,000,000.00 (five hundred million Reais);	Renumbered to item VI, with adjustment of wording and suggestion of exclusion of annual value, due to be inapplicable. Suggestion of new financial threshold based on the update of monetary correction.
VI. authorize the sale or encumbrance of any real estate or permanent assets of the Company, or those of its controlled companies, whose total value is equal to or lower than R$ 30,000,000.00 (thirty million Reais) and in accordance with the differentiated levels of authority established by the Board of Directors;	VII. ~~authorize the sale or encumbrance of any real estate or permanent assets of the Company, or those of its controlled companies~~ decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose ~~total value~~ original acquisition value, or in its absence, the market value, is equal to or lower	Renumbered to item VII, with adjustment of wording to amend the technical reference of the assets' accounting method, in accordance with the Law nº 6,404/76 and to comply with the operational needs of the Company. Suggestion of new financial threshold based on the update of monetary correction.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
	than ~~R$30,000,000.00 (thirty million Reais)~~ R$50,000,000.00 (fifty million Reais);~~and in accordance with the differentiated levels of authority established by the Board of Directors;~~	
INCLUSION	VIII. decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, equal to or lower than R$50,000,000.00 (fifty million Reais) and over the amount of R$10,000,000.00 (ten million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;	Proposal of inclusion of activity to reflect in the Board of Officers the same attribution of the Board of Directors, including specific exceptions in order to comply with the operational needs of the Company and its controlled companies.
VII. authorize the settlement in administrative or judicial proceedings, lawsuits or litigation related to the Company or its controlled companies,	~~VII. authorize the settlement in administrative or judicial proceedings, lawsuits or litigation related to the Company or its controlled~~	Renumbered to item IX and adjustment of wording to obtain simmetry with the Board of Officers' attributions and clear definition

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
whenever the amount involved is greater than R$5,000,000.00 (five million Reais);	~~companies, whenever the amount involved is greater than R$5,000,000.00 (five million Reais);~~ IX. authorize the execution by the Company, or by its controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$10,000,000.00 (ten million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;	of the agreements that could be subject of resolution by each competent corporate body. Suggestion of new financial threshold based on the update of monetary correction.
VIII. by virtue of the Company's social responsibilities and those of its controlled companies, authorize the performance of non-profit acts to the benefit of employees or the community, whenever the value involved is equal	~~VIII. by virtue of the Company's social responsibilities and those of its controlled companies, authorize the performance of non-profit acts to the benefit of employees or the community, whenever the value involved is~~	Renumbered to item X and adjustment of wording to obtain simmetry with the Board of Officers' attributions. Suggestion of new financial threshold based on the update of monetary correction.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
to or lower than R$ 1,000,000.00 (one million Reais), in accordance with the differentiated levels of authority established by the Board of Directors;	~~equal to or lower than R$ 1,000,000.00 (one million Reais), in accordance with the differentiated levels of authority established by the Board of Directors;~~ <u>X. decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is equal to or lower than R$2,000,000.00 (two million Reais);</u>	
IX. approve the execution of collective agreements by the Company or its controlled companies;	~~I~~X<u>I</u>. approve the execution of collective agreements by the Company or its controlled companies; <u>and</u>	Renumbered to item XI.
<u>INCLUSION</u>	<u>XII. establish financial thresholds to be applied down the hierarchical structure of the Company's administrative organization, based on the limits defined in these By-laws, for the practice of acts and execution of agreements, and those that may be approved for the Company's Board of Officers and attorneys-in-fact by the Board of Directors.</u>	Inclusion of delegation of differentiated thresholds down the Company's administrative organization, with specific goals, due to its operational needs.
<u>INCLUSION</u>	<u>**Paragraph One** - The Chief Executive Officer shall, among other attributions, coordinate the</u>	Inclusion of attributions of Board of Officers' positions established in the article 31 above,

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
	activities of the Executive Officers and conduct the execution of the Company's Management, as follows:	according to the best practice of corporate governance.
INCLUSION	I. to guarantee the effectiveness and the proper operation of the Board of Officers;	
INCLUSION	II. to organize and to coordinate, with collaboration of the Secretary, the agenda of the meetings;	
INCLUSION	III. to convene, directly or through the Secretary collaboration, the Board of Officers' Meetings;	
INCLUSION	IV. to install and chair the Board of Officers' Meetings;	
INCLUSION	V. to coordinate the discussions and resolutions taken in the Board of Officers' Meetings, promoting participation of all members in decision-making process, observing your	

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
	independent position and being responsible for the proper operation of the meetings;	
INCLUSION	VI. to combine the Board of Officers activities with the interests of the Company, its shareholders and other interested parties; and	
INCLUSION	VII. to address to the Board of Directors' Chairman doubts and information requirements of the members of the Board of Officers, in order to facilitate and organize the communication with the Board of Directors.	
INCLUSION	**Paragraph Two -** The Investor Relations Officer shall, among other activities, the following attribution:	Inclusion of attributions of Board of Officers' positions established in the article 31 above, according to the best practice of corporate governance.
INCLUSION	I. to guarantee the relationship with the national and international financial community, ensuring compliance with the obligations of capital market regulators where the Company's shares are listed.	

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
INCLUSION	**Paragraph Three -** The Chief Financial Officer shall, among other activities, the following attribution:	Inclusion of attributions of Board of Officers' positions established in the article 31 above, according to the best practice of corporate governance.
INCLUSION	I. to ensure financial, administrative, economic-managerial and tax procedures.	
INCLUSION	**Paragraph Four -** The Legal Officer shall, among other activities, the following attribution:	Inclusion of attributions of Board of Officers' positions established in the article 31 above, according to the best practice of corporate governance.
INCLUSION	I. to ensure the Company's tutelage and legal support, except for tax matters.	
Section 33 – The Board of Executive Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Executive Officers.	UNCHANGED	N/A
Paragraph One – The call notices for the meetings of the Executive Board shall be made by mail, fax or e-mail, delivered at least 2 (two) days in	**Paragraph One –** The call notices for the meetings of the Executive Board shall be made by mail ~~fax~~ or e-mail, delivered at least 2 (two)	Mere adjustment of wording.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall be waived when all Executive Officers are present.	days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall be waived when all Executive Officers are present.	
Paragraph Two – The officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, fax or e-mail are allowed as well, as long as they are received by the Chief Executive Officer or the alternate thereto until the time of the meeting.	**Paragraph Two** - The members of the Board of Officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, ~~fax or~~ e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chief executive Officer or the alternate thereto until the time of the respective meeting.	Mere adjustment of wording, with inclusion of corporate governance system of the Company.
Paragraph Three – The decisions of the Board of Executive Officers shall be made by majority of votes of the Executive Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Paragraph Four – The meetings of the Board of Executive Officers shall be recorded in minutes, which shall be signed by the attending officers and by the Secretary.	**Paragraph Four –** The meetings of the Board of Executive Officers shall be recorded in minutes, which shall be signed by the attending Oofficers and by the Secretary.	Mere adjustment of wording.
Section 34 – The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections 10, 22 and 32 of these By-laws and under the law are observed.	UNCHANGED	N/A
Paragraph One – The Board of Directors is responsible for determining the scope of authority of each one of the other Executive Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22 and 32 of these By-laws and under the law are observed.	UNCHANGED	N/A
Paragraph Two – Without prejudice of the provisions in the main portion and in paragraph one of this section, any of the Company's Executive Officers may act severally in matters	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
within the levels of authority established by the Board of Directors, as well as representing the Company before third parties, including federal, state and local government agencies.		
Section 35 – Provided that the limits set forth in sections Sections 10, 22 and 32 and 34 of these By-laws, in the levels of authority established by the Board of Directors and in the law are observed, the Company shall be represented and shall be validly bound by the act or signature of:	UNCHANGED	N/A
I. any Executive Officer, acting individually;	UNCHANGED	N/A
II. 2 (two) attorneys acting jointly; or	UNCHANGED	N/A
III. a single attorney, acting individually, as long as the respective power of attorney has been signed by 2 (two) Executive Officers, one of them necessarily being the Chief Executive Officer, or by 3 (three) Executive Officers acting jointly.	UNCHANGED	N/A
Paragraph One – The powers of attorney granted by the Company shall be always signed by one	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Executive Officer, except for power of attorney instruments that grant powers for the grantee to act individually, which shall observe the provisions in item III of the main portion of this section, observing the relevant levels of authority established by these By-Laws.		
Paragraph Two – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, except for those for judicial purposes, which shall be granted for an indeterminate term. The delegation of powers of attorney "ad negotia" is prohibited.	UNCHANGED	N/A
Section 36 – The Board of Executive Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to jointly or severally practice any act strange to the Company's corporate purposes.	UNCHANGED	N/A
CHAPTER V **FISCAL COUNCIL**		

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Section 37 – The Fiscal Council is the body responsible for the surveillance of the Company's management acts and information to shareholders, and shall be operated permanently.	UNCHANGED	N/A
Section 38 – The Fiscal Council shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders' Meeting.	UNCHANGED	N/A
Paragraph One – The members of the Fiscal Council shall be independent, and for such, they shall comply with the following requirements: I – not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; II – not receive any remuneration, either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Fiscal Council. Individuals who are not qualified as	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
independent, as provided for in this paragraph 1, may not be elected for the Fiscal Council.		
Paragraph Two – The members of the Fiscal Council shall take office upon the execution of the instrument of instatement in office.	**Paragraph Two** – The members of the Fiscal Council, <u>effective or alternate </u>shall take office after the execution of ~~the instrument of instatement in office.~~ <u>the term of office, which shall encompass their subjection to the arbitration clause referred to in Section 49 of these By-Laws and the compliance with any applicable legal requirements.</u>	Adjustments of *Regulamento do Novo Mercado*: Adjustment of wording to comply with the article 40 of the *Regulamento do Novo Mercado,* besides encompasses the provisions of article 147 of Law nº 6,404/76.
Paragraph Three – The members of the Fiscal Council shall take office only after the execution of Statement of Consent from Fiscal Council Members under provisions of the Novo Mercado Rules and the compliance with any applicable legal requirements.	~~**Paragraph Three** – The members of the Fiscal Council shall take office only after the execution of Statement of Consent from Fiscal Council Members under provisions of the Novo Mercado Rules and the compliance with any applicable legal requirements.~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion to avoid the duplicity with the paragraph Two above, besides considering the waiver of Statement of Consent, no longer required.
Paragraph Four – The term of office of Fiscal Council members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members	**Paragraph <u>Three</u>~~Four~~** – The term of office of Fiscal Council members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed.	Renumbered to Paragraph Three.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
of the Fiscal Council shall remain in office until their successors are installed.	The members of the Fiscal Council shall remain in office until their successors are installed.	
Paragraph Five – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that organ's decisions.	**Paragraph FourFive** – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that organ's decisions.	Renumbered to Paragraph Four.
Paragraph Six – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support.	**Paragraph FiveSix** – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support.	Renumbered to Paragraph Five.
Paragraph Seven – Upon their installation, the members of the Fiscal Council shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the rules of such agency's internal regulation, the Company's Code of Ethics and Conduct and of the Manual on the Policy of Disclosure and Use of Information and Securities Trading, as well as a statement certifying that they are not under any hindrance, as provided for in the Internal Regulation of the Fiscal Council.	**Paragraph SixSeven** – Upon their installation, the members of the Fiscal Council shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the rules of such agency's internal regulation, the Company's Policies and Code of Ethics and Conduct ~~and of the Manual on the Policy of Disclosure and Use of Information and Securities Trading,~~ as well as a statement certifying that they are not under any hindrance, as provided for in the Internal Regulation of the Fiscal Council.	Adjustment of wording and renumbered to Paragraph Six.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Section 39 – In addition to the duties provided for at law, the Fiscal Council shall deliberate on its own Internal Rules.	UNCHANGED	N/A
Section 40 – The Fiscal Council shall meet regularly every quarter, and specially whenever needed.	UNCHANGED	N/A
Paragraph One – The meetings shall be convened by the Chairman of the Fiscal Council or by 2 (two) of its members or by the Company's Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.	UNCHANGED	N/A
Paragraph Two – The Committee resolutions shall be passed by majority vote, the majority of its members being present and the dissenting member of the Fiscal Council shall state his dissenting opinion on the meeting minutes and shall inform it to the managing organs and the Shareholders' Meeting.	UNCHANGED	N/A
Section 41 – The members of the Fiscal Council shall be replaced in their absence or incapacity by their respective alternates.	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Section 42 – In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Fiscal Council fails to appear at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.	UNCHANGED	N/A
Paragraph One – In the event a position in the Committee becomes vacant, the replacement shall be effected as provided under section 41 hereof.	UNCHANGED	N/A
Paragraph Two – If a position in the Fiscal Council becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.	UNCHANGED	N/A
Section 43 – The remuneration of the members of the Fiscal Council shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each Executive Officer, not counting profit sharing.	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Sole Paragraph – The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.	UNCHANGED	N/A
Section 44 – As suggested by the Fiscal Council, the Company's Shareholders' Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Fiscal Council, which shall be incurred pursuant to the budget approved by the majority of its members.	UNCHANGED	N/A
Paragraph One – The Company's management shall take the actions required for the Company to bear all costs and expenses as approved by the Fiscal Council, provided that the limit established by the Company's Shareholders' Meeting is observed.	UNCHANGED	N/A
Paragraph Two – The Fiscal Council, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
assignments, provided that the annual budgetary limit determined by the Shareholders' Meeting is observed, as provided in the head paragraph hereof.		
CHAPTER VI **FISCAL YEAR AND FINANCIAL STATEMENTS**		
Section 45 – The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.	UNCHANGED	N/A
Section 46 – The Management shall submit to the Annual Shareholders' Meeting, together with the financial statements, a proposal for employee profit sharing and for the destination of the net income of the year.	UNCHANGED	N/A
Paragraph One – The net income shall have the following destination: I. 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital;	UNCHANGED	N/A

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
II. 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law No. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders.		
Paragraph Two – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, and shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.	**Paragraph Two** – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, ~~and shall not exceed 80% (eighty percent) of the capital stock.~~ including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided in this Paragraph Two shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.	Adjustment of wording to comply with CVM demands, related to the accomplishment of the minimum requirements of the law (article 194, Law nº 6,404/76).
Paragraph Three – The management may pay or credit interest on capital as provided under	**Paragraph Three** – The management may pay or credit interest on capital as provided under	Adjustment of wording to comply with the best practices of the market.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
paragraph 7, section 9 of Law No. 9,249/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under section 202 of Law No. 6,404/76.	paragraph 7, section 9 of Law No. 9,249/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under section 202 of Law No. 6,404/76, including on the basis of interim financial statements, half-yearly, quarterly or monthly, provided under these By-laws, by resolution of the Board of Directors.	
INCLUSION	**Paragraph Four -** The authorization stated in the paragraph Three above, is equally applied in case of any statement of dividends or interim interest on capital, account of retained earnings or account of profit reserves existing.	Adjustment of wording to comply with the best practices of the market.
Paragraph Four – Dividends not claimed within a period of 3 (three) years shall revert to the Company.	**Paragraph** Five~~Four~~ - ~~Dividends not claimed within a period of 3 (three) years shall revert to the Company.~~ Dividends not received or claimed within a period of 3 (three) years, counting from the date they were made available to the shareholder, shall be reverted to the Company.	Renumbered to paragraph Five and adjustment of wording to comply with the best practices of the market.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
CHAPTER VII LIQUIDATION		
Section 47 – The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders' Meeting, which shall determine the method of liquidation, elect the liquidator and install the Fiscal Council for the liquidation period, electing its members and determining their respective remuneration.	UNCHANGED	N/A
CHAPTER VIII EQUITY CONTROL ~~– CANCELLATION OF THE PUBLICLY-HELD COMPANY REGISTER AND DELISTING FROM THE NOVO MERCADO~~		
Section 48 – For the purposes of the present By-laws, the terms hereunder, whether in the singular or in the plural, shall have the following meanings: "Controlling Shareholder" means the shareholder(s) or Group of Shareholders that hold Controlling Power over the Company. "Selling Controlling Shareholder" means the Controlling Shareholder that disposes of its Controlling Interest in the Company.	~~**Section 48 –** For the purposes of the present By-laws, the terms hereunder, whether in the singular or in the plural, shall have the following meanings:~~ ~~"Controlling Shareholder" means the shareholder(s) or Group of Shareholders that hold Controlling Power over the Company.~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion in comply with article 37 of the *Regulamento do Novo Mercado*, regarding this Chapter VIII.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
"Free Float" means all the shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons bound to the Controlling Shareholder, and treasury shares. "Senior Manager", when in the singular, means the executive officers and members of Board of Directors of the Company individually, and when in the plural, the executive officers and members of the Board of Directors as a whole. "Disposal of Company's Control" means the transfer of the Controlling Shares to a third party for consideration. "Controlling Power" means the effective power used to direct the Company's activities and to establish the guidelines for the operation of its management bodies, directly or indirectly, in fact or under the law, regardless of the equity interest that is held. An individual or Group of Shareholders are presumed hold the control of the Company if they hold enough shares to ensure an absolute majority of votes accorded to the shareholders present to the Company's last 3 (three) general	~~"Selling Controlling Shareholder" means the Controlling Shareholder that disposes of its Controlling Interest in the Company.~~ ~~"Free Float" means all the shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons bound to the Controlling Shareholder, and treasury shares.~~ ~~"Senior Manager", when in the singular, means the executive officers and members of Board of Directors of the Company individually, and when in the plural, the executive officers and members of the Board of Directors as a whole.~~ ~~"Disposal of Company's Control" means the transfer of the Controlling Shares to a third party for consideration.~~ ~~"Controlling Power" means the effective power used to direct the Company's activities and to establish the guidelines for the operation of its management bodies, directly or indirectly, in fact or under the law, regardless of the equity interest that is held. An individual or Group of~~	

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
shareholders' meetings, even if they do not hold the number of shares that actually provide them with an absolute majority of the voting stock. "Statement of Consent from Controlling Shareholders" means the instrument whereby the new Controlling Shareholders, or the shareholder(s) joining the Company's controlling group, accept personal liability for complying with the Novo Mercado Agreement, these Listing Rules, the Arbitration Clause, Sanctions and Arbitration Rules, according to the model included in Exhibit B of the Novo Mercado Rules. "Economic Value" means the value of the Company and its shares as determined by a specialized company upon the use of reputable methodology or with grounds on any other criteria to be established by CVM.	~~Shareholders are presumed hold the control of the Company if they hold enough shares to ensure an absolute majority of votes accorded to the shareholders present to the Company's last 3 (three) general shareholders' meetings, even if they do not hold the number of shares that actually provide them with an absolute majority of the voting stock.~~ ~~"Statement of Consent from Controlling Shareholders" means the instrument whereby the new Controlling Shareholders, or the shareholder(s) joining the Company's controlling group, accept personal liability for complying with the Novo Mercado Agreement, these Listing Rules, the Arbitration Clause, Sanctions and Arbitration Rules, according to the model included in Exhibit B of the Novo Mercado Rules.~~ ~~"Economic Value" means the value of the Company and its shares as determined by a specialized company upon the use of reputable~~	

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
	methodology or with grounds on any other criteria to be established by CVM.	
Section 49 – The Disposal of the Company's Control, whether by means of a single transaction or successive transactions, shall be carried out under a condition precedent or subsequent that the Buyer undertakes to make a public tender offer to acquire all shares held by the other Company's shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the Selling Controlling Shareholder.	**Section 4849** – The Disposal of the Company's Control, directly or indirectly, whether by means of a single transaction or successive transactions, shall be carried out under a condition precedent or subsequent that the Buyer of the Company's Control undertakes to make a public tender offer to acquire all shares, issued by the Company owned by the other shareholders, held by the other Company's shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws and regulations in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the transferor. Selling Controlling Shareholder.	Adjustments of *Regulamento do Novo Mercado*: renumbered to article 48 and with amendment in order to encompasses the indirect disposal of the Company's Control, according to article 37 of the *Regulamento do Novo Mercado*, as well as the exclusion of items already mentioned in the rule of "Tag Along".
Sole Paragraph – The public tender offer established herein shall also be required: (i) whenever there is an assignment for consideration	Sole Paragraph – The public tender offer established herein shall also be required: (i) whenever there is an assignment for consideration of subscription rights for shares	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred paragraph due to items already mentioned

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
of subscription rights for shares and other securities, or rights related to securities convertible into shares that results in Disposal of Company's Control; or (ii) in the event of disposal of the controlling interest by a company that holds the Company's Control, in which case, the Selling Controlling Shareholder shall inform BOVESPA of the value assigned to the Company in such transaction and provide documents that support the valuation.	~~and other securities, or rights related to securities convertible into shares that results in Disposal of Company's Control; or (ii) in the event of disposal of the controlling interest by a company that holds the Company's Control, in which case, the Selling Controlling Shareholder shall inform BOVESPA of the value assigned to the Company in such transaction and provide documents that support the valuation.~~	in the rule of "Tag Along", besides the adjustment already made in caput.
Article 50 – The individual that acquires the Company's Control through a private share purchase agreement entered into with the Controlling Shareholder, regardless of the number of shares involved, shall: (i) make the public tender offer referred to in Section 49 above; and, (ii) pay, as provided herein, an amount equivalent to the difference between the public tender offer price and the value paid for a share contingently acquired in a stock exchange in the 6 (six) months before the date of Disposal of Control, duly adjusted until payment date. Such amount shall be	~~**Article 50** – The individual that acquires the Company's Control through a private share purchase agreement entered into with the Controlling Shareholder, regardless of the number of shares involved, shall: (i) make the public tender offer referred to in Section 49 above; and, (ii) pay, as provided herein, an amount equivalent to the difference between the public tender offer price and the value paid for a share contingently acquired in a stock exchange in the 6 (six) months before the date of Disposal of Control, duly adjusted until~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred paragraph due to improve the applicable rules for the Disposal of Company's Control, besides of exclusion of the obligation to pay the difference between the price of OPA and the amount paid to shareholders who sold their shares on the stock exchange before the change of control.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
distributed among all the shareholders that have sold their Company's shares on the floor of the Stock Exchange where the Buyer made the acquisitions, proportionally to the daily net selling balance of each share, and BM&FBOVESPA S.A. shall operate the distribution in accordance with its rules.	~~payment date. Such amount shall be distributed among all the shareholders that have sold their Company's shares on the floor of the Stock Exchange where the Buyer made the acquisitions, proportionally to the daily net selling balance of each share, and BM&FBOVESPA S.A. shall operate the distribution in accordance with its rules.~~	
Section 51 – The Company shall not the register any transfer of shares to the Buyer or to whoever holds the Controlling Power, until they execute the Statement of Consent from Controlling Shareholders set forth in the Novo Mercado Rules.	~~**Section 51** – The Company shall not the register any transfer of shares to the Buyer or to whoever holds the Controlling Power, until they execute the Statement of Consent from Controlling Shareholders set forth in the Novo Mercado Rules.~~	Adjustments of *Regulamento do Novo Mercado*: The *Regulamento do Novo Mercado* does not predict the referred Statement of Consent anymore.
Section 52 – No shareholders' agreements that provides for the exercise of Controlling Power shall be filed in the Company's headquarters unless the parties to the agreement execute a Statement of Consent from Controlling Shareholders set forth in the Novo Mercado Rules.	~~**Section 52** – No shareholders' agreements that provides for the exercise of Controlling Power shall be filed in the Company's headquarters unless the parties to the agreement execute a Statement of Consent from Controlling Shareholders set forth in the Novo Mercado Rules.~~	Adjustments of *Regulamento do Novo Mercado*: The Regulamento do Novo Mercado does not predict the referred Statement of Consent anymore.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Section 53 – In the public tender offer to be made by the Controlling Shareholder or the Company for the cancellation of its register as a publicly-held company, the minimum offer price shall correspond to the Economic Value determined in the appraisal report prepared under Section 53, Paragraphs One and Two, in compliance with all applicable legal rules and regulations.	~~**Section 53 –** In the public tender offer to be made by the Controlling Shareholder or the Company for the cancellation of its register as a publicly held company, the minimum offer price shall correspond to the Economic Value determined in the appraisal report prepared under Section 53, Paragraphs One and Two, in compliance with all applicable legal rules and regulations.~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred clause, due to its provision is already in the *Regulamento do Novo Mercado* (articles 42 to 45) and ICVM 361 (rules regarding OPA).
Paragraph One – The appraisal report mentioned in the head section of this Section 49 shall be prepared by a specialized institution or company with proven experience and independent from the Company's decision-making powers, its Managers and/or the Controlling Shareholder, in addition to meeting the requirements of article 8(1) of Law 6404/76, and including the liability set out in article 8(6) of same law.	~~**Paragraph One –** The appraisal report mentioned in the head section of this Section 49 shall be prepared by a specialized institution or company with proven experience and independent from the Company's decision-making powers, its Managers and/or the Controlling Shareholder, in addition to meeting the requirements of article 8(1) of Law 6404/76, and including the liability set out in article 8(6) of same law.~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred clause, due to its provision is already in the *Regulamento do Novo Mercado* (articles 42 to 45) and ICVM 361 (rules regarding OPA).
Paragraph Two – The General Shareholders' Meeting shall be solely incumbent on choosing the specialized institution or company that shall	~~**Paragraph Two –** The General Shareholders' Meeting shall be solely incumbent on choosing the specialized institution or company that shall determine the Company's Economic Value from~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred clause, due to its provision is already in the

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
determine the Company's Economic Value from a triple list submitted by the Board of Directors, and the resolution shall be adopted by majority of votes of the shareholders representing Free Float present to such meeting that, if convened in the first call, shall a quorum of shareholders representing at least twenty percent (20%) of total Free Float or, if convened in second call, may have a quorum composed of any number of shareholders representing Free Float, not counting blank votes.	~~a triple list submitted by the Board of Directors, and the resolution shall be adopted by majority of votes of the shareholders representing Free Float present to such meeting that, if convened in the first call, shall a quorum of shareholders representing at least twenty percent (20%) of total Free Float or, if convened in second call, may have a quorum composed of any number of shareholders representing Free Float, not counting blank votes.~~	*Regulamento do Novo Mercado* (articles 42 to 45) and ICVM 361 (rules regarding OPA).
Section 54 – In the event the Company's delisting from the Novo Mercado is decided so that the securities it issues may be registered for trade outside the Novo Mercado, or by reason of corporate reorganization, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado within a term of one hundred and twenty (120) days as of the date of the General Shareholders' Meeting that approved such transaction, the Controlling Shareholder shall make a public tender	~~**Section 54 –** In the event the Company's delisting from the Novo Mercado is decided so that the securities it issues may be registered for trade outside the Novo Mercado, or by reason of corporate reorganization, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado within a term of one hundred and twenty (120) days as of the date of the General Shareholders' Meeting that approved such transaction, the Controlling~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred clause, due to its provision is already in the *Regulamento do Novo Mercado* (articles 42 to 45) and ICVM 361 (rules regarding OPA).

TIM

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
offer to acquire the other shareholders' shares, at least for the Economic Value to be assessed in the appraisal report prepared under Section 53, Paragraphs One and Two, and in compliance with all applicable rules and regulations.	~~Shareholder shall make a public tender offer to acquire the other shareholders' shares, at least for the Economic Value to be assessed in the appraisal report prepared under Section 53, Paragraphs One and Two, and in compliance with all applicable rules and regulations.~~	
Section 55 – In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado is decided so that the securities it issues may be registered for trade outside the Novo Mercado, or by reason of corporate reorganization, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado within a term of one hundred and twenty (120) days as of the date of the General Shareholders' Meeting that approved such transaction, such delisting shall be conditioned to a public tender offer being made to acquire the Company's shares under same conditions provided in Section 50 above.	~~**Section 55** – In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado is decided so that the securities it issues may be registered for trade outside the Novo Mercado, or by reason of corporate reorganization, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado within a term of one hundred and twenty (120) days as of the date of the General Shareholders' Meeting that approved such transaction, such delisting shall be conditioned to a public tender offer being made to acquire the Company's shares under same conditions provided in Section 50 above.~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred clause, due to its provision is already in the *Regulamento do Novo Mercado* (articles 42 to 45) and ICVM 361 (rules regarding OPA).

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Paragraph One – Such General Shareholders' Meeting shall determine the individual(s) responsible for the making the public tender offer for the acquisition of shares, which shall be present at the General Shareholders' Meeting and shall expressly undertake such obligation.	~~**Paragraph One** – Such General Shareholders' Meeting shall determine the individual(s) responsible for the making the public tender offer for the acquisition of shares, which shall be present at the General Shareholders' Meeting and shall expressly undertake such obligation.~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred clause, due to its provision is already in the *Regulamento do Novo Mercado* (articles 42 to 45) and ICVM 361 (rules regarding OPA).
Paragraph Two – If the General Shareholders' Meeting fails to determine the individuals responsible for making the public tender offer, in the event of a corporate reorganization transaction, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado, the shareholders that voted in favor of the corporate reorganization shall make such tender offer.	~~**Paragraph Two** – If the General Shareholders' Meeting fails to determine the individuals responsible for making the public tender offer, in the event of a corporate reorganization transaction, whereby the company resulting from such reorganization does not qualify for trading its securities in the Novo Mercado, the shareholders that voted in favor of the corporate reorganization shall make such tender offer.~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred clause, due to its provision is already in the *Regulamento do Novo Mercado* (articles 42 to 45) and ICVM 361 (rules regarding OPA).
Section 56 – The Company's delisting from the Novo Mercado due to its non-compliance with the liabilities set forth in the Novo Mercado Rules is conditioned to a public tender offer being made for the acquisition of shares, at least, for the	~~**Section 56** – The Company's delisting from the Novo Mercado due to its non-compliance with the liabilities set forth in the Novo Mercado Rules is conditioned to a public tender offer being made for the acquisition of shares, at~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred clause, due to its provision is already in the *Regulamento do Novo Mercado* (articles 42 to 45) and ICVM 361 (rules regarding OPA).

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
Economic Value to be assessed in the appraisal report prepared under Section 49 hereof, and in compliance with all applicable rules and regulations.	~~least, for the Economic Value to be assessed in the appraisal report prepared under Section 49 hereof, and in compliance with all applicable rules and regulations.~~	
Paragraph One – The Controlling Shareholder shall make a public tender offer for the acquisition of shares as provided in the head section hereof.	~~Paragraph One – The Controlling Shareholder shall make a public tender offer for the acquisition of shares as provided in the head section hereof.~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred clause, due to its provision is already in the *Regulamento do Novo Mercado* (articles 42 to 45) and ICVM 361 (rules regarding OPA).
Paragraph Two – In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado results from a deliberation of the General Shareholders' Meeting, the shareholders that voted in favour of such deliberation that implied the non-compliance shall make the public tender offer for the acquisition of shares provided in the head section hereof.	~~Paragraph Two – In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado results from a deliberation of the General Shareholders' Meeting, the shareholders that voted in favour of such deliberation that implied the non-compliance shall make the public tender offer for the acquisition of shares provided in the head section hereof.~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred clause, due to its provision is already in the *Regulamento do Novo Mercado* (articles 42 to 45) and ICVM 361 (rules regarding OPA).
Paragraph Three – In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado referred in the	~~Paragraph Three – In the event there is no Controlling Shareholder, and the Company's delisting from the Novo Mercado referred in~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred clause, due to its provision is already in the

TIM

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
head section hereof occurs by reason of an administrative act of fact, Company's Senior Managers shall call a General Shareholders' Meeting which agenda shall be the deliberation on how to cure the non-compliance with the liabilities set forth in the Novo Mercado Rules or, if required, deliberate on the Company's delisting form the Novo Mercado.	~~the head section hereof occurs by reason of an administrative act of fact, Company's Senior Managers shall call a General Shareholders' Meeting which agenda shall be the deliberation on how to cure the non-compliance with the liabilities set forth in the Novo Mercado Rules or, if required, deliberate on the Company's delisting form the Novo Mercado.~~	*Regulamento do Novo Mercado* (articles 42 to 45) and ICVM 361 (rules regarding OPA).
Paragraph Four – Should the General Shareholders' Meeting mentioned in Paragraph Three above decides for the Company's delisting from the Novo Mercado, such General Shareholders' Meeting shall determine the individual(s) responsible for the making the public tender offer for the acquisition of shares, which shall be present at the General Shareholders' Meeting and shall expressly undertake such obligation.	~~**Paragraph Four** – Should the General Shareholders' Meeting mentioned in Paragraph Three above decides for the Company's delisting from the Novo Mercado, such General Shareholders' Meeting shall determine the individual(s) responsible for the making the public tender offer for the acquisition of shares, which shall be present at the General Shareholders' Meeting and shall expressly undertake such obligation.~~	Adjustments of *Regulamento do Novo Mercado*: Exclusion of the referred clause, due to its provision is already in the *Regulamento do Novo Mercado* (articles 42 to 45) and ICVM 361 (rules regarding OPA).
CHAPTER IX **ARBITRATION**		
Section 57 – The Company, its shareholders, Senior Managers and Fiscal Council members shall refer	Section 49 ~~Section 57~~ – The Company, its shareholders, Senior Managers and Fiscal	Adjustments of *Regulamento do Novo Mercado*: Renumbered to article 49 and

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
to arbitration before the Market Arbitration Panel any disputes or controversies that may arise among them, in particular with relation to or origin on the enforcement, validity, effectiveness, construction, violation, and related effects, of the provisions set forth in the Corporation law, Company's By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil, as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Listing Rules, the Arbitration Rules, the Sanctions Rules and the Novo Mercado Agreement.	Council members, effective or alternate, if applicable, shall refer to arbitration before the Market Arbitration Panel, according its regulations, ~~any disputes or controversies that may arise among them~~, any controversies that may arise among them,~~in particular~~ with relation to or origin on the condition of issuer, shareholders, officers and members of the Fiscal Council, in particular, derived from the ~~on the enforcement, validity, effectiveness, construction, violation, and related effects, of the~~ provisions set forth in the ~~Corporation law~~Law nº 6,385/76, Law nº 6,404/76, Company's By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil, as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Listing Rules, ~~the Arbitration Rules, the Sanctions Rules~~, other B3 regulations and the Novo Mercado Agreement.	adjusted according to article 39 of the Regulamento do Novo Mercado.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
CHAPTER X DELISTING OF THE COMPANY OF NOVO MERCADO LISTING SEGMENT		
SECTION I GENERAL PROVISIONS		
INCLUSION	**Section 50 –** The Company's delisting of Novo Mercado listing segment may occur, pursuant to Sections II and III below, according to:	Adjustments of *Regulamento do Novo Mercado*: Adjustment to comply with *Regulamento do Novo Mercado* (Chapters II and III).
INCLUSION	I. the decision of the controlling shareholder or of the Company;	
INCLUSION	II. the non-compliance with obligations under the Novo Mercado Rules; and	
INCLUSION	III. the cancellation of the Company's publicly-held registration or the conversion of the CVM registration category, in which case the provisions set forth in the legislation and regulations in force shall be observed.	
SECTION II VOLUNTARY DELISTING OF THE COMPANY		

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
INCLUSION	**Section 51 –** The voluntary delisting from the Novo Mercado listing segment will only be granted by B3, if it is preceded by a public tender offer for the acquisition of shares that observes the procedures provided in CVM instructions for cancellation of registration as a publicly held company and in the Novo Mercado Rules.	Adjustments of *Regulamento do Novo Mercado*: Adjustment to comply with *Regulamento do Novo Mercado* (Chapters II and III).
INCLUSION	**Sole Paragraph -** The voluntary delisting from the Novo Mercado listing segment may occur regardless of the public tender offer for the acquisition of shares mentioned above in the event of dismissal approved by the Shareholders' Meeting, in accordance with the Novo Mercado Rules.	Adjustments of *Regulamento do Novo Mercado*: Adjustment to insert this wording, to clarify the minimum quorum provided in article 44 of the *Regulamento do Novo Mercado*.
SECTION III COMPULSORY DELISTING OF THE COMPANY		
INCLUSION	**Section 52 –** The application of penalty for compulsory delisting from the Novo Mercado listing segment depends on a public tender	Adjustments of *Regulamento do Novo Mercado*: Adjustment to comply with

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
	offer for the acquisition of shares with the same characteristics as the public tender offer for the acquisition of shares as a result of voluntary delisting from the Novo Mercado listing segment, as provided in Section 51 above.	*Regulamento do Novo Mercado* (Chapters II and III).
INCLUSION	**Sole Paragraph** – In the event of not reaching the percentage level equivalent to 1/3 (one third) of the outstanding shares, after the public tender offer for acquisition of shares, the shares issued by the Company will still be traded for a period of 6 (six) months in that segment, counted from the auction of the public tender offer for the acquisition of shares, without prejudice to the application of a financial penalty.	
CHAPTER XI CORPORATE RESTRUCTURING		
INCLUSION	**Section 53** - In the event of a corporate restructuring that involves the transfer of the Company's shareholding base, the resulting	Adjustments of *Regulamento do Novo Mercado*: Adjustment to comply with

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
	companies shall request admission to the Novo Mercado listing segment within 120 (one hundred and twenty) days from the date of the Shareholdders' Meeting that resolved on the said restructuring.	*Regulamento do Novo Mercado* (Chapters II and III).
INCLUSION	**Sole Paragraph** - In the event that the restructuring involves resulting companies that do not intend to request admission to the Novo Mercado listing segment, the majority of the holders of the Outstanding Shares of the Company present at the Shareholders' Meeting shall agree to this corporate structure.	
CHAPTER XII TEMPORARY PROVISIONS		
Section 58 – Upon the listing of the Company in the Novo Mercado:	~~**Section 58** – Upon the listing of the Company in the Novo Mercado:~~ **Section 54** – Upon the Company's admission to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão ("Novo Mercado" and "B3", respectively):	Adjustments of *Regulamento do Novo Mercado*: Renumbered to Article 54 and mandatory amendment to reflect the new denomination of B3, as well as the insertion on the controlling shareholders.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
I. The Company, its shareholders, Senior Managers and Fiscal Council, as instated, shall be subject to the provisions of the Novo Mercado Rules; II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.	I. The Company, its shareholders, including controlling shareholders, Senior Managers and members of the Fiscal Council, as installed, shall be subject to the provisions of the Novo Mercado Rules; II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.	
Section 59 – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged	**Section** 55~~59~~ – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent	Renumbered to article 55.

BY-LAWS (AS IS)	BY-LAWS (TO BE)	Adjustments – Origin, Justify and Analysis of Efects
independent company, that shall confirm equitable treatment is being provided to all companies involved, the shareholders of which shall be granted ample access to the report on that analysis.	company, that shall confirm equitable treatment is being provided to all companies involved, the shareholders of which shall be granted ample access to the report on that analysis.	
Section 60 – These By-laws shall be interpreted in good faith. The Shareholders and the Company shall act in their relationship with the strictest good faith, both subjectively and objectively.	**Section** 56~~60~~ – These By-laws shall be interpreted in good faith. The Shareholders and the Company shall act in their relationship with the strictest good faith, both subjectively and objectively.	Renumbered to article 56.
INCLUSION	**Section 57 -** This instrument is governed by the laws of the Federative Republic of Brazil.	Suggestion of inclusion to insert the legal reference.

16 – Proposed Consolidated By-laws

TIM PARTICIPAÇÕES S.A.

BY-LAWS

CHAPTER I
THE COMPANY'S CHARACTERISTICS

Section 1 – TIM PARTICIPAÇÕES S.A. (the "Company") is a publicly-held stock corporation, governed by these By-laws and by the applicable legislation.

Section 2 – The purpose of the Company is to:

I. hold interest in the capital of companies that explore any type of telecommunications services, in the terms and conditions provided for in the relevant permits, authorizations or concessions, of companies that develop activities that are necessary or useful to the provision of such services, or of companies that provide Internet connection services, value added services and Internet application services;

II. promote, through its controlled or affiliated companies, the expansion and implementation of any type of telecommunications services, in the terms and conditions provided for in the relevant permits, authorizations or concessions;

III. promote, perform or give guidance in relation to the borrowing of funds from internal and external sources to be invested by the Company or by its controlled companies;

IV. promote and incentive study and research activities for the development of any type of telecommunications services, as well as of Internet connection services, other value added services and Internet application services;

V. provide, directly or through controlled or affiliated companies, services related to the telecommunications industry;

VI. promote, incentive and coordinate, through controlled or affiliated companies, the education and training of the staff required by the telecommunications industry in general;

VII. perform or promote the import of goods and services for the controlled or affiliated companies;

VIII. engage in any other activities related or akin to its purpose; and

IX. hold interest in the corporate capital of other companies.

Section 3 – The Company is headquartered and its forum is based in the city and State of Rio de Janeiro. The Company, upon resolution of its Board of Officers, may establish or amend the headquarter's address, as well as open, transfer, or close branches, agencies, warehouses, offices and any other establishments anywhere in Brazil or abroad.

Section 4 – The duration term of the Company is indeterminate.

CHAPTER II
CAPITAL STOCK

Section 5 – The subscribed and fully-paid capital stock is of eleven billion, five hundred and fifty seven million, four hundred and twenty six thousand, nine hundred and seventy four Reais and twenty six cents (R$11.557.426.974,26) divided into two billion, four hundred twenty one million, thirty two thousand and four hundred seventy nine (2,421,032,479) common shares all nominative, book-entry and with no-par value.

Section 6 – Each common share corresponds to 1 (one) vote in the Shareholders' Meeting resolutions.

Section 7 – The Company is authorized to increase the capital stock upon resolution of the Board of Directors, irrespective of an amendment to these By-laws, up to a limit of four billion four hundred and fifty thousand million (4,450,000,000) common shares.

Paragraph One – Within the limits of the authorized capital set forth in the caput section of Section 7, the Company may, upon the Board of Directors' resolutions, grant stock options or subscription of shares to its officers, employees or any individuals that render services to the Company or its directly or indirectly controlled companies, as per the plan approved by the General Shareholders' Meeting.

Paragraph Two – Within the limits of the authorized capital set forth in the caput section of Section 7, the Board of Directors may decide on the issuance of convertible debentures.

Section 8 – The shares of Company shall be book entry shares and shall be kept in a deposit account, at a financial institution, on behalf of their holders, with no issuance of share certificates. The depository institution may charge shareholders for the cost of transferring their shares, as provided in section 35, paragraph 3rd of Law No. 6,404, of December 15, 1976 ("Law 6,404/76").

CHAPTER III
SHAREHOLDERS' MEETING

Section 9 – The Shareholders' Meeting is the ruling body of the Company, with authority to decide on all business concerning its corporate purpose and take the actions deemed convenient to the protection and development of the Company.

Section 10 – The following are exclusive powers of the Shareholders' Meeting:

I. to amend the By-laws;

II. to decide on the appraisal of assets given by shareholders to pay up capital stock;

III. to decide on the Company's transformation, merger, take-over and split-up; its dissolution and liquidation; to appoint and remove liquidators and appreciate their accounts;

IV. to suspend the rights of shareholders that do not comply with their duties imposed by law or by these By-laws or the Novo Mercado Listing Rules (the "Novo Mercado Rules") disclosed by B3 S.A. – Brasil, Bolsa, Balcão ("B3");

V. to elect and remove, at any time, the members of the Board of Directors and the members of the Fiscal Council;

VI. to determine the global or individual remuneration of the members of the Board of Directors, Board of Executive Officers and members of the Fiscal Council;

VII. to annually take the accounts of the management and decide about the financial statements submitted by the management;

VIII. to decide whether the Company shall file a civil liability lawsuit against the management for losses in the Company's assets, as provided in section 159 of Law No. 6,404/76;

IX. to resolve in compliance with all provisions set forth in any law, the By-laws or the Novo Mercado Rules about capital stock increase by means of subscription of new shares, and on the issuance of any other bonds or securities, whether in Brazil or abroad as provided in the paragraph 1 of section 7 and whenever the limit of the authorized capital has been attained;

X. to previously approve the execution of loan agreements, management agreements and technical support services agreements, between the Company or its controlled companies, on the one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties.

Sole Paragraph – The reimbursement amount due to dissenting shareholders, who exercise the right of withdrawal in the cases provided for in the Law No. 6,404/76, is determined by dividing the value of net equity, as provided in the latest financial statements approved by the Shareholders' Meeting, by the total number of shares issued by the Company, excluding treasury shares.

Section 11 – The Shareholders' Meeting shall be convened by the Board of Directors, represented by its Chairman, and may also be convened as provided under the sole paragraph of section 123 of Law No. 6,404/76.

Section 12 – The Shareholders' Meeting shall be opened and presided over by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, or by an attorney-in-fact expressly appointed by the Company's Chief Executive Officer or by the Chairman of the Board of Directors, with specific authority for such purpose. The Chairman of the Shareholders' Meeting shall appoint the Secretary.

Paragraph One – In order to prove the shareholder status, it will be observed the provision of section 126 of Law No. 6,404/76; holders of uncertified or deposited shares shall deposit with the Company's head-office, no later than two (2) working days before the shareholders' meeting, their identity document and respective proxy, when needed, and the receipt/statement issued by the depository institution, issued no later than five (5) working days before the shareholders' meeting.

Paragraph Two – Notwithstanding the provisions above, the shareholder who attends the Shareholders' meeting provided with the documents referred to in Paragraph One above, until the time of the beginning of the meeting, may participate and vote, even if he has not presented the documents previously.

Section 13 – The Shareholders' Meeting proceedings and resolutions shall be recorded in minutes, signed by the presiding board and the shareholders attending the meeting that represent, at least, the majority required for passing resolutions.

Paragraph One – The minutes shall be recorded as a summary of the facts, including dissents and protests.

Paragraph Two – Except as otherwise decided by the Meeting, the minutes shall be published without the shareholders' signatures.

Section 14 – Annually, within the first four months following the end of the fiscal year, a annual Shareholders' Meeting shall be convened to:

I. take the management accounts; examine, discuss and vote the financial statements;

II. decide on the uses to which the net profits of the fiscal year should be put and on the distribution of dividends; and

III. elect the members of the Fiscal Council and, when applicable, the members of the Board of Directors.

Section 15 – A Special Shareholders' Meeting shall be convened whenever the Company interests so require.

Section 16 – The shareholders shall exercise their voting rights in the Company's interests.

CHAPTER IV
COMPANY MANAGEMENT

SECTION I
GENERAL RULES

Section 17 – The Company shall be managed by the Board of Directors and by the Board of Executive Officers.

Paragraph One – The Board of Directors, as a decision body, shall carry out the high management of the Company.

Paragraph Two – The Board of Executive Officers is the Company's representative and executive body, and each one of its members shall act within his/her respective scope of authority, provided that the limits set forth in sections 10, 22 and 32 of these By-laws are observed.

Paragraph Three – The duties and powers vested by law on each management body cannot be assigned to another.

Paragraph Four – The positions of Chairman of the Board of Directors and Chief Executive Officer or main executive officer of the Company shall not be held by the same manager cumulatively.

Paragraph Five – The members of the Board of Directors and of the Board of Executive Officers are released from providing a pledge as guarantee of their term of office.

Section 18 – Managers will take office by signing an instrument of appointment recorded in the Book of the Minutes of the Board of Directors or Executive Officers' Meetings, as the case may be.

Sole Paragraph – The member of the Board of Directors or the member of the Board of Executive Officers, shall take office only after the execution of the term of office, which

shall encompass his/her subjection to the arbitration clause referred to in Section 49 of these By-Laws, pursuant to any applicable legal requirements.

Section 19 – At the taking of office, the Company's Managers shall sign, in addition to the instrument of appointment, a statement pursuant to which they shall adhere to the terms of the Company's Policies and Code of Ethics and Conduct.

Section 20 – In addition to the events of death, resignation, dismissing and other events provided for in the law, the position shall become vacant whenever the manager fails to sign the terms of office provided in these By-laws within the thirty (30) days as of its election, everything with no just cause, at the discretion of the Board of Directors.

Paragraph One – The resignation from the position of manager shall be made upon written communication to the body integrated by the resigning member, and it shall become effective as of such moment to the Company and, to any third parties, after the filing of the document of resignation with the Board of Trade and its publication.

Paragraph Two – Should any position in the Board of Directors be vacant, including the position of Chairman of the Board of Directors, the other Board members, upon decision of the majority of members, shall appoint an alternate member, who shall remain in office until the next Shareholders' Meeting. The alternate elected by the Shareholders' Meeting shall remain in office for the remaining period of the replaced member's term of office.

Paragraph Three – The members of the Board of Directors shall be replaced in the event of absence or impediment by a proxy duly appointed insofar as such proxy is a member of the Board of Directors.

Section 21 – Managers shall serve a unified term of two (2) years, with reelection allowed.

Sole Paragraph – The terms of office of the Managers shall be extended until the instatement of their elected successors.

SECTION II
BOARD OF DIRECTORS

Section 22 – In addition to the duties provided by law, the Board of Directors is responsible for:

I. approving and following up the Company's annual budget and the Company's goals action plan and business strategy plan for the period covered by the budget of the Company and its controlled companies;

II. deciding on the issuance of shares and convertible debentures, within the limits of the authorized capital stock as per Section 7 of the present By-laws, as well as non-convertible debentures, and the Board of Directors may also exclude the preemptive rights or reduce the term for its exercise in the issuance of shares and convertible debentures which are placed for sale in the Stock Exchange or by public subscription or exchange for shares in a public tender offer for the acquisition of control under the terms set forth by law and the applicable legislation;

III. authorizing the issue of commercial papers for public offering;

IV. deciding, when so empowered by the Shareholders' Meeting, on the conditions for the issue of debentures, the maturity date and conditions, amortization or redemption, the date and conditions for interest payment, profit sharing and refund premium, if any, and the form of subscription or placement, as well as the other types of debentures;

V. authorizing the purchase of shares issued by the Company, for the purposes of cancellation or holding them in treasury and subsequent sale;

VI. deciding on the approval of a program of depository receipts issued by the Company;

VII. deciding on the purchase or sale, in whole or partially, by the Company or by its controlled companies, of interest in capital stock of other companies, as well as of participation in joint venture that require the incorporation of a new company;

VIII. authorizing the exchange of shares and other securities, as well as the waiver of preemptive rights to the subscription of shares, debentures convertible into shares or subscription bonus issued by the controlled companies;

IX. authorizing the creation or liquidation of subsidiary companies or controlled companies;

X. authorizing the Company, as well as its controlled companies and affiliates, to enter into, amend or terminate shareholders' agreements;

XI. deciding on the submission to the General Shareholders' Meeting of loan agreements, management agreements and technical support services agreements between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated, under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, subject to the provisions in Section 10, item X, of these By-Laws;

XII. decide on the execution of agreements of any nature, except for those mentioned in Section 10, item X, of these By-Laws, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control of the controlling companies of the latter, or parties related to the Company, on the other side, involving amounts equal to or exceeding R$50,000,000.00 (fifty million Reais), after prior assessment of the Company's Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;

XIII. decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is higher than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;

XIV. decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value exceeds R$500,000,000.00 (five hundred million Reais);

XV. decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, exceeds R$50,000,000.00 (fifty million Reais);

XVI. decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, over the amount of R$50,000,000.00 (fifty million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;

XVII. authorize the execution by the Company, or by its subsidiaries or controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$50,000,000.00 (fifty million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;

XVIII. decide on policies or equivalent documents, to be observed by all officers, members of the Fiscal Council and the Statutory Audit Committee and employees of the Company, and of its controlled and subsidiary companies, related to: (a) functional conduct guided by ethical and moral standards (Code of Ethics and Conduct of the Company); (b) the Company's sustainability practices; (c) management compensation; (d) appointment of members of the Board of Directors, its advisory committees and the Board of Officers; (e) risk management; (f) transactions with related parties; (g) conflict of interest; and (h) trading in the Company's securities.

XIX. decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is greater than R$2,000,000.00 (two million Reais);

XX. approving the Company's supplementary pension plan and that of its controlled companies;

XXI. electing and dismissing, at any time, the Executive Officers, including the Chief Executive Officer, determining their specific titles, duties and scopes of authority in compliance with the provisions of these By-laws, and also approving the assignment of new duties to Executive Officers and any amendment to the composition and the duties of the Executive Officers;

XXII. dividing the total global remuneration amount established by the Shareholders' Meeting among the Directors and Executive Officers of the Company, as the case may be;

XXIII. approve its internal rulings, as well as the internal rulings of their advisory committees;

XXIV. approve the Board of Officers' internal rulings, with its respective organizational structure;

XXV. appointing the Company's representatives in the management of its controlled companies;

XXVI. electing or dismissing the independent auditors responsible for providing audit services on the Company's financial statements, after assessment and opinion issued by the Statutory Audit Committee;

XXVII. rendering an prior and grounded opinion for or against any tender offer for the acquisition of shares issued by the Company to be disclosed until fifteen (15) days prior to the publication of the tender offer call notice that shall address, at least,: (i) the convenience and opportunity of the tender offer regarding the interest of the overall shareholders also related to the price and potential impacts for the liquidity of shares; (ii) the repercussions of the tender offer on the Company's interests; (iii) the strategic plans disclosed by the offeror with regard to the Company; (iv) the options to the acceptance of the tender offer for the acquisition of shares available in the market; and (v) other points the Board of Directors consider pertinent, as well as the information required by the applicable rules set forth by CVM;

XXVIII. decide on any subject or proposal to be submitted to the Shareholders' Meeting and to resolve on its convening, whenever it is necessary;

XXIX. review, annually, the corporate governance program, in order to improve it;

XXX. decide on independent auditors' annual work plan, after prior assessment of the Statutory Audit Committee of the Company;

XXXI. performing any other activity assigned to it by the Shareholders' Meeting; and

XXXII. deciding the cases not provided for herein and performing other duties not assigned to another body by law or by these By-laws.

Sole Paragraph – The Board of Directors may establish differentiated levels of authority for the Executive Board and down the hierarchical structure of the Company's administrative organization, always observing the provisions of these By-Laws.

Section 23 – The Board of Directors is comprised of at least five (5) and at most nineteen (19) permanent members.

Paragraph One – At least two (2) or twenty percent (20%) of the members of the Board of Directors, which is higher, shall be Independent Directors, as per the definition of the Novo Mercado Rules, and shall also be considered independent the Director(s) elected as provided in paragraphs 4 and 5 of article 141 of Law 6,404/76 and in paragraph 3 of article 16 of Novo Mercado Rules.

Paragraph Two – Whenever the membership percentage results in a fraction, as a result of the compliance with the percentage set forth in the above paragraph, the number will be rounded up to the immediate following whole number, under the Novo Mercado Rules.

Paragraph Three – The qualification as Independent Directors shall be resolved in the Shareholders' Meeting that elects them and expressly recorded in its Minutes.

Section 24 – The Directors shall be elected and dismissible by the Shareholders' Meeting, and the Board of Directors shall appoint, among them, its Chairman.

Paragraph One – A Director shall have a spotless reputation; and except as waived by the Shareholders' Meeting, the following may not be elected: (I) those who hold positions in companies that might be considered competitors to the Company; or (II) those who have or represent conflicting interest with the Company. Directors shall not be entitled to exercise voting rights or have access to information or take part in Board of Directors' Meetings in case of impediments specified in this Paragraph One, derived from supervening or unknow event, at the time of their elections.

Paragraph Two – Pursuant to Section 156, of Law No. 6,404/76, the right to vote shall not be exercised in the circumstances where there is a conflict of interest with that of the Company.

Section 25 – The Board of Directors shall meet regularly at least six (6) and up to twelve (12) times per year, and whenever called for a special meeting by its Chairman, by any 2 (two) Directors or by the Company's Chief Executive Officer.

Paragraph One – The call notices shall be sent by mail or e-mail, delivered at least 7 (seven) days in advance, except in the cases of evident urgency, at the sole discretion of the Chairman of the Board. The call notice shall specify the agenda.

Paragraph Two – The members of the Board are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chairman of the Board of Directors or the alternate thereto until the time of the respective meeting.

Paragraph Three – The Chairman of the Board of Directors may invite to attend the meetings of the body any other members of the Board of Executive Officers, other Company's high ranked employees, as well as any third parties that may contribute with opinions or recommendations related to the matters to be decided on by the Board of Directors. The individuals invited to attend the meetings of the Board shall not be entitled to vote.

Section 26 – The Board of Directors decisions shall be passed by majority of votes, with the presence of the majority of the Directors; and in the event of draw, the Chairman shall be entitled to the deciding vote.

Sole Paragraph – Minutes shall be drawn up to record the meetings of the Board of Directors, which minutes shall be signed by all Directors that attended such meeting and by the Secretary of the meeting.

SUB-SECTION I
COMMITTEES OF THE BOARD OF DIRECTORS

Section 27 – The Board of Directors may create technical and advisory committees to provide advice to the Board of Directors, whether permanent or otherwise, whenever it deems the creation of such committees necessary.

Sole Paragraph – The Board of Directors shall establish the rules applicable to its committees, including rules on authorities, composition, term of office, compensation, operation and scope.

Section 28 – The Company shall have a Statutory Audit Committee, an advisory body directly under the Board of Directors.

Paragraph 1 – The Statutory Audit Committee shall adopt its own Internal Regulations, approved by the Board of Directors, which shall provide in detail on its functions and on its operational procedures, observing the legislation in force and the rules issued by the regulatory bodies of the financial market and of the stock exchanges where the Company’s securities are listed.

Paragraph 2 – The Statutory Audit Committee shall operate permanently and shall be composed of at least 3 (three) and no more than 5 (five) members, appointed by the Board of Directors, for a term of office of 2 (two) years, which shall coincide with the term of office of the members of the Board of Directors, and their appointment shall be limited to a maximum period of 10 (ten) years.

Paragraph 3 – In compliance with the rules issued by the regulatory bodies of the financial market: (i) at least 1 (one) of the independent members of the Board of Directors shall also be a member of the Statutory Audit Committee; (ii) at least 1 (one) member of the Statutory Audit Committee shall have recognized experience in matters of corporate accounting; (iii) all members of the Statutory Audit Committee shall be independent members; and (iv) all its members shall meet the requirements provided for in art. 147 of Law 6,404/76.

Paragraph 4 - The same member of the Statutory Audit Committee may accumulate both characteristics referred to in items (i) and (ii) of Paragraph 3 above.

Paragraph 5 – Persons who are or have been, in last the 5 (five) years, members of management or employees of the Company, or of its controlled, parent or affiliated companies, or of companies under common control, directly or indirectly, or technical professionals in charge of teams involved in the Company's audit work, or their spouses, relatives through lineal or collateral kinship up to the third degree, and through affinity up to the second degree, shall be prohibited from being members of the Statutory Audit Committee.

Paragraph 6 – The Statutory Audit Committee shall have one coordinator elected by the majority of its members, whose activities and duties shall be determined in the Statutory Audit Committee' Internal Regulations.

Paragraph 7 – The Statutory Audit Committee shall meet whenever necessary, but at least every two months, so that the accounting information of the Company may always be reviewed by such body before their disclosure.

Section 29 – The Statutory Audit Committee, among other functions that may be assigned to such body by the Board of Directors or by the applicable regulation, shall be responsible for:

I. issuing its opinion on the hiring and dismissal of the independent auditor responsible for the audit services on the financial statements, as well as any other services, whether or not they are audit services;

II. analyzing the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the independent auditors;

III. supervising the activities of the independent auditors with the purposes of assessing their independence, the quality and the adequacy of the services provided to the Company, including, to the extent allowed by the legislation, assisting in the solution of any divergences between the management and the independent auditors with respect to the presentation of the financial statements;

IV. supervising the activities performed by the internal audit, analyzing, for such purpose, the annual work plan, discussing the result of the activities performed, the revisions made and assessing the performance of the internal auditors;

V. supervising and analyzing the effectiveness, quality and integrity of the internal control mechanisms, in order to, among other things, monitor compliance with provisions related to: (i) presentation of the financial statements, including the quarterly financial information and other interim statements; and (ii) the information and measurements disclosed based on adjusted accounting data and on non-accounting data, which add elements that are not provided for in the structure of the usual reports of the financial statements;

VI. to have tools for receiving and treatment of information about non-compliance with legal and regulatory provisions applicable to the Company, in addition to internal regulations and codes, including provision for specific procedures to protect the provider and confidentiality of information;

VII. analyzing whistleblower reports, anonymous or otherwise, related to any accounting, internal controls or audit matters, received by the Company, as well as suggesting the measures that may be taken;

VIII. examining, assessing and issuing its opinion, previously, on whether the agreements to be executed between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliated or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, comply with the standards normally adopted in the market in transactions of the same nature between independent parts, based on the material submitted by the Company's management, and the Statutory Audit Committee may request additional clarifications or opinions of independent third parties, whenever it deems necessary;

IX. preparing summarized annual report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations made; and (b) any situations in which there are significant divergences among the Company's management, the independent auditors and the Statutory Audit Committee with respect to the Company's financial statements;

X. assessing and monitoring the risk exposures of the Company, being authorized to request detailed information on policies and procedures related to: (a) the compensation of the management ; (b) the use of the Company's assets; and (c) the expenses incurred on behalf of the Company.

XI. evaluating, monitoring and recommending to the Management the correction or improvement of the Company's internal policies, including the policy of transactions with related parties; and

XII. evaluating the quarterly information, interim statements and financial statements.

Sole Paragraph – The Statutory Audit Committee, by means of resolution passed by the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in the fulfillment of its duties and responsibilities.

Section 30 – The Statutory Audit Committee shall have operational autonomy and budgetary endowment, within the limits approved by the Board of Directors and in accordance with proposal prepared by the Statutory Audit Committee itself, to conduct or determine the conduction of inquiries, assessments and investigations within the scope of its activities, and it may hire, for such purpose, independent external specialists.

SECTION III
BOARD OF EXECUTIVE OFFICERS

Section 31 – The Board of Executive Officers, who may or may not be shareholders themselves, shall be comprised of a minimum of three (3) and a maximum of twelve (12) members. All Executive Officers shall be elected by the Board of Directors, which may dismiss them at any time. Among the Executive Officers, shall be entitled, necessarily, the Chief Executive Officer, the Chief Financial Officer, the Investor Relations Officer and the Legal Officer, and the others shall be entitled as established by the Board of Directors.

Paragraph One – In the case of a vacant Executive Officer position, the Board of Directors shall elect a new Executive Officer or an alternate to fill it in for the unexpired term of mandate.

Paragraph Two – In the absence or temporary incapacity of any Officer, an alternate Officer shall be appointed by the Chief Executive Officer or, in the event of his/her incapacity, by majority decision of the Executive Officers.

Section 32 – Pursuant to the provisions of section 143, paragraph 2nd of Law No. 6,404/76, it is incumbent upon the Board of Executive Officers, acting as a decision body:

I. approve the proposals, plans and projects to be submitted to the Board of Directors and/or the Shareholders' Meeting;

II. decide on the execution of agreements of any nature, except for those mentioned in Section 10, item X, between the Company or its controlled companies, on one side, and the controlling shareholder or its controlled companies, affiliates or under the same control or the controlling companies of the latter, or parties related to the Company, on the other side, with a value under R$50,000,000.00 (fifty million Reais), after prior assessment of the Statutory Audit Committee to the effect that the terms and conditions of the agreement in question are in compliance with standards normally adopted in the market for transactions of the same nature between independent parties;;

III. decide on the participation of the Company or its controlled companies in any association and, once it does not require the incorporation of a company, in any joint venture, consortium or any similar structure;

IV. decide on the appointment of the Company and its controlled companies' representatives in other companies or associations in which they participate;

V. decide on the execution of agreements by the Company or by its controlled companies of loans, financing or other transactions implying indebtedness to the Company or its controlled companies, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais). Letter of bank guarantees or guarantees of any nature, hired by the Company or its controlled companies, to ensure judicial or administrative proceedings, are excepted;

VI decide on the execution of agreements by the Company, or by its controlled companies, for the purchase of assets or services, whose total value is equal to or lower than R$500,000,000.00 (five hundred million Reais);

VII. decide on the sale, donation, assignment, or encumbrance of any assets or rights classified in the non-current assets of the Company or its subsidiaries or controlled companies, whose original acquisition value, or in its absence, the market value, is equal to or lower than R$50,000,000.00 (fifty million Reais);

VIII. decide on the granting of secured or personal guaranty by the Company in favor of third parties, controlled companies included, equal to or lower than R$50,000,000.00 (fifty million Reais) and over the amount of R$10,000,000.00 (ten million Reais), except for any guarantees in favor of (i) employees of the Company or its controlled companies with respect to residential rental agreements, in the event of relocation at the request

of the Company; and (ii) controlled or affiliated companies with respect to rental agreements for establishments, stores or commercial points;

IX. authorize the execution by the Company, or by its controlled companies, of agreements, judicial or extrajudicial, Conduct Adjustment Agreement or any similar instruments, which result in the assumption of financial obligations, to do or not to do, the donation of goods or services, and / or the waiver of rights, whenever the total amount involved exceeds R$10,000,000.00 (ten million Reais), and whose main objective is (i) to avoid the filing of new lawsuits, (ii) to remove or suspend the application of penalties and / or the imposition of restrictions by the competent authorities, or (iii) to close litigations in progress;

X. decide on the performance of non-profit acts, for the benefit of employees or the community whenever the value involved is equal to or lower than R$2,000,000.00 (two million Reais);

XI. approve the execution of collective agreements by the Company or its controlled companies; and

XII. establish financial thresholds to be applied down the hierarchical structure of the Company's administrative organization, based on the limits defined in these By-laws, for the practice of acts and execution of agreements, and those that may be approved for the Company's Board of Officers and attorneys-in-fact by the Board of Directors.

Paragraph One - The Chief Executive Officer shall, among other attributions, coordinate the activities of the Executive Officers and conduct the execution of the Company's Management, as follows:

I. to guarantee the effectiveness and the proper operation of the Board of Officers;

II. to organize and to coordinate, with collaboration of the Secretary, the agenda of the meetings;

III. to convene, directly or through the Secretary collaboration, the Board of Officers' Meetings;

IV. to install and chair the Board of Officers' Meetings;

V. to coordinate the discussions and resolutions taken in the Board of Officers' Meetings, promoting participation of all members in decision-making process, observing your independent position and being responsible for the proper operation of the meetings;

VI. to combine the Board of Officers activities with the interests of the Company, its shareholders and other interested parties; and

VII. to address to the Board of Directors' Chairman doubts and information requirements of the members of the Board of Officers, in order to facilitate and organize the communication with the Board of Directors.

Paragraph Two - The Investor Relations Officer shall, among other activities, the following attribution:

I. to guarantee the relationship with the national and international financial community, ensuring compliance with the obligations of capital market regulators where the Company's shares are listed.

Paragraph Three - The Chief Financial Officer shall, among other activities, the following attribution:

I. to ensure financial, administrative, economic-managerial and tax procedures.

Paragraph Four - The Legal Officer shall, among other activities, the following attribution:

I. to ensure the Company's tutelage and legal support, except for tax matters.

Section 33 – The Board of Executive Officers shall meet whenever convened by the Chief Executive Officer or by 2 (two) members of the Board of Executive Officers.

Paragraph One – The call notices for the meetings of the Executive Board shall be made by mail or e-mail, delivered at least 2 (two) days in advance, except in the cases of evident urgency, at the sole discretion of the Chief Executive Officer. The call notice shall be waived when all Executive Officers are present.

Paragraph Two - The members of the Board of Officers are authorized to participate through video and/or audio conferences, everything with no prejudice to the effectiveness of the decisions made. Votes by letter, e-mail or registered through the corporate governance system or any other formal means of communications are allowed as well, as long as they are received by the Chief executive Officer or the alternate thereto until the time of the respective meeting.

Paragraph Three – The decisions of the Board of Executive Officers shall be made by majority of votes of the Executive Officers, and the Chief Executive Officer shall be entitled to the deciding vote in the event of draw.

Paragraph Four – The meetings of the Board of Executive Officers shall be recorded in minutes, which shall be signed by the attending Officers and by the Secretary.

Section 34 – The Chief Executive Officer, acting severally, is vested with full powers to practice any and every act and sign any and every document on behalf of the Company, provided that the limits set forth by Sections 10, 22 and 32 of these By-laws and under the law are observed.

Paragraph One – The Board of Directors is responsible for determining the scope of authority of each one of the other Executive Officers, as well as the value up to which they are authorized to perform acts and sign documents on behalf of the Company, provided that the limits set forth in Sections 10, 22 and 32 of these By-laws and under the law are observed.

Paragraph Two – Without prejudice of the provisions in the main portion and in paragraph one of this section, any of the Company's Executive Officers may act severally in matters within the levels of authority established by the Board of Directors, as well as representing the Company before third parties, including federal, state and local government agencies.

Section 35 – Provided that the limits set forth in sections Sections 10, 22 and 32 and 34 of these By-laws, in the levels of authority established by the Board of Directors and in the law are observed, the Company shall be represented and shall be validly bound by the act or signature of:

I. any Executive Officer, acting individually;

II. 2 (two) attorneys acting jointly; or

III. a single attorney, acting individually, as long as the respective power of attorney has been signed by 2 (two) Executive Officers, one of them necessarily being the Chief Executive Officer, or by 3 (three) Executive Officers acting jointly.

Paragraph One – The powers of attorney granted by the Company shall be always signed by one Executive Officer, except for power of attorney instruments that grant powers for the grantee to act individually, which shall observe the provisions in item III of the main portion of this section, observing the relevant levels of authority established by these By-Laws.

Paragraph Two – The powers of attorney granted by the Company shall specify the powers granted and shall be valid for a maximum of 1 (one) year, except for those for judicial purposes, which shall be granted for an indeterminate term. The delegation of powers of attorney "ad negotia" is prohibited.

Section 36 – The Board of Executive Officers shall manage the Company strictly complying with the provisions of these By-laws and the applicable legislation, and the members thereof are not allowed to jointly or severally practice any act strange to the Company's corporate purposes.

CHAPTER V
FISCAL COUNCIL

Section 37 – The Fiscal Council is the body responsible for the surveillance of the Company's management acts and information to shareholders, and shall be operated permanently.

Section 38 – The Fiscal Council shall be comprised of 3 (three) to 5 (five) permanent members and each one shall have an alternate, shareholders or not, elected by the Shareholders' Meeting.

Paragraph One – The members of the Fiscal Council shall be independent, and for such, they shall comply with the following requirements: I – not be or not have been in the past 3 (three) years an employee or manager of the Company or any company controlled thereby or under the common control therewith; II – not receive any remuneration,

either directly or indirectly, from the Company or from a company controlled thereby or under the common control therewith, except for the remuneration as member of the Fiscal Council. Individuals who are not qualified as independent, as provided for in this paragraph 1, may not be elected for the Fiscal Council.

Paragraph Two – The members of the Fiscal Council, effective or alternate shall take office after the execution of the term of office, which shall encompass their subjection to the arbitration clause referred to in Section 49 of these By-Laws and the compliance with any applicable legal requirements.

Paragraph Three – The term of office of Fiscal Council members shall end at the first Annual Shareholders' Meeting following the respective election, reelection being allowed. The members of the Fiscal Council shall remain in office until their successors are installed.

Paragraph Four – The members of the Fiscal Council, in their first meeting, shall elect their Chairman, charged with effecting that organ's decisions.

Paragraph Five – The Fiscal Council may request the Company to appoint qualified staff to provide it clerical and technical support.

Paragraph Six – Upon their installation, the members of the Fiscal Council shall sign, in addition to the instrument of taking of office, a statement whereby they shall abide by the rules of such agency's internal regulation, the Company's Policies and Code of Ethics and Conduct as well as a statement certifying that they are not under any hindrance, as provided for in the Internal Regulation of the Fiscal Council.

Section 39 – In addition to the duties provided for at law, the Fiscal Council shall deliberate on its own Internal Rules.

Section 40 – The Fiscal Council shall meet regularly every quarter, and specially whenever needed.

Paragraph One – The meetings shall be convened by the Chairman of the Fiscal Council or by 2 (two) of its members or by the Company's Chief Executive Officer, and they shall be established upon the attendance of the majority of its members.

Paragraph Two – The Committee resolutions shall be passed by majority vote, the majority of its members being present and the dissenting member of the Fiscal Council shall state his dissenting opinion on the meeting minutes and shall inform it to the managing organs and the Shareholders' Meeting.

Section 41 – The members of the Fiscal Council shall be replaced in their absence or incapacity by their respective alternates.

Section 42 – In addition to the events of death, resignation, removal and others provided by law, a position shall become vacant when the member of the Fiscal Council fails to appear at 2 (two) consecutive meetings or 3 (three) non-consecutive meetings in a fiscal year.

Paragraph One – In the event a position in the Committee becomes vacant, the replacement shall be effected as provided under section 41 hereof.

Paragraph Two – If a position in the Fiscal Council becomes vacant and there is no alternate to be called to serve for the remaining term of office, a Shareholders' Meeting shall be convened to elect the alternate.

Section 43 – The remuneration of the members of the Fiscal Council shall be determined by the Annual Shareholders' Meeting electing them, and for each acting member it shall not be less than one tenth of the average remuneration paid to each Executive Officer, not counting profit sharing.

Sole Paragraph – The acting alternate shall be entitled to the member's remuneration for the replacement period, counted month by month, on which case the permanent member shall not receive the monthly remuneration.

Section 44 – As suggested by the Fiscal Council, the Company's Shareholders' Meeting shall set aside, on an annual basis, a reasonable amount to pay the expenses incurred by the Fiscal Council, which shall be incurred pursuant to the budget approved by the majority of its members.

Paragraph One – The Company's management shall take the actions required for the Company to bear all costs and expenses as approved by the Fiscal Council, provided that the limit established by the Company's Shareholders' Meeting is observed.

Paragraph Two – The Fiscal Council, upon decision of the majority of its members, may hire external consultants, including independent auditors and lawyers, to assist it in complying with its duties and assignments, provided that the annual budgetary limit determined by the Shareholders' Meeting is observed, as provided in the head paragraph hereof.

CHAPTER VI
FISCAL YEAR AND FINANCIAL STATEMENTS

Section 45 – The fiscal year shall last one year, starting on January 1st (first) of each year and ending on the last day of the month of December.

Section 46 – The Management shall submit to the Annual Shareholders' Meeting, together with the financial statements, a proposal for employee profit sharing and for the destination of the net income of the year.

Paragraph One – The net income shall have the following destination:

I. 5% (five percent) for the legal reserve, up to 20% (twenty percent) of the paid-up capital;

II. 25% (twenty-five percent) of the net income, restated pursuant to items II and III of section 202 of Law No. 6,404/76 shall be distributed as mandatory minimum dividend to all shareholders.

Paragraph Two – The net income balance not allocated to the payment of the mandatory minimum dividend shall be allocated to a supplementary reserve for the expansion of corporate business, including, but not limited to: investments in infrastructure, and in the development of products and services. The reserve provided in this Paragraph Two shall not exceed 80% (eighty percent) of the capital stock. Once that limit is reached, the Shareholders' Meeting shall decide on the destination of the balance, either distribution to shareholders or capitalization.

Paragraph Three – The management may pay or credit interest on capital as provided under paragraph 7, section 9 of Law No. 9,249/95 and applicable laws and regulations, which can be deducted from the mandatory dividends under section 202 of Law No.

6,404/76, including on the basis of interim financial statements, half-yearly, quarterly or monthly, provided under these By-laws, by resolution of the Board of Directors.

Paragraph Four - The authorization stated in the paragraph Three above, is equally applied in case of any statement of dividends or interim interest on capital, account of retained earnings or account of profit reserves existing.

Paragraph Five - Dividends not received or claimed within a period of 3 (three) years, counting from the date they were made available to the shareholder, shall be reverted to the Company.

CHAPTER VII
LIQUIDATION

Section 47 – The Company shall be liquidated in the cases provided by law, or upon decision of the Shareholders' Meeting, which shall determine the method of liquidation, elect the liquidator and install the Fiscal Council for the liquidation period, electing its members and determining their respective remuneration.

CHAPTER VIII
EQUITY CONTROL

Section 48 – The Disposal of the Company's Control, directly or indirectly, whether by means of a single transaction or successive transactions, shall be carried out under a condition precedent or subsequent that the Buyer of the Company's Control undertakes to make a public tender offer to acquire all shares, issued by the Company owned by the other shareholders, and this public tender offer must comply with terms and conditions set forth in the statutory laws and regulations in force and the Novo Mercado Rules, so as to warrant that shareholders shall be given the same treatment as the transferor.

CHAPTER IX
ARBITRATION

Section 49 – The Company, its shareholders, Senior Managers and Fiscal Council members, effective or alternate, if applicable, shall refer to arbitration before the

Market Arbitration Panel, according its regulations, any controversies that may arise among them, with relation to or origin on the condition of issuer, shareholders, officers and members of the Fiscal Council, in particular, derived from the provisions set forth in the Law nº 6,385/76, Law nº 6,404/76, Company's By-laws, rules enacted by the National Monetary Council, the Central Bank of Brazil and Securities and Exchange Commission of Brazil, as well as in any other applicable rules to the functioning of the overall capital markets, in addition to the rules set forth in the Novo Mercado Listing Rules, , other B3 regulations and the Novo Mercado Agreement.

CHAPTER X
DELISTING OF THE COMPANY OF NOVO MERCADO LISTING SEGMENT

SECTION I
GENERAL PROVISIONS

Section 50 – The Company's delisting of Novo Mercado listing segment may occur, pursuant to Sections II and III below, according to:

I. the decision of the controlling shareholder or of the Company;

II. the non-compliance with obligations under the Novo Mercado Rules; and

III. the cancellation of the Company's publicly-held registration or the conversion of the CVM registration category, in which case the provisions set forth in the legislation and regulations in force shall be observed.

SECTION II
VOLUNTARY DELISTING OF THE COMPANY

Section 51 – The voluntary delisting from the Novo Mercado listing segment will only be granted by B3, if it is preceded by a public tender offer for the acquisition of shares that observes the procedures provided in CVM instructions for cancellation of registration as a publicly held company and in the Novo Mercado Rules.

Sole Paragraph - The voluntary delisting from the Novo Mercado listing segment may occur regardless of the public tender offer for the acquisition of shares mentioned above

in the event of dismissal approved by the Shareholders' Meeting, in accordance with the Novo Mercado Rules.

SECTION III
COMPULSORY DELISTING OF THE COMPANY

Section 52 – The application of penalty for compulsory delisting from the Novo Mercado listing segment depends on a public tender offer for the acquisition of shares with the same characteristics as the public tender offer for the acquisition of shares as a result of voluntary delisting from the Novo Mercado listing segment, as provided in Section 51 above.

Sole Paragraph – In the event of not reaching the percentage level equivalent to 1/3 (one third) of the outstanding shares, after the public tender offer for acquisition of shares, the shares issued by the Company will still be traded for a period of 6 (six) months in that segment, counted from the auction of the public tender offer for the acquisition of shares, without prejudice to the application of a financial penalty.

CHAPTER XI
CORPORATE RESTRUCTURING

Section 53 - In the event of a corporate restructuring that involves the transfer of the Company's shareholding base, the resulting companies shall request admission to the Novo Mercado listing segment within 120 (one hundred and twenty) days from the date of the Shareholdders' Meeting that resolved on the said restructuring.

Sole Paragraph - In the event that the restructuring involves resulting companies that do not intend to request admission to the Novo Mercado listing segment, the majority of the holders of the Outstanding Shares of the Company present at the Shareholders' Meeting shall agree to this corporate structure.

CHAPTER XII
TEMPORARY PROVISIONS

Section 54 – Upon the Company's admission to the Novo Mercado Rules of B3 S.A. - Brasil, Bolsa, Balcão ("Novo Mercado" and "B3", respectively):

I. The Company, its shareholders, including controlling shareholders, Senior Managers and members of the Fiscal Council, as installed, shall be subject to the provisions of the Novo Mercado Rules;

II. The capitalized terms in the present By-laws that have not been defined herein shall have the meaning attributed to them in the Novo Mercado Rules; and

III. The provisions of the Novo Mercado Rules shall supersede statutory provisions, in case of harm to the rights of addressees of the public tender offers provided for herein.

Section 55 – The approval by the Company, through its representatives, of the merger, split-up, takeover or dissolution of its controlled companies shall be preceded by an economic-financial analysis by an internationally acknowledged independent company, that shall confirm equitable treatment is being provided to all companies involved, the shareholders of which shall be granted ample access to the report on that analysis.

Section 56 – These By-laws shall be interpreted in good faith. The Shareholders and the Company shall act in their relationship with the strictest good faith, both subjectively and objectively.

Section 57 - This instrument is governed by the laws of the Federative Republic of Brazil.